External Use Authorized 604 page 1/2 15 July 2001 Form 604 Corporations Act 2001 Section 671B Notice of change of interests of substantial holder To Company Name/Scheme Rio Tinto Limited ACN/ARSN 004 458 404 1. Details of substantial holder (1) Name Vanguard Group (The Vanguard Group, Inc. and its controlled entities including those listed in Annexure A) ACN/ARSN (if applicable) N/A There was a change in the interests of the substantial holder on 30 April 2026 The previous notice was given to the company on 3 July 2024 The previous notice was dated 3 July 2024 2. Previous and present voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows: Class of securities (4) Previous notice Present notice Person's votes Voting power (5) Person’s votes Voting power (5) Ordinary 22,353,663 6.022% 26,128,644 7.027% 3. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Person whose relevant interest changed Nature of change (6) Consideration given in relation to change (7) Class and number of securities affected Person's votes affected See Annexure A 4. Present relevant interests Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows: Holder of relevant interest Registered holder of securities Person entitled to be registered as holder (8) Nature of relevant interest (6) Class and number of securities Person's votes Vanguard Group Brown Brothers Harriman Various funds and other accounts of Vanguard Group Vanguard Group is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares. The other members of Vanguard Group have a relevant interest under section 608(3) of the Corporations Act. Ordinary – 1,348,187 1,348,187 Vanguard Group BNY Mellon Various funds and other accounts of Vanguard Group Vanguard Group is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares. The other members of Vanguard Group have a relevant interest under section 608(3) of the Corporations Act. Ordinary – 1,664,169 1,664,169 Vanguard Group JP Morgan Chase Bank, N.A. Various funds and other accounts of Vanguard Group Vanguard Group is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares. The other members of Vanguard Group have a relevant interest under section 608(3) of the Corporations Act. Ordinary – 18,795,893 18,795,893 Vanguard Group State Street Bank and Trust Company Various funds and other accounts of Vanguard Vanguard Group is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares. The other members of Vanguard Group have a relevant interest under section 608(3) of the Ordinary – 4,319,902 4,319,902 EXHIBIT 99.3

External Use Authorized Group Corporations Act. Vanguard Personalized Indexing Management LLC Various Others Various funds and other accounts of Vanguard Group Vanguard Group is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares. The other members of Vanguard Group have a relevant interest under section 608(3) of the Corporations Act. Ordinary – 493 493 604 page 2/2 15 July 2001 5. Changes in association The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows: Name and ACN/ARSN (if applicable) Nature of association N/A N/A 6. Addresses The addresses of persons named in this form are as follows: Name Address Vanguard Group P.O. Box 2600, V26 Valley Forge, PA 19482 USA Signature print name Shawn Acker capacity Compliance Manager sign here date 5 May 2026

External Use Authorized DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form. (2) See the definition of "associate" in section 9 of the Corporations Act 2001. (3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (6) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown". (9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A To Company Rio Tinto Limited ACN/ARSN 004 458 404 Substantial Holder Name Vanguard Group ACN/ARSN N/A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 24-Jun-2024 The Vanguard Group, Inc. BUY 120.41 Ordinary 620 620 24-Jun-2024 The Vanguard Group, Inc. BUY 119.35 Ordinary 2,347 2,347 25-Jun-2024 The Vanguard Group, Inc. BUY 121.45 Ordinary 924 924 25-Jun-2024 The Vanguard Group, Inc. BUY 120.44 Ordinary 990 990 25-Jun-2024 The Vanguard Group, Inc. BUY 120.44 Ordinary 750 750 26-Jun-2024 The Vanguard Group, Inc. BUY 120.97 Ordinary 255 255 26-Jun-2024 The Vanguard Group, Inc. SELL 120.97 Ordinary (160) (160) 26-Jun-2024 The Vanguard Group, Inc. BUY 120.97 Ordinary 4,427 4,427 26-Jun-2024 The Vanguard Group, Inc. BUY 120.97 Ordinary 3,352 3,352 26-Jun-2024 The Vanguard Group, Inc. BUY 120.97 Ordinary 102 102 26-Jun-2024 The Vanguard Group, Inc. BUY 119.02 Ordinary 1,125 1,125 26-Jun-2024 The Vanguard Group, Inc. BUY 120.97 Ordinary 2,352 2,352 26-Jun-2024 The Vanguard Group, Inc. BUY 120.97 Ordinary 599 599 27-Jun-2024 The Vanguard Group, Inc. BUY 121.54 Ordinary 102 102 27-Jun-2024 The Vanguard Group, Inc. BUY 121.54 Ordinary 306 306 27-Jun-2024 The Vanguard Group, Inc. BUY 121.04 Ordinary 4,091 4,091 27-Jun-2024 The Vanguard Group, Inc. BUY 120.83 Ordinary 8,340 8,340 28-Jun-2024 The Vanguard Group, Inc. SELL 119.00 Ordinary (111) (111) 28-Jun-2024 The Vanguard Group, Inc. SELL 118.74 Ordinary (4,290) (4,290) 28-Jun-2024 The Vanguard Group, Inc. BUY 119.00 Ordinary 565 565 01-Jul-2024 The Vanguard Group, Inc. BUY 120.67 Ordinary 153 153 01-Jul-2024 The Vanguard Group, Inc. BUY 120.27 Ordinary 1,179 1,179 01-Jul-2024 The Vanguard Group, Inc. BUY 120.27 Ordinary 1,965 1,965 02-Jul-2024 The Vanguard Group, Inc. BUY 119.63 Ordinary 510 510 02-Jul-2024 The Vanguard Group, Inc. BUY 119.64 Ordinary 50 50 02-Jul-2024 The Vanguard Group, Inc. BUY 121.02 Ordinary 3,240 3,240 02-Jul-2024 The Vanguard Group, Inc. BUY 121.02 Ordinary 4,827 4,827 02-Jul-2024 The Vanguard Group, Inc. BUY 121.02 Ordinary 2,730 2,730 03-Jul-2024 The Vanguard Group, Inc. BUY 121.11 Ordinary 375 375 03-Jul-2024 The Vanguard Group, Inc. BUY 121.11 Ordinary 4,449 4,449 03-Jul-2024 The Vanguard Group, Inc. BUY 119.31 Ordinary 1,859 1,859 05-Jul-2024 The Vanguard Group, Inc. BUY 122.87 Ordinary 102 102 05-Jul-2024 The Vanguard Group, Inc. BUY 122.87 Ordinary 408 408 05-Jul-2024 The Vanguard Group, Inc. BUY 122.87 Ordinary 75 75 05-Jul-2024 The Vanguard Group, Inc. BUY 122.87 Ordinary 156 156 05-Jul-2024 The Vanguard Group, Inc. BUY 122.60 Ordinary 603 603 09-Jul-2024 The Vanguard Group, Inc. BUY 120.60 Ordinary 78 78 09-Jul-2024 The Vanguard Group, Inc. BUY 120.90 Ordinary 16,112 16,112 09-Jul-2024 The Vanguard Group, Inc. BUY 119.57 Ordinary 975 975 09-Jul-2024 The Vanguard Group, Inc. BUY 120.90 Ordinary 11,896 11,896 09-Jul-2024 The Vanguard Group, Inc. BUY 120.90 Ordinary 4,057 4,057 10-Jul-2024 The Vanguard Group, Inc. SELL 120.59 Ordinary (990) (990) 10-Jul-2024 The Vanguard Group, Inc. BUY 120.59 Ordinary 600 600 11-Jul-2024 The Vanguard Group, Inc. BUY 119.62 Ordinary 459 459 11-Jul-2024 The Vanguard Group, Inc. BUY 120.76 Ordinary 1,965 1,965 11-Jul-2024 The Vanguard Group, Inc. BUY 120.17 Ordinary 4,191 4,191 12-Jul-2024 The Vanguard Group, Inc. BUY 119.83 Ordinary 924 924 12-Jul-2024 The Vanguard Group, Inc. BUY 119.83 Ordinary 78 78 12-Jul-2024 The Vanguard Group, Inc. BUY 120.71 Ordinary 496 496 12-Jul-2024 The Vanguard Group, Inc. BUY 120.08 Ordinary 5,587 5,587 12-Jul-2024 The Vanguard Group, Inc. BUY 119.83 Ordinary 380 380 15-Jul-2024 The Vanguard Group, Inc. BUY 119.84 Ordinary 94 94 16-Jul-2024 The Vanguard Group, Inc. BUY 116.81 Ordinary 9,946 9,946 16-Jul-2024 The Vanguard Group, Inc. SELL 116.81 Ordinary (60) (60) 16-Jul-2024 The Vanguard Group, Inc. BUY 116.81 Ordinary 250 250 16-Jul-2024 The Vanguard Group, Inc. BUY 116.81 Ordinary 2,136 2,136 16-Jul-2024 The Vanguard Group, Inc. BUY 116.81 Ordinary 156 156 16-Jul-2024 The Vanguard Group, Inc. BUY 117.58 Ordinary 1,364 1,364 16-Jul-2024 The Vanguard Group, Inc. BUY 118.00 Ordinary 4,924 4,924 17-Jul-2024 The Vanguard Group, Inc. BUY 116.03 Ordinary 3,144 3,144 18-Jul-2024 The Vanguard Group, Inc. BUY 115.94 Ordinary 100 100 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 18-Jul-2024 The Vanguard Group, Inc. BUY 115.94 Ordinary 368 368 19-Jul-2024 The Vanguard Group, Inc. BUY 113.99 Ordinary 2,644 2,644 19-Jul-2024 The Vanguard Group, Inc. BUY 113.99 Ordinary 62 62 22-Jul-2024 The Vanguard Group, Inc. BUY 114.45 Ordinary 616 616 22-Jul-2024 The Vanguard Group, Inc. BUY 113.72 Ordinary 4,648 4,648 23-Jul-2024 The Vanguard Group, Inc. BUY 113.81 Ordinary 150 150 23-Jul-2024 The Vanguard Group, Inc. BUY 114.25 Ordinary 3,846 3,846 24-Jul-2024 The Vanguard Group, Inc. BUY 114.43 Ordinary 75 75 24-Jul-2024 The Vanguard Group, Inc. BUY 113.68 Ordinary 1,316 1,316 25-Jul-2024 The Vanguard Group, Inc. SELL 112.81 Ordinary (9,791) (9,791) 25-Jul-2024 The Vanguard Group, Inc. BUY 112.81 Ordinary 100 100 25-Jul-2024 The Vanguard Group, Inc. BUY 112.81 Ordinary 450 450 25-Jul-2024 The Vanguard Group, Inc. BUY 112.81 Ordinary 156 156 26-Jul-2024 The Vanguard Group, Inc. BUY 115.91 Ordinary 250 250 26-Jul-2024 The Vanguard Group, Inc. BUY 115.91 Ordinary 250 250 26-Jul-2024 The Vanguard Group, Inc. BUY 115.91 Ordinary 65 65 26-Jul-2024 The Vanguard Group, Inc. BUY 115.91 Ordinary 622 622 29-Jul-2024 The Vanguard Group, Inc. BUY 115.87 Ordinary 308 308 30-Jul-2024 The Vanguard Group, Inc. SELL 114.66 Ordinary (4,365) (4,365) 30-Jul-2024 The Vanguard Group, Inc. BUY 114.66 Ordinary 148 148 30-Jul-2024 The Vanguard Group, Inc. BUY 114.66 Ordinary 160 160 31-Jul-2024 The Vanguard Group, Inc. SELL 117.48 Ordinary (6,618) (6,618) 31-Jul-2024 The Vanguard Group, Inc. BUY 117.48 Ordinary 616 616 31-Jul-2024 The Vanguard Group, Inc. BUY 117.50 Ordinary 1,965 1,965 31-Jul-2024 The Vanguard Group, Inc. BUY 117.48 Ordinary 40 40 01-Aug-2024 The Vanguard Group, Inc. BUY 119.70 Ordinary 333 333 01-Aug-2024 The Vanguard Group, Inc. BUY 119.24 Ordinary 6,793 6,793 02-Aug-2024 The Vanguard Group, Inc. BUY 118.75 Ordinary 86 86 02-Aug-2024 The Vanguard Group, Inc. BUY 118.75 Ordinary 74 74 02-Aug-2024 The Vanguard Group, Inc. BUY 118.75 Ordinary 160 160 02-Aug-2024 The Vanguard Group, Inc. BUY 118.75 Ordinary 160 160 02-Aug-2024 The Vanguard Group, Inc. BUY 118.75 Ordinary 308 308 02-Aug-2024 The Vanguard Group, Inc. SELL 116.90 Ordinary (633) (633) 02-Aug-2024 The Vanguard Group, Inc. BUY 116.91 Ordinary 3,063 3,063 05-Aug-2024 The Vanguard Group, Inc. BUY 116.35 Ordinary 4,081 4,081 06-Aug-2024 The Vanguard Group, Inc. SELL 118.29 Ordinary (73) (73) 06-Aug-2024 The Vanguard Group, Inc. SELL 118.43 Ordinary (660) (660) 06-Aug-2024 The Vanguard Group, Inc. BUY 118.42 Ordinary 13,472 13,472 06-Aug-2024 The Vanguard Group, Inc. BUY 118.42 Ordinary 8,916 8,916 07-Aug-2024 The Vanguard Group, Inc. BUY 116.65 Ordinary 222 222 07-Aug-2024 The Vanguard Group, Inc. BUY 116.87 Ordinary 1,965 1,965 07-Aug-2024 The Vanguard Group, Inc. SELL 116.87 Ordinary (3,960) (3,960) 07-Aug-2024 The Vanguard Group, Inc. BUY 117.69 Ordinary 8,535 8,535 07-Aug-2024 The Vanguard Group, Inc. BUY 117.69 Ordinary 7,096 7,096 07-Aug-2024 The Vanguard Group, Inc. SELL 116.65 Ordinary (1,414) (1,414) 08-Aug-2024 The Vanguard Group, Inc. BUY 114.16 Ordinary 74 74 08-Aug-2024 The Vanguard Group, Inc. BUY 114.16 Ordinary 370 370 08-Aug-2024 The Vanguard Group, Inc. BUY 114.16 Ordinary 444 444 08-Aug-2024 The Vanguard Group, Inc. BUY 114.16 Ordinary 468 468 08-Aug-2024 The Vanguard Group, Inc. BUY 114.16 Ordinary 32 32 08-Aug-2024 The Vanguard Group, Inc. BUY 116.01 Ordinary 4,871 4,871 09-Aug-2024 The Vanguard Group, Inc. BUY 115.19 Ordinary 10,202 10,202 09-Aug-2024 The Vanguard Group, Inc. BUY 116.47 Ordinary 322 322 09-Aug-2024 The Vanguard Group, Inc. BUY 116.47 Ordinary 160 160 09-Aug-2024 The Vanguard Group, Inc. BUY 116.47 Ordinary 756 756 09-Aug-2024 The Vanguard Group, Inc. BUY 116.47 Ordinary 75 75 09-Aug-2024 The Vanguard Group, Inc. BUY 116.47 Ordinary 2,289 2,289 09-Aug-2024 The Vanguard Group, Inc. BUY 117.40 Ordinary 1,965 1,965 12-Aug-2024 The Vanguard Group, Inc. BUY 116.19 Ordinary 3,339 3,339 12-Aug-2024 The Vanguard Group, Inc. BUY 116.19 Ordinary 2,854 2,854 13-Aug-2024 The Vanguard Group, Inc. BUY 115.42 Ordinary 111 111 13-Aug-2024 The Vanguard Group, Inc. BUY 115.42 Ordinary 616 616 13-Aug-2024 The Vanguard Group, Inc. BUY 116.33 Ordinary 744 744 14-Aug-2024 The Vanguard Group, Inc. BUY 112.43 Ordinary 4,152 4,152 14-Aug-2024 The Vanguard Group, Inc. BUY 112.43 Ordinary 3,090 3,090 15-Aug-2024 The Vanguard Group, Inc. BUY 108.40 Ordinary 477 477 16-Aug-2024 The Vanguard Group, Inc. BUY 110.09 Ordinary 75 75 16-Aug-2024 The Vanguard Group, Inc. BUY 110.09 Ordinary 75 75 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 16-Aug-2024 The Vanguard Group, Inc. BUY 110.42 Ordinary 4,105 4,105 19-Aug-2024 The Vanguard Group, Inc. BUY 110.32 Ordinary 1,950 1,950 20-Aug-2024 The Vanguard Group, Inc. BUY 110.47 Ordinary 148 148 20-Aug-2024 The Vanguard Group, Inc. BUY 110.47 Ordinary 309 309 20-Aug-2024 The Vanguard Group, Inc. BUY 110.47 Ordinary 924 924 21-Aug-2024 The Vanguard Group, Inc. BUY 111.93 Ordinary 185 185 21-Aug-2024 The Vanguard Group, Inc. BUY 109.70 Ordinary 5,262 5,262 22-Aug-2024 The Vanguard Group, Inc. BUY 112.17 Ordinary 74 74 22-Aug-2024 The Vanguard Group, Inc. BUY 112.17 Ordinary 74 74 22-Aug-2024 The Vanguard Group, Inc. BUY 112.17 Ordinary 148 148 22-Aug-2024 The Vanguard Group, Inc. BUY 112.17 Ordinary 79 79 23-Aug-2024 The Vanguard Group, Inc. SELL 110.73 Ordinary (20,188) (20,188) 23-Aug-2024 The Vanguard Group, Inc. SELL 110.73 Ordinary (482) (482) 23-Aug-2024 The Vanguard Group, Inc. BUY 111.76 Ordinary 1,965 1,965 23-Aug-2024 The Vanguard Group, Inc. BUY 110.73 Ordinary 482 482 27-Aug-2024 The Vanguard Group, Inc. BUY 111.22 Ordinary 744 744 27-Aug-2024 The Vanguard Group, Inc. SELL 111.60 Ordinary (2,640) (2,640) 27-Aug-2024 The Vanguard Group, Inc. BUY 111.22 Ordinary 375 375 28-Aug-2024 The Vanguard Group, Inc. BUY 110.89 Ordinary 90 90 29-Aug-2024 The Vanguard Group, Inc. BUY 109.99 Ordinary 296 296 29-Aug-2024 The Vanguard Group, Inc. SELL 109.99 Ordinary (1,890) (1,890) 29-Aug-2024 The Vanguard Group, Inc. SELL 110.68 Ordinary (993) (993) 30-Aug-2024 The Vanguard Group, Inc. BUY 111.55 Ordinary 3,187 3,187 04-Sep-2024 The Vanguard Group, Inc. BUY 105.68 Ordinary 182 182 04-Sep-2024 The Vanguard Group, Inc. BUY 106.08 Ordinary 1,965 1,965 05-Sep-2024 The Vanguard Group, Inc. BUY 107.09 Ordinary 296 296 05-Sep-2024 The Vanguard Group, Inc. SELL 107.09 Ordinary (784) (784) 05-Sep-2024 The Vanguard Group, Inc. BUY 106.32 Ordinary 9,520 9,520 06-Sep-2024 The Vanguard Group, Inc. BUY 107.02 Ordinary 90 90 06-Sep-2024 The Vanguard Group, Inc. BUY 105.56 Ordinary 620 620 06-Sep-2024 The Vanguard Group, Inc. BUY 105.56 Ordinary 1,955 1,955 06-Sep-2024 The Vanguard Group, Inc. BUY 107.02 Ordinary 90 90 09-Sep-2024 The Vanguard Group, Inc. BUY 106.83 Ordinary 74 74 09-Sep-2024 The Vanguard Group, Inc. BUY 106.83 Ordinary 180 180 09-Sep-2024 The Vanguard Group, Inc. SELL 106.83 Ordinary (2,744) (2,744) 09-Sep-2024 The Vanguard Group, Inc. SELL 107.85 Ordinary (1,010) (1,010) 10-Sep-2024 The Vanguard Group, Inc. BUY 107.11 Ordinary 150 150 11-Sep-2024 The Vanguard Group, Inc. BUY 108.35 Ordinary 185 185 11-Sep-2024 The Vanguard Group, Inc. BUY 108.99 Ordinary 1,955 1,955 11-Sep-2024 The Vanguard Group, Inc. BUY 108.00 Ordinary 3,535 3,535 12-Sep-2024 The Vanguard Group, Inc. BUY 110.41 Ordinary 296 296 12-Sep-2024 The Vanguard Group, Inc. SELL 109.46 Ordinary (65,016) (65,016) 13-Sep-2024 The Vanguard Group, Inc. BUY 111.42 Ordinary 230 230 13-Sep-2024 The Vanguard Group, Inc. BUY 111.49 Ordinary 1,200 1,200 13-Sep-2024 The Vanguard Group, Inc. BUY 111.49 Ordinary 1,875 1,875 16-Sep-2024 The Vanguard Group, Inc. BUY 110.81 Ordinary 111 111 17-Sep-2024 The Vanguard Group, Inc. BUY 110.75 Ordinary 178 178 17-Sep-2024 The Vanguard Group, Inc. BUY 110.75 Ordinary 178 178 18-Sep-2024 The Vanguard Group, Inc. BUY 109.74 Ordinary 615 615 18-Sep-2024 The Vanguard Group, Inc. BUY 109.74 Ordinary 234 234 18-Sep-2024 The Vanguard Group, Inc. BUY 109.19 Ordinary 597 597 19-Sep-2024 The Vanguard Group, Inc. BUY 113.61 Ordinary 234 234 19-Sep-2024 The Vanguard Group, Inc. BUY 114.18 Ordinary 1,696 1,696 19-Sep-2024 The Vanguard Group, Inc. BUY 114.18 Ordinary 744 744 19-Sep-2024 The Vanguard Group, Inc. BUY 114.18 Ordinary 1,240 1,240 19-Sep-2024 The Vanguard Group, Inc. BUY 114.18 Ordinary 3,000 3,000 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (23) (23) 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (4) (4) 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (379) (379) 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (51) (51) 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (1,394) (1,394) 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (184) (184) 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (3,880) (3,880) 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (512) (512) 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (18,179) (18,179) 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (2,394) (2,394) 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (452) (452) 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (61) (61) # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (9,015) (9,015) 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (1,188) (1,188) 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (1,263) (1,263) 20-Sep-2024 The Vanguard Group, Inc. SELL 113.02 Ordinary (167) (167) 25-Sep-2024 The Vanguard Group, Inc. BUY 120.85 Ordinary 616 616 25-Sep-2024 The Vanguard Group, Inc. BUY 120.85 Ordinary 52 52 25-Sep-2024 The Vanguard Group, Inc. BUY 120.75 Ordinary 1,296 1,296 26-Sep-2024 The Vanguard Group, Inc. BUY 123.22 Ordinary 6,804 6,804 26-Sep-2024 The Vanguard Group, Inc. BUY 121.70 Ordinary 402 402 26-Sep-2024 The Vanguard Group, Inc. BUY 121.70 Ordinary 2,300 2,300 26-Sep-2024 The Vanguard Group, Inc. BUY 123.22 Ordinary 6,997 6,997 26-Sep-2024 The Vanguard Group, Inc. BUY 123.22 Ordinary 298 298 26-Sep-2024 The Vanguard Group, Inc. BUY 124.00 Ordinary 4,212 4,212 26-Sep-2024 The Vanguard Group, Inc. BUY 123.22 Ordinary 5,977 5,977 26-Sep-2024 The Vanguard Group, Inc. SELL 121.70 Ordinary (462) (462) 26-Sep-2024 The Vanguard Group, Inc. BUY 123.22 Ordinary 3,864 3,864 26-Sep-2024 The Vanguard Group, Inc. BUY 123.22 Ordinary 437 437 26-Sep-2024 The Vanguard Group, Inc. BUY 124.00 Ordinary 1,624 1,624 27-Sep-2024 The Vanguard Group, Inc. BUY 128.21 Ordinary 1,955 1,955 27-Sep-2024 The Vanguard Group, Inc. SELL 128.21 Ordinary (16,111) (16,111) 27-Sep-2024 The Vanguard Group, Inc. BUY 128.21 Ordinary 2,000 2,000 30-Sep-2024 The Vanguard Group, Inc. BUY 129.13 Ordinary 1,134 1,134 30-Sep-2024 The Vanguard Group, Inc. BUY 130.00 Ordinary 3,993 3,993 01-Oct-2024 The Vanguard Group, Inc. SELL 125.74 Ordinary (1,904) (1,904) 01-Oct-2024 The Vanguard Group, Inc. BUY 126.45 Ordinary 346 346 02-Oct-2024 The Vanguard Group, Inc. BUY 125.96 Ordinary 118 118 02-Oct-2024 The Vanguard Group, Inc. BUY 125.79 Ordinary 1,965 1,965 02-Oct-2024 The Vanguard Group, Inc. SELL 125.96 Ordinary (372) (372) 03-Oct-2024 The Vanguard Group, Inc. BUY 126.04 Ordinary 61 61 03-Oct-2024 The Vanguard Group, Inc. BUY 127.50 Ordinary 2,506 2,506 03-Oct-2024 The Vanguard Group, Inc. BUY 127.50 Ordinary 1,510 1,510 04-Oct-2024 The Vanguard Group, Inc. BUY 123.68 Ordinary 378 378 04-Oct-2024 The Vanguard Group, Inc. BUY 123.46 Ordinary 1,085 1,085 04-Oct-2024 The Vanguard Group, Inc. BUY 123.46 Ordinary 4,716 4,716 08-Oct-2024 The Vanguard Group, Inc. BUY 120.99 Ordinary 282 282 08-Oct-2024 The Vanguard Group, Inc. SELL 120.99 Ordinary (2,268) (2,268) 08-Oct-2024 The Vanguard Group, Inc. BUY 120.87 Ordinary 1,965 1,965 09-Oct-2024 The Vanguard Group, Inc. BUY 117.94 Ordinary 1,206 1,206 09-Oct-2024 The Vanguard Group, Inc. BUY 119.62 Ordinary 443 443 10-Oct-2024 The Vanguard Group, Inc. BUY 119.87 Ordinary 4,576 4,576 10-Oct-2024 The Vanguard Group, Inc. BUY 119.87 Ordinary 150 150 10-Oct-2024 The Vanguard Group, Inc. SELL 118.30 Ordinary (410) (410) 11-Oct-2024 The Vanguard Group, Inc. BUY 120.34 Ordinary 1,965 1,965 11-Oct-2024 The Vanguard Group, Inc. BUY 119.58 Ordinary 548 548 14-Oct-2024 The Vanguard Group, Inc. BUY 121.10 Ordinary 3,152 3,152 15-Oct-2024 The Vanguard Group, Inc. BUY 122.07 Ordinary 94 94 15-Oct-2024 The Vanguard Group, Inc. BUY 122.07 Ordinary 413 413 15-Oct-2024 The Vanguard Group, Inc. BUY 121.62 Ordinary 1,970 1,970 15-Oct-2024 The Vanguard Group, Inc. BUY 121.81 Ordinary 2,072 2,072 16-Oct-2024 The Vanguard Group, Inc. BUY 120.78 Ordinary 86 86 16-Oct-2024 The Vanguard Group, Inc. SELL 120.78 Ordinary (136) (136) 16-Oct-2024 The Vanguard Group, Inc. SELL 120.56 Ordinary (24,325) (24,325) 17-Oct-2024 The Vanguard Group, Inc. BUY 121.09 Ordinary 2,352 2,352 17-Oct-2024 The Vanguard Group, Inc. BUY 118.63 Ordinary 2,900 2,900 18-Oct-2024 The Vanguard Group, Inc. BUY 117.62 Ordinary 86 86 18-Oct-2024 The Vanguard Group, Inc. BUY 118.30 Ordinary 600 600 21-Oct-2024 The Vanguard Group, Inc. BUY 119.81 Ordinary 86 86 21-Oct-2024 The Vanguard Group, Inc. BUY 118.19 Ordinary 1,580 1,580 21-Oct-2024 The Vanguard Group, Inc. BUY 118.19 Ordinary 1,975 1,975 21-Oct-2024 The Vanguard Group, Inc. BUY 118.19 Ordinary 2,160 2,160 22-Oct-2024 The Vanguard Group, Inc. SELL 118.15 Ordinary (10,432) (10,432) 22-Oct-2024 The Vanguard Group, Inc. BUY 118.72 Ordinary 555 555 23-Oct-2024 The Vanguard Group, Inc. BUY 118.46 Ordinary 172 172 24-Oct-2024 The Vanguard Group, Inc. BUY 118.48 Ordinary 580 580 24-Oct-2024 The Vanguard Group, Inc. BUY 117.78 Ordinary 253 253 28-Oct-2024 The Vanguard Group, Inc. SELL 119.20 Ordinary (1,531) (1,531) 29-Oct-2024 The Vanguard Group, Inc. BUY 121.10 Ordinary 86 86 29-Oct-2024 The Vanguard Group, Inc. BUY 121.10 Ordinary 5,916 5,916 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 29-Oct-2024 The Vanguard Group, Inc. SELL 120.72 Ordinary (513) (513) 30-Oct-2024 The Vanguard Group, Inc. SELL 120.30 Ordinary (85) (85) 31-Oct-2024 The Vanguard Group, Inc. BUY 119.31 Ordinary 75 75 31-Oct-2024 The Vanguard Group, Inc. BUY 120.21 Ordinary 660 660 01-Nov-2024 The Vanguard Group, Inc. BUY 120.37 Ordinary 10,006 10,006 04-Nov-2024 The Vanguard Group, Inc. BUY 119.74 Ordinary 94 94 04-Nov-2024 The Vanguard Group, Inc. BUY 119.74 Ordinary 86 86 04-Nov-2024 The Vanguard Group, Inc. BUY 120.63 Ordinary 5,250 5,250 05-Nov-2024 The Vanguard Group, Inc. BUY 119.42 Ordinary 141 141 05-Nov-2024 The Vanguard Group, Inc. BUY 119.42 Ordinary 75 75 05-Nov-2024 The Vanguard Group, Inc. BUY 119.42 Ordinary 55 55 05-Nov-2024 The Vanguard Group, Inc. BUY 119.45 Ordinary 3,317 3,317 06-Nov-2024 The Vanguard Group, Inc. BUY 119.38 Ordinary 86 86 06-Nov-2024 The Vanguard Group, Inc. BUY 119.38 Ordinary 3,897 3,897 07-Nov-2024 The Vanguard Group, Inc. BUY 121.66 Ordinary 750 750 07-Nov-2024 The Vanguard Group, Inc. BUY 123.67 Ordinary 580 580 08-Nov-2024 The Vanguard Group, Inc. BUY 123.31 Ordinary 86 86 08-Nov-2024 The Vanguard Group, Inc. SELL 123.36 Ordinary (104) (104) 08-Nov-2024 The Vanguard Group, Inc. BUY 123.31 Ordinary 679 679 11-Nov-2024 The Vanguard Group, Inc. BUY 119.53 Ordinary 580 580 11-Nov-2024 The Vanguard Group, Inc. BUY 119.53 Ordinary 1,985 1,985 11-Nov-2024 The Vanguard Group, Inc. BUY 119.53 Ordinary 400 400 12-Nov-2024 The Vanguard Group, Inc. BUY 117.54 Ordinary 310 310 12-Nov-2024 The Vanguard Group, Inc. BUY 117.54 Ordinary 614 614 12-Nov-2024 The Vanguard Group, Inc. BUY 116.67 Ordinary 5,930 5,930 13-Nov-2024 The Vanguard Group, Inc. BUY 113.66 Ordinary 124 124 13-Nov-2024 The Vanguard Group, Inc. BUY 113.66 Ordinary 178 178 13-Nov-2024 The Vanguard Group, Inc. BUY 113.66 Ordinary 616 616 13-Nov-2024 The Vanguard Group, Inc. BUY 113.66 Ordinary 172 172 13-Nov-2024 The Vanguard Group, Inc. BUY 115.01 Ordinary 8,555 8,555 14-Nov-2024 The Vanguard Group, Inc. BUY 113.92 Ordinary 496 496 14-Nov-2024 The Vanguard Group, Inc. BUY 113.92 Ordinary 75 75 14-Nov-2024 The Vanguard Group, Inc. BUY 114.55 Ordinary 13,684 13,684 15-Nov-2024 The Vanguard Group, Inc. BUY 113.75 Ordinary 124 124 15-Nov-2024 The Vanguard Group, Inc. BUY 113.75 Ordinary 178 178 15-Nov-2024 The Vanguard Group, Inc. BUY 113.61 Ordinary 7,733 7,733 18-Nov-2024 The Vanguard Group, Inc. BUY 116.21 Ordinary 450 450 19-Nov-2024 The Vanguard Group, Inc. BUY 115.70 Ordinary 356 356 19-Nov-2024 The Vanguard Group, Inc. BUY 115.70 Ordinary 1,885 1,885 19-Nov-2024 The Vanguard Group, Inc. BUY 115.70 Ordinary 111 111 19-Nov-2024 The Vanguard Group, Inc. BUY 115.78 Ordinary 5,894 5,894 19-Nov-2024 The Vanguard Group, Inc. BUY 115.78 Ordinary 6,367 6,367 20-Nov-2024 The Vanguard Group, Inc. BUY 115.90 Ordinary 62 62 20-Nov-2024 The Vanguard Group, Inc. BUY 116.03 Ordinary 725 725 20-Nov-2024 The Vanguard Group, Inc. BUY 116.10 Ordinary 3,826 3,826 20-Nov-2024 The Vanguard Group, Inc. SELL 115.86 Ordinary (38,498) (38,498) 21-Nov-2024 The Vanguard Group, Inc. BUY 116.44 Ordinary 372 372 21-Nov-2024 The Vanguard Group, Inc. BUY 116.44 Ordinary 620 620 21-Nov-2024 The Vanguard Group, Inc. SELL 117.40 Ordinary (1,326) (1,326) 21-Nov-2024 The Vanguard Group, Inc. BUY 117.40 Ordinary 600 600 22-Nov-2024 The Vanguard Group, Inc. BUY 117.18 Ordinary 267 267 25-Nov-2024 The Vanguard Group, Inc. BUY 116.71 Ordinary 2,254 2,254 25-Nov-2024 The Vanguard Group, Inc. BUY 116.71 Ordinary 2,046 2,046 25-Nov-2024 The Vanguard Group, Inc. BUY 116.71 Ordinary 26 26 26-Nov-2024 The Vanguard Group, Inc. BUY 117.10 Ordinary 248 248 26-Nov-2024 The Vanguard Group, Inc. BUY 117.10 Ordinary 178 178 26-Nov-2024 The Vanguard Group, Inc. SELL 117.10 Ordinary (450) (450) 27-Nov-2024 The Vanguard Group, Inc. BUY 117.18 Ordinary 124 124 27-Nov-2024 The Vanguard Group, Inc. BUY 117.18 Ordinary 450 450 27-Nov-2024 The Vanguard Group, Inc. BUY 117.05 Ordinary 6,203 6,203 02-Dec-2024 The Vanguard Group, Inc. BUY 119.28 Ordinary 89 89 02-Dec-2024 The Vanguard Group, Inc. BUY 119.28 Ordinary 267 267 03-Dec-2024 The Vanguard Group, Inc. BUY 119.05 Ordinary 310 310 03-Dec-2024 The Vanguard Group, Inc. BUY 119.05 Ordinary 86 86 03-Dec-2024 The Vanguard Group, Inc. BUY 118.78 Ordinary 1,015 1,015 03-Dec-2024 The Vanguard Group, Inc. BUY 119.80 Ordinary 2,699 2,699 03-Dec-2024 The Vanguard Group, Inc. BUY 118.78 Ordinary 2,779 2,779 03-Dec-2024 The Vanguard Group, Inc. SELL 118.78 Ordinary (4,251) (4,251) # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 03-Dec-2024 The Vanguard Group, Inc. BUY 119.05 Ordinary 100 100 03-Dec-2024 The Vanguard Group, Inc. BUY 119.80 Ordinary 4,669 4,669 03-Dec-2024 The Vanguard Group, Inc. BUY 119.80 Ordinary 3,882 3,882 04-Dec-2024 The Vanguard Group, Inc. BUY 120.08 Ordinary 113 113 04-Dec-2024 The Vanguard Group, Inc. BUY 120.08 Ordinary 75 75 04-Dec-2024 The Vanguard Group, Inc. BUY 120.08 Ordinary 48 48 04-Dec-2024 The Vanguard Group, Inc. BUY 119.98 Ordinary 7,891 7,891 05-Dec-2024 The Vanguard Group, Inc. BUY 119.28 Ordinary 6,441 6,441 05-Dec-2024 The Vanguard Group, Inc. BUY 119.28 Ordinary 6,514 6,514 06-Dec-2024 The Vanguard Group, Inc. BUY 119.78 Ordinary 324 324 06-Dec-2024 The Vanguard Group, Inc. SELL 119.78 Ordinary (3,117) (3,117) 06-Dec-2024 The Vanguard Group, Inc. BUY 119.99 Ordinary 3,763 3,763 09-Dec-2024 The Vanguard Group, Inc. BUY 119.49 Ordinary 98 98 09-Dec-2024 The Vanguard Group, Inc. BUY 119.49 Ordinary 343 343 09-Dec-2024 The Vanguard Group, Inc. SELL 119.49 Ordinary (5,060) (5,060) 09-Dec-2024 The Vanguard Group, Inc. BUY 120.51 Ordinary 1,000 1,000 10-Dec-2024 The Vanguard Group, Inc. BUY 125.28 Ordinary 92 92 10-Dec-2024 The Vanguard Group, Inc. BUY 125.28 Ordinary 108 108 10-Dec-2024 The Vanguard Group, Inc. SELL 125.28 Ordinary (4,560) (4,560) 10-Dec-2024 The Vanguard Group, Inc. SELL 124.81 Ordinary (1,105) (1,105) 10-Dec-2024 The Vanguard Group, Inc. BUY 124.81 Ordinary 725 725 10-Dec-2024 The Vanguard Group, Inc. BUY 123.58 Ordinary 4,389 4,389 10-Dec-2024 The Vanguard Group, Inc. BUY 124.81 Ordinary 804 804 10-Dec-2024 The Vanguard Group, Inc. BUY 125.48 Ordinary 4,390 4,390 11-Dec-2024 The Vanguard Group, Inc. BUY 123.81 Ordinary 101 101 11-Dec-2024 The Vanguard Group, Inc. BUY 123.81 Ordinary 65 65 11-Dec-2024 The Vanguard Group, Inc. BUY 124.74 Ordinary 4,639 4,639 11-Dec-2024 The Vanguard Group, Inc. BUY 124.74 Ordinary 4,336 4,336 12-Dec-2024 The Vanguard Group, Inc. BUY 124.15 Ordinary 245 245 12-Dec-2024 The Vanguard Group, Inc. BUY 124.15 Ordinary 343 343 12-Dec-2024 The Vanguard Group, Inc. BUY 124.15 Ordinary 172 172 12-Dec-2024 The Vanguard Group, Inc. BUY 122.79 Ordinary 580 580 13-Dec-2024 The Vanguard Group, Inc. BUY 120.91 Ordinary 4,438 4,438 16-Dec-2024 The Vanguard Group, Inc. SELL 118.64 Ordinary (760) (760) 19-Dec-2024 The Vanguard Group, Inc. BUY 117.40 Ordinary 392 392 19-Dec-2024 The Vanguard Group, Inc. BUY 117.40 Ordinary 50 50 20-Dec-2024 The Vanguard Group, Inc. SELL 116.74 Ordinary (5,683) (5,683) 20-Dec-2024 The Vanguard Group, Inc. BUY 116.74 Ordinary 441 441 20-Dec-2024 The Vanguard Group, Inc. SELL 116.74 Ordinary (1,944) (1,944) 20-Dec-2024 The Vanguard Group, Inc. BUY 116.69 Ordinary 32 32 20-Dec-2024 The Vanguard Group, Inc. BUY 116.74 Ordinary 461 461 20-Dec-2024 The Vanguard Group, Inc. SELL 116.74 Ordinary (7,505) (7,505) 20-Dec-2024 The Vanguard Group, Inc. SELL 116.36 Ordinary (2,640) (2,640) 20-Dec-2024 The Vanguard Group, Inc. SELL 116.74 Ordinary (4,979) (4,979) 20-Dec-2024 The Vanguard Group, Inc. SELL 116.74 Ordinary (3,388) (3,388) 20-Dec-2024 The Vanguard Group, Inc. BUY 116.69 Ordinary 45 45 20-Dec-2024 The Vanguard Group, Inc. BUY 116.74 Ordinary 669 669 23-Dec-2024 The Vanguard Group, Inc. BUY 117.14 Ordinary 147 147 23-Dec-2024 The Vanguard Group, Inc. SELL 117.14 Ordinary (240) (240) 23-Dec-2024 The Vanguard Group, Inc. BUY 117.02 Ordinary 168 168 23-Dec-2024 The Vanguard Group, Inc. BUY 117.02 Ordinary 840 840 23-Dec-2024 The Vanguard Group, Inc. BUY 116.74 Ordinary 3,202 3,202 23-Dec-2024 The Vanguard Group, Inc. BUY 117.13 Ordinary 640 640 24-Dec-2024 The Vanguard Group, Inc. BUY 116.26 Ordinary 1,176 1,176 27-Dec-2024 The Vanguard Group, Inc. BUY 116.88 Ordinary 504 504 27-Dec-2024 The Vanguard Group, Inc. BUY 116.88 Ordinary 3,920 3,920 27-Dec-2024 The Vanguard Group, Inc. BUY 116.88 Ordinary 5,580 5,580 27-Dec-2024 The Vanguard Group, Inc. BUY 117.17 Ordinary 2,270 2,270 30-Dec-2024 The Vanguard Group, Inc. SELL 117.87 Ordinary (37) (37) 30-Dec-2024 The Vanguard Group, Inc. BUY 117.87 Ordinary 196 196 30-Dec-2024 The Vanguard Group, Inc. BUY 117.52 Ordinary 4,029 4,029 02-Jan-2025 The Vanguard Group, Inc. BUY 118.21 Ordinary 294 294 02-Jan-2025 The Vanguard Group, Inc. BUY 118.34 Ordinary 672 672 02-Jan-2025 The Vanguard Group, Inc. BUY 118.34 Ordinary 3,910 3,910 03-Jan-2025 The Vanguard Group, Inc. BUY 117.47 Ordinary 196 196 03-Jan-2025 The Vanguard Group, Inc. BUY 117.25 Ordinary 2,346 2,346 03-Jan-2025 The Vanguard Group, Inc. BUY 117.78 Ordinary 4,328 4,328 03-Jan-2025 The Vanguard Group, Inc. SELL 117.63 Ordinary (370) (370) # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 06-Jan-2025 The Vanguard Group, Inc. BUY 115.44 Ordinary 98 98 06-Jan-2025 The Vanguard Group, Inc. BUY 115.44 Ordinary 245 245 06-Jan-2025 The Vanguard Group, Inc. BUY 115.44 Ordinary 80 80 07-Jan-2025 The Vanguard Group, Inc. BUY 114.65 Ordinary 75 75 07-Jan-2025 The Vanguard Group, Inc. BUY 114.65 Ordinary 245 245 07-Jan-2025 The Vanguard Group, Inc. BUY 114.65 Ordinary 276 276 07-Jan-2025 The Vanguard Group, Inc. SELL 114.65 Ordinary (2,502) (2,502) 07-Jan-2025 The Vanguard Group, Inc. BUY 115.37 Ordinary 4,301 4,301 07-Jan-2025 The Vanguard Group, Inc. BUY 115.37 Ordinary 2,511 2,511 08-Jan-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary 294 294 09-Jan-2025 The Vanguard Group, Inc. BUY 116.20 Ordinary 4,912 4,912 09-Jan-2025 The Vanguard Group, Inc. SELL 115.93 Ordinary (276) (276) 10-Jan-2025 The Vanguard Group, Inc. BUY 119.04 Ordinary 98 98 10-Jan-2025 The Vanguard Group, Inc. BUY 119.04 Ordinary 196 196 10-Jan-2025 The Vanguard Group, Inc. BUY 119.04 Ordinary 294 294 10-Jan-2025 The Vanguard Group, Inc. BUY 119.02 Ordinary 42 42 10-Jan-2025 The Vanguard Group, Inc. BUY 117.92 Ordinary 394 394 13-Jan-2025 The Vanguard Group, Inc. BUY 119.03 Ordinary 3,782 3,782 14-Jan-2025 The Vanguard Group, Inc. BUY 119.80 Ordinary 79 79 14-Jan-2025 The Vanguard Group, Inc. BUY 119.80 Ordinary 322 322 14-Jan-2025 The Vanguard Group, Inc. BUY 120.04 Ordinary 2,254 2,254 14-Jan-2025 The Vanguard Group, Inc. BUY 119.80 Ordinary 103 103 14-Jan-2025 The Vanguard Group, Inc. BUY 119.98 Ordinary 6,329 6,329 14-Jan-2025 The Vanguard Group, Inc. BUY 119.80 Ordinary 741 741 15-Jan-2025 The Vanguard Group, Inc. BUY 120.15 Ordinary 4,528 4,528 15-Jan-2025 The Vanguard Group, Inc. BUY 120.15 Ordinary 3,523 3,523 16-Jan-2025 The Vanguard Group, Inc. BUY 119.61 Ordinary 98 98 16-Jan-2025 The Vanguard Group, Inc. BUY 119.61 Ordinary 322 322 16-Jan-2025 The Vanguard Group, Inc. BUY 119.61 Ordinary 76 76 21-Jan-2025 The Vanguard Group, Inc. BUY 120.61 Ordinary 35 35 21-Jan-2025 The Vanguard Group, Inc. SELL 120.61 Ordinary (1,844) (1,844) 21-Jan-2025 The Vanguard Group, Inc. SELL 121.05 Ordinary (2,520) (2,520) 22-Jan-2025 The Vanguard Group, Inc. BUY 119.61 Ordinary 196 196 22-Jan-2025 The Vanguard Group, Inc. SELL 119.61 Ordinary (5,775) (5,775) 22-Jan-2025 The Vanguard Group, Inc. SELL 119.61 Ordinary (924) (924) 22-Jan-2025 The Vanguard Group, Inc. BUY 119.61 Ordinary 76 76 22-Jan-2025 The Vanguard Group, Inc. BUY 120.50 Ordinary 3,955 3,955 22-Jan-2025 The Vanguard Group, Inc. BUY 119.80 Ordinary 5,253 5,253 23-Jan-2025 The Vanguard Group, Inc. BUY 118.00 Ordinary 245 245 23-Jan-2025 The Vanguard Group, Inc. BUY 118.00 Ordinary 150 150 23-Jan-2025 The Vanguard Group, Inc. SELL 118.17 Ordinary (1,008) (1,008) 23-Jan-2025 The Vanguard Group, Inc. BUY 118.00 Ordinary 76 76 24-Jan-2025 The Vanguard Group, Inc. BUY 118.33 Ordinary 150 150 24-Jan-2025 The Vanguard Group, Inc. BUY 118.33 Ordinary 181 181 24-Jan-2025 The Vanguard Group, Inc. BUY 117.94 Ordinary 4,825 4,825 28-Jan-2025 The Vanguard Group, Inc. BUY 117.68 Ordinary 150 150 28-Jan-2025 The Vanguard Group, Inc. BUY 117.83 Ordinary 439 439 29-Jan-2025 The Vanguard Group, Inc. BUY 116.23 Ordinary 76 76 29-Jan-2025 The Vanguard Group, Inc. SELL 116.35 Ordinary (672) (672) 30-Jan-2025 The Vanguard Group, Inc. BUY 117.05 Ordinary 147 147 30-Jan-2025 The Vanguard Group, Inc. BUY 117.05 Ordinary 343 343 30-Jan-2025 The Vanguard Group, Inc. BUY 117.05 Ordinary 343 343 31-Jan-2025 The Vanguard Group, Inc. BUY 117.40 Ordinary 71 71 31-Jan-2025 The Vanguard Group, Inc. BUY 117.40 Ordinary 240 240 31-Jan-2025 The Vanguard Group, Inc. BUY 117.40 Ordinary 557 557 31-Jan-2025 The Vanguard Group, Inc. BUY 118.10 Ordinary 276 276 03-Feb-2025 The Vanguard Group, Inc. BUY 114.91 Ordinary 76 76 03-Feb-2025 The Vanguard Group, Inc. SELL 115.78 Ordinary (840) (840) 03-Feb-2025 The Vanguard Group, Inc. SELL 115.00 Ordinary (5,686) (5,686) 04-Feb-2025 The Vanguard Group, Inc. BUY 116.76 Ordinary 92 92 04-Feb-2025 The Vanguard Group, Inc. BUY 116.76 Ordinary 98 98 04-Feb-2025 The Vanguard Group, Inc. BUY 116.76 Ordinary 320 320 04-Feb-2025 The Vanguard Group, Inc. BUY 116.93 Ordinary 9,899 9,899 04-Feb-2025 The Vanguard Group, Inc. BUY 116.93 Ordinary 3,008 3,008 04-Feb-2025 The Vanguard Group, Inc. BUY 116.93 Ordinary 342 342 04-Feb-2025 The Vanguard Group, Inc. BUY 116.93 Ordinary 3,911 3,911 05-Feb-2025 The Vanguard Group, Inc. BUY 118.30 Ordinary 2,055 2,055 05-Feb-2025 The Vanguard Group, Inc. BUY 118.98 Ordinary 3,812 3,812 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 06-Feb-2025 The Vanguard Group, Inc. BUY 120.18 Ordinary 147 147 06-Feb-2025 The Vanguard Group, Inc. BUY 120.18 Ordinary 460 460 06-Feb-2025 The Vanguard Group, Inc. BUY 120.18 Ordinary 539 539 06-Feb-2025 The Vanguard Group, Inc. BUY 120.18 Ordinary 178 178 06-Feb-2025 The Vanguard Group, Inc. BUY 120.18 Ordinary 85 85 07-Feb-2025 The Vanguard Group, Inc. BUY 120.77 Ordinary 160 160 07-Feb-2025 The Vanguard Group, Inc. BUY 120.77 Ordinary 455 455 12-Feb-2025 The Vanguard Group, Inc. BUY 119.00 Ordinary 98 98 12-Feb-2025 The Vanguard Group, Inc. BUY 119.00 Ordinary 53 53 13-Feb-2025 The Vanguard Group, Inc. BUY 120.35 Ordinary 49 49 13-Feb-2025 The Vanguard Group, Inc. BUY 120.35 Ordinary 196 196 13-Feb-2025 The Vanguard Group, Inc. BUY 120.35 Ordinary 245 245 13-Feb-2025 The Vanguard Group, Inc. BUY 120.35 Ordinary 490 490 13-Feb-2025 The Vanguard Group, Inc. BUY 120.35 Ordinary 178 178 13-Feb-2025 The Vanguard Group, Inc. BUY 121.78 Ordinary 7,106 7,106 13-Feb-2025 The Vanguard Group, Inc. BUY 120.36 Ordinary 57 57 13-Feb-2025 The Vanguard Group, Inc. BUY 120.35 Ordinary 4,321 4,321 14-Feb-2025 The Vanguard Group, Inc. BUY 121.17 Ordinary 160 160 14-Feb-2025 The Vanguard Group, Inc. BUY 121.17 Ordinary 2,820 2,820 14-Feb-2025 The Vanguard Group, Inc. BUY 120.67 Ordinary 1,395 1,395 14-Feb-2025 The Vanguard Group, Inc. BUY 120.67 Ordinary 5,952 5,952 14-Feb-2025 The Vanguard Group, Inc. BUY 121.50 Ordinary 618 618 18-Feb-2025 The Vanguard Group, Inc. BUY 120.66 Ordinary 80 80 18-Feb-2025 The Vanguard Group, Inc. BUY 120.66 Ordinary 800 800 18-Feb-2025 The Vanguard Group, Inc. BUY 120.46 Ordinary 616 616 18-Feb-2025 The Vanguard Group, Inc. BUY 120.66 Ordinary 89 89 18-Feb-2025 The Vanguard Group, Inc. BUY 120.70 Ordinary 1,488 1,488 19-Feb-2025 The Vanguard Group, Inc. BUY 121.95 Ordinary 98 98 19-Feb-2025 The Vanguard Group, Inc. BUY 121.95 Ordinary 240 240 19-Feb-2025 The Vanguard Group, Inc. BUY 121.04 Ordinary 3,348 3,348 19-Feb-2025 The Vanguard Group, Inc. BUY 121.95 Ordinary 2,112 2,112 20-Feb-2025 The Vanguard Group, Inc. BUY 120.09 Ordinary 196 196 20-Feb-2025 The Vanguard Group, Inc. BUY 120.09 Ordinary 368 368 20-Feb-2025 The Vanguard Group, Inc. BUY 120.09 Ordinary 490 490 20-Feb-2025 The Vanguard Group, Inc. BUY 120.09 Ordinary 1,305 1,305 20-Feb-2025 The Vanguard Group, Inc. BUY 121.14 Ordinary 5,574 5,574 20-Feb-2025 The Vanguard Group, Inc. BUY 121.04 Ordinary 2,790 2,790 21-Feb-2025 The Vanguard Group, Inc. BUY 123.49 Ordinary 240 240 21-Feb-2025 The Vanguard Group, Inc. BUY 123.49 Ordinary 372 372 21-Feb-2025 The Vanguard Group, Inc. BUY 122.84 Ordinary 424 424 24-Feb-2025 The Vanguard Group, Inc. BUY 118.82 Ordinary 465 465 24-Feb-2025 The Vanguard Group, Inc. BUY 118.82 Ordinary 788 788 24-Feb-2025 The Vanguard Group, Inc. BUY 119.40 Ordinary 4,031 4,031 25-Feb-2025 The Vanguard Group, Inc. BUY 119.06 Ordinary 49 49 25-Feb-2025 The Vanguard Group, Inc. BUY 119.06 Ordinary 147 147 25-Feb-2025 The Vanguard Group, Inc. BUY 119.06 Ordinary 196 196 25-Feb-2025 The Vanguard Group, Inc. BUY 119.06 Ordinary 87 87 25-Feb-2025 The Vanguard Group, Inc. BUY 118.79 Ordinary 426 426 25-Feb-2025 The Vanguard Group, Inc. BUY 119.06 Ordinary 547 547 25-Feb-2025 The Vanguard Group, Inc. BUY 119.60 Ordinary 718 718 26-Feb-2025 The Vanguard Group, Inc. BUY 115.02 Ordinary 98 98 26-Feb-2025 The Vanguard Group, Inc. SELL 115.02 Ordinary (1,488) (1,488) 26-Feb-2025 The Vanguard Group, Inc. BUY 114.90 Ordinary 1,600 1,600 26-Feb-2025 The Vanguard Group, Inc. BUY 115.02 Ordinary 144 144 26-Feb-2025 The Vanguard Group, Inc. BUY 114.90 Ordinary 4,464 4,464 26-Feb-2025 The Vanguard Group, Inc. BUY 114.90 Ordinary 788 788 26-Feb-2025 The Vanguard Group, Inc. BUY 117.14 Ordinary 4,864 4,864 27-Feb-2025 The Vanguard Group, Inc. BUY 116.69 Ordinary 55 55 27-Feb-2025 The Vanguard Group, Inc. BUY 116.69 Ordinary 65 65 28-Feb-2025 The Vanguard Group, Inc. BUY 113.37 Ordinary 12,224 12,224 28-Feb-2025 The Vanguard Group, Inc. BUY 113.37 Ordinary 400 400 03-Mar-2025 The Vanguard Group, Inc. BUY 117.41 Ordinary 196 196 03-Mar-2025 The Vanguard Group, Inc. BUY 117.41 Ordinary 532 532 04-Mar-2025 The Vanguard Group, Inc. BUY 117.18 Ordinary 92 92 04-Mar-2025 The Vanguard Group, Inc. BUY 117.18 Ordinary 147 147 04-Mar-2025 The Vanguard Group, Inc. BUY 116.55 Ordinary 528 528 05-Mar-2025 The Vanguard Group, Inc. BUY 117.50 Ordinary 160 160 05-Mar-2025 The Vanguard Group, Inc. BUY 117.50 Ordinary 55 55 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 05-Mar-2025 The Vanguard Group, Inc. BUY 118.78 Ordinary 2,325 2,325 05-Mar-2025 The Vanguard Group, Inc. BUY 118.78 Ordinary 2,883 2,883 05-Mar-2025 The Vanguard Group, Inc. BUY 117.50 Ordinary 5,455 5,455 05-Mar-2025 The Vanguard Group, Inc. SELL 118.40 Ordinary (273) (273) 06-Mar-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary 49 49 06-Mar-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary 735 735 06-Mar-2025 The Vanguard Group, Inc. BUY 114.33 Ordinary 3,627 3,627 06-Mar-2025 The Vanguard Group, Inc. BUY 114.33 Ordinary 594 594 07-Mar-2025 The Vanguard Group, Inc. BUY 115.20 Ordinary 240 240 07-Mar-2025 The Vanguard Group, Inc. BUY 115.20 Ordinary 178 178 07-Mar-2025 The Vanguard Group, Inc. BUY 115.20 Ordinary 56 56 07-Mar-2025 The Vanguard Group, Inc. BUY 116.25 Ordinary 1,395 1,395 07-Mar-2025 The Vanguard Group, Inc. BUY 115.20 Ordinary 685 685 07-Mar-2025 The Vanguard Group, Inc. BUY 116.25 Ordinary 1,980 1,980 10-Mar-2025 The Vanguard Group, Inc. BUY 118.00 Ordinary 672 672 10-Mar-2025 The Vanguard Group, Inc. BUY 118.72 Ordinary 97 97 11-Mar-2025 The Vanguard Group, Inc. BUY 119.34 Ordinary 392 392 11-Mar-2025 The Vanguard Group, Inc. BUY 119.34 Ordinary 392 392 11-Mar-2025 The Vanguard Group, Inc. SELL 118.54 Ordinary (6,080) (6,080) 11-Mar-2025 The Vanguard Group, Inc. BUY 118.54 Ordinary 3,348 3,348 11-Mar-2025 The Vanguard Group, Inc. BUY 118.38 Ordinary 5,051 5,051 12-Mar-2025 The Vanguard Group, Inc. BUY 117.22 Ordinary 55 55 12-Mar-2025 The Vanguard Group, Inc. BUY 117.73 Ordinary 1,791 1,791 13-Mar-2025 The Vanguard Group, Inc. BUY 115.99 Ordinary 196 196 13-Mar-2025 The Vanguard Group, Inc. BUY 115.99 Ordinary 230 230 13-Mar-2025 The Vanguard Group, Inc. BUY 115.99 Ordinary 160 160 13-Mar-2025 The Vanguard Group, Inc. SELL 116.32 Ordinary (2,012) (2,012) 14-Mar-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary 49 49 14-Mar-2025 The Vanguard Group, Inc. BUY 118.20 Ordinary 3,930 3,930 14-Mar-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary 54 54 14-Mar-2025 The Vanguard Group, Inc. BUY 118.20 Ordinary 2,232 2,232 14-Mar-2025 The Vanguard Group, Inc. SELL 117.37 Ordinary (4,074) (4,074) 14-Mar-2025 The Vanguard Group, Inc. BUY 117.85 Ordinary 3,959 3,959 17-Mar-2025 The Vanguard Group, Inc. BUY 119.20 Ordinary 320 320 17-Mar-2025 The Vanguard Group, Inc. BUY 120.13 Ordinary 2,139 2,139 17-Mar-2025 The Vanguard Group, Inc. BUY 120.13 Ordinary 4,371 4,371 17-Mar-2025 The Vanguard Group, Inc. BUY 120.13 Ordinary 2,000 2,000 17-Mar-2025 The Vanguard Group, Inc. BUY 120.13 Ordinary 2,000 2,000 18-Mar-2025 The Vanguard Group, Inc. BUY 119.53 Ordinary 441 441 18-Mar-2025 The Vanguard Group, Inc. BUY 119.53 Ordinary 89 89 18-Mar-2025 The Vanguard Group, Inc. BUY 119.53 Ordinary 89 89 19-Mar-2025 The Vanguard Group, Inc. BUY 118.70 Ordinary 276 276 19-Mar-2025 The Vanguard Group, Inc. BUY 118.70 Ordinary 202 202 19-Mar-2025 The Vanguard Group, Inc. BUY 118.70 Ordinary 170 170 19-Mar-2025 The Vanguard Group, Inc. BUY 119.23 Ordinary 1,176 1,176 19-Mar-2025 The Vanguard Group, Inc. BUY 118.70 Ordinary 194 194 19-Mar-2025 The Vanguard Group, Inc. BUY 119.23 Ordinary 800 800 20-Mar-2025 The Vanguard Group, Inc. BUY 117.50 Ordinary 196 196 20-Mar-2025 The Vanguard Group, Inc. BUY 117.50 Ordinary 490 490 20-Mar-2025 The Vanguard Group, Inc. BUY 117.50 Ordinary 1,792 1,792 20-Mar-2025 The Vanguard Group, Inc. BUY 117.50 Ordinary 404 404 20-Mar-2025 The Vanguard Group, Inc. BUY 117.50 Ordinary 1,212 1,212 21-Mar-2025 The Vanguard Group, Inc. SELL 118.58 Ordinary (2,138) (2,138) 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 240 240 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 29 29 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 824 824 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 76 76 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 96 96 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 2,805 2,805 21-Mar-2025 The Vanguard Group, Inc. BUY 117.64 Ordinary 1,008 1,008 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 823 823 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 24,175 24,175 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 13 13 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 357 357 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 605 605 21-Mar-2025 The Vanguard Group, Inc. BUY 117.64 Ordinary 2,790 2,790 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 17,762 17,762 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 311 311 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 9,125 9,125 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 17 17 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 470 470 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 77 77 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 2,222 2,222 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 68 68 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 1,962 1,962 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 17 17 21-Mar-2025 The Vanguard Group, Inc. BUY 118.58 Ordinary 470 470 24-Mar-2025 The Vanguard Group, Inc. BUY 119.19 Ordinary 2,822 2,822 24-Mar-2025 The Vanguard Group, Inc. BUY 119.10 Ordinary 111 111 24-Mar-2025 The Vanguard Group, Inc. BUY 118.00 Ordinary 591 591 25-Mar-2025 The Vanguard Group, Inc. BUY 118.78 Ordinary 276 276 25-Mar-2025 The Vanguard Group, Inc. BUY 118.78 Ordinary 72 72 25-Mar-2025 The Vanguard Group, Inc. BUY 118.78 Ordinary 76 76 25-Mar-2025 The Vanguard Group, Inc. BUY 118.96 Ordinary 559 559 25-Mar-2025 The Vanguard Group, Inc. BUY 119.43 Ordinary 594 594 26-Mar-2025 The Vanguard Group, Inc. BUY 119.96 Ordinary 147 147 26-Mar-2025 The Vanguard Group, Inc. BUY 119.96 Ordinary 400 400 26-Mar-2025 The Vanguard Group, Inc. BUY 119.96 Ordinary 76 76 26-Mar-2025 The Vanguard Group, Inc. BUY 119.96 Ordinary 67 67 27-Mar-2025 The Vanguard Group, Inc. BUY 120.09 Ordinary 245 245 27-Mar-2025 The Vanguard Group, Inc. BUY 120.09 Ordinary 308 308 27-Mar-2025 The Vanguard Group, Inc. BUY 120.24 Ordinary 1,458 1,458 27-Mar-2025 The Vanguard Group, Inc. BUY 120.09 Ordinary 14,129 14,129 27-Mar-2025 The Vanguard Group, Inc. BUY 120.09 Ordinary 2,775 2,775 27-Mar-2025 The Vanguard Group, Inc. BUY 120.24 Ordinary 788 788 27-Mar-2025 The Vanguard Group, Inc. BUY 120.09 Ordinary 536 536 27-Mar-2025 The Vanguard Group, Inc. BUY 120.35 Ordinary 3,704 3,704 28-Mar-2025 The Vanguard Group, Inc. BUY 119.76 Ordinary 62 62 28-Mar-2025 The Vanguard Group, Inc. BUY 121.26 Ordinary 240 240 28-Mar-2025 The Vanguard Group, Inc. BUY 119.76 Ordinary 1,322 1,322 28-Mar-2025 The Vanguard Group, Inc. BUY 120.38 Ordinary 4,050 4,050 31-Mar-2025 The Vanguard Group, Inc. BUY 115.49 Ordinary 49 49 31-Mar-2025 The Vanguard Group, Inc. BUY 115.49 Ordinary 230 230 31-Mar-2025 The Vanguard Group, Inc. BUY 115.49 Ordinary 294 294 31-Mar-2025 The Vanguard Group, Inc. BUY 115.49 Ordinary 320 320 31-Mar-2025 The Vanguard Group, Inc. BUY 115.49 Ordinary 386 386 31-Mar-2025 The Vanguard Group, Inc. BUY 115.49 Ordinary 386 386 31-Mar-2025 The Vanguard Group, Inc. BUY 115.49 Ordinary 530 530 01-Apr-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary 98 98 01-Apr-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary 147 147 01-Apr-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary 392 392 01-Apr-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary 924 924 01-Apr-2025 The Vanguard Group, Inc. BUY 117.46 Ordinary 2,370 2,370 01-Apr-2025 The Vanguard Group, Inc. BUY 117.14 Ordinary 106 106 01-Apr-2025 The Vanguard Group, Inc. BUY 116.06 Ordinary 5,881 5,881 02-Apr-2025 The Vanguard Group, Inc. BUY 115.08 Ordinary 49 49 02-Apr-2025 The Vanguard Group, Inc. BUY 115.08 Ordinary 92 92 02-Apr-2025 The Vanguard Group, Inc. BUY 115.08 Ordinary 276 276 02-Apr-2025 The Vanguard Group, Inc. BUY 115.64 Ordinary 1,494 1,494 02-Apr-2025 The Vanguard Group, Inc. BUY 115.08 Ordinary 83 83 02-Apr-2025 The Vanguard Group, Inc. BUY 115.08 Ordinary 695 695 02-Apr-2025 The Vanguard Group, Inc. BUY 115.64 Ordinary 985 985 03-Apr-2025 The Vanguard Group, Inc. BUY 111.94 Ordinary 294 294 03-Apr-2025 The Vanguard Group, Inc. BUY 111.94 Ordinary 490 490 03-Apr-2025 The Vanguard Group, Inc. BUY 111.94 Ordinary 80 80 03-Apr-2025 The Vanguard Group, Inc. BUY 113.38 Ordinary 3,293 3,293 07-Apr-2025 The Vanguard Group, Inc. BUY 105.40 Ordinary 15,805 15,805 07-Apr-2025 The Vanguard Group, Inc. BUY 108.40 Ordinary 98 98 07-Apr-2025 The Vanguard Group, Inc. SELL 108.40 Ordinary (308) (308) 07-Apr-2025 The Vanguard Group, Inc. SELL 106.89 Ordinary (1,650) (1,650) 08-Apr-2025 The Vanguard Group, Inc. SELL 109.49 Ordinary (113) (113) 08-Apr-2025 The Vanguard Group, Inc. BUY 109.48 Ordinary 147 147 08-Apr-2025 The Vanguard Group, Inc. BUY 109.48 Ordinary 980 980 08-Apr-2025 The Vanguard Group, Inc. BUY 109.48 Ordinary 206 206 08-Apr-2025 The Vanguard Group, Inc. SELL 109.49 Ordinary (320) (320) 08-Apr-2025 The Vanguard Group, Inc. BUY 107.06 Ordinary 243 243 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 08-Apr-2025 The Vanguard Group, Inc. BUY 109.49 Ordinary 520 520 09-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary 78 78 09-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary 92 92 09-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary 490 490 09-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary 1,029 1,029 09-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary 309 309 09-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary 72 72 09-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary 152 152 09-Apr-2025 The Vanguard Group, Inc. BUY 109.33 Ordinary 830 830 09-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary 690 690 09-Apr-2025 The Vanguard Group, Inc. BUY 103.99 Ordinary 1,748 1,748 10-Apr-2025 The Vanguard Group, Inc. BUY 110.59 Ordinary 147 147 10-Apr-2025 The Vanguard Group, Inc. BUY 110.59 Ordinary 784 784 10-Apr-2025 The Vanguard Group, Inc. BUY 110.59 Ordinary 924 924 10-Apr-2025 The Vanguard Group, Inc. BUY 110.59 Ordinary 76 76 10-Apr-2025 The Vanguard Group, Inc. SELL 110.13 Ordinary (2,988) (2,988) 11-Apr-2025 The Vanguard Group, Inc. BUY 109.29 Ordinary 92 92 11-Apr-2025 The Vanguard Group, Inc. BUY 109.29 Ordinary 686 686 11-Apr-2025 The Vanguard Group, Inc. BUY 109.29 Ordinary 412 412 11-Apr-2025 The Vanguard Group, Inc. BUY 109.29 Ordinary 412 412 11-Apr-2025 The Vanguard Group, Inc. BUY 109.29 Ordinary 76 76 11-Apr-2025 The Vanguard Group, Inc. BUY 109.29 Ordinary 228 228 11-Apr-2025 The Vanguard Group, Inc. BUY 107.98 Ordinary 7,531 7,531 11-Apr-2025 The Vanguard Group, Inc. SELL 109.92 Ordinary (3,685) (3,685) 11-Apr-2025 The Vanguard Group, Inc. BUY 109.29 Ordinary 138 138 11-Apr-2025 The Vanguard Group, Inc. BUY 109.92 Ordinary 796 796 14-Apr-2025 The Vanguard Group, Inc. BUY 110.84 Ordinary 70 70 14-Apr-2025 The Vanguard Group, Inc. BUY 110.85 Ordinary 49 49 14-Apr-2025 The Vanguard Group, Inc. BUY 110.85 Ordinary 230 230 14-Apr-2025 The Vanguard Group, Inc. BUY 110.85 Ordinary 245 245 14-Apr-2025 The Vanguard Group, Inc. BUY 110.85 Ordinary 308 308 14-Apr-2025 The Vanguard Group, Inc. BUY 110.85 Ordinary 308 308 14-Apr-2025 The Vanguard Group, Inc. BUY 110.85 Ordinary 76 76 14-Apr-2025 The Vanguard Group, Inc. BUY 111.48 Ordinary 1,105 1,105 14-Apr-2025 The Vanguard Group, Inc. BUY 111.48 Ordinary 394 394 14-Apr-2025 The Vanguard Group, Inc. BUY 111.48 Ordinary 985 985 15-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary 98 98 15-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary 98 98 15-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary 184 184 15-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary 309 309 15-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary 76 76 15-Apr-2025 The Vanguard Group, Inc. BUY 111.54 Ordinary 1,105 1,105 15-Apr-2025 The Vanguard Group, Inc. BUY 111.54 Ordinary 830 830 15-Apr-2025 The Vanguard Group, Inc. BUY 111.54 Ordinary 1,162 1,162 15-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary 65 65 16-Apr-2025 The Vanguard Group, Inc. BUY 108.37 Ordinary 49 49 16-Apr-2025 The Vanguard Group, Inc. BUY 108.37 Ordinary 230 230 16-Apr-2025 The Vanguard Group, Inc. BUY 108.37 Ordinary 588 588 16-Apr-2025 The Vanguard Group, Inc. BUY 108.37 Ordinary 616 616 16-Apr-2025 The Vanguard Group, Inc. BUY 108.59 Ordinary 1,105 1,105 16-Apr-2025 The Vanguard Group, Inc. BUY 108.59 Ordinary 1,105 1,105 16-Apr-2025 The Vanguard Group, Inc. BUY 108.59 Ordinary 2,210 2,210 16-Apr-2025 The Vanguard Group, Inc. BUY 109.96 Ordinary 5,124 5,124 16-Apr-2025 The Vanguard Group, Inc. BUY 108.37 Ordinary 357 357 16-Apr-2025 The Vanguard Group, Inc. BUY 108.59 Ordinary 796 796 17-Apr-2025 The Vanguard Group, Inc. BUY 111.54 Ordinary 147 147 17-Apr-2025 The Vanguard Group, Inc. BUY 111.54 Ordinary 309 309 17-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary 884 884 17-Apr-2025 The Vanguard Group, Inc. BUY 111.40 Ordinary 995 995 17-Apr-2025 The Vanguard Group, Inc. BUY 109.75 Ordinary 4,929 4,929 22-Apr-2025 The Vanguard Group, Inc. BUY 111.62 Ordinary 98 98 22-Apr-2025 The Vanguard Group, Inc. BUY 111.64 Ordinary 82 82 22-Apr-2025 The Vanguard Group, Inc. BUY 112.55 Ordinary 1,296 1,296 22-Apr-2025 The Vanguard Group, Inc. BUY 112.55 Ordinary 796 796 23-Apr-2025 The Vanguard Group, Inc. BUY 113.83 Ordinary 62 62 23-Apr-2025 The Vanguard Group, Inc. BUY 113.83 Ordinary 147 147 23-Apr-2025 The Vanguard Group, Inc. BUY 113.83 Ordinary 88 88 23-Apr-2025 The Vanguard Group, Inc. BUY 113.63 Ordinary 1,326 1,326 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 23-Apr-2025 The Vanguard Group, Inc. BUY 113.83 Ordinary 5,251 5,251 23-Apr-2025 The Vanguard Group, Inc. BUY 113.83 Ordinary 206 206 23-Apr-2025 The Vanguard Group, Inc. BUY 113.63 Ordinary 1,377 1,377 23-Apr-2025 The Vanguard Group, Inc. BUY 113.83 Ordinary 546 546 23-Apr-2025 The Vanguard Group, Inc. BUY 113.55 Ordinary 579 579 23-Apr-2025 The Vanguard Group, Inc. BUY 113.63 Ordinary 796 796 23-Apr-2025 The Vanguard Group, Inc. BUY 113.63 Ordinary 995 995 23-Apr-2025 The Vanguard Group, Inc. BUY 113.83 Ordinary 50,747 50,747 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary 196 196 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary 245 245 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary 392 392 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary 515 515 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary 393 393 24-Apr-2025 The Vanguard Group, Inc. BUY 114.70 Ordinary 1,966 1,966 24-Apr-2025 The Vanguard Group, Inc. BUY 116.56 Ordinary 830 830 24-Apr-2025 The Vanguard Group, Inc. BUY 116.56 Ordinary 1,328 1,328 24-Apr-2025 The Vanguard Group, Inc. BUY 116.56 Ordinary 2,364 2,364 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary 1,940 1,940 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary 182 182 24-Apr-2025 The Vanguard Group, Inc. BUY 116.56 Ordinary 162 162 24-Apr-2025 The Vanguard Group, Inc. BUY 116.56 Ordinary 2,025 2,025 24-Apr-2025 The Vanguard Group, Inc. BUY 114.92 Ordinary 4,047 4,047 24-Apr-2025 The Vanguard Group, Inc. BUY 116.56 Ordinary 995 995 24-Apr-2025 The Vanguard Group, Inc. BUY 114.70 Ordinary 4,448 4,448 24-Apr-2025 The Vanguard Group, Inc. BUY 115.18 Ordinary 6,529 6,529 25-Apr-2025 The Vanguard Group, Inc. BUY 116.03 Ordinary 1,105 1,105 25-Apr-2025 The Vanguard Group, Inc. BUY 116.03 Ordinary 1,296 1,296 28-Apr-2025 The Vanguard Group, Inc. BUY 115.00 Ordinary 309 309 28-Apr-2025 The Vanguard Group, Inc. BUY 115.00 Ordinary 616 616 28-Apr-2025 The Vanguard Group, Inc. BUY 115.57 Ordinary 1,970 1,970 28-Apr-2025 The Vanguard Group, Inc. BUY 115.57 Ordinary 1,685 1,685 28-Apr-2025 The Vanguard Group, Inc. BUY 115.46 Ordinary 151 151 28-Apr-2025 The Vanguard Group, Inc. BUY 115.57 Ordinary 1,218 1,218 28-Apr-2025 The Vanguard Group, Inc. BUY 115.46 Ordinary 3,622 3,622 29-Apr-2025 The Vanguard Group, Inc. BUY 116.63 Ordinary 996 996 29-Apr-2025 The Vanguard Group, Inc. BUY 116.57 Ordinary 128 128 30-Apr-2025 The Vanguard Group, Inc. BUY 116.80 Ordinary 1,348 1,348 30-Apr-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary 77 77 30-Apr-2025 The Vanguard Group, Inc. BUY 116.75 Ordinary 720 720 30-Apr-2025 The Vanguard Group, Inc. BUY 117.10 Ordinary 646 646 01-May-2025 The Vanguard Group, Inc. BUY 115.90 Ordinary 414 414 01-May-2025 The Vanguard Group, Inc. BUY 115.00 Ordinary 470 470 01-May-2025 The Vanguard Group, Inc. BUY 115.00 Ordinary 542 542 02-May-2025 The Vanguard Group, Inc. BUY 116.66 Ordinary 152 152 02-May-2025 The Vanguard Group, Inc. BUY 116.66 Ordinary 199 199 02-May-2025 The Vanguard Group, Inc. BUY 116.66 Ordinary 4,781 4,781 05-May-2025 The Vanguard Group, Inc. BUY 115.47 Ordinary 3,350 3,350 05-May-2025 The Vanguard Group, Inc. BUY 116.30 Ordinary 5,659 5,659 06-May-2025 The Vanguard Group, Inc. BUY 115.26 Ordinary 294 294 06-May-2025 The Vanguard Group, Inc. BUY 115.26 Ordinary 152 152 06-May-2025 The Vanguard Group, Inc. BUY 115.58 Ordinary 1,675 1,675 06-May-2025 The Vanguard Group, Inc. BUY 115.26 Ordinary 53 53 06-May-2025 The Vanguard Group, Inc. BUY 115.58 Ordinary 1,620 1,620 06-May-2025 The Vanguard Group, Inc. BUY 115.58 Ordinary 2,997 2,997 06-May-2025 The Vanguard Group, Inc. BUY 115.24 Ordinary 4,214 4,214 06-May-2025 The Vanguard Group, Inc. BUY 115.58 Ordinary 402 402 06-May-2025 The Vanguard Group, Inc. BUY 115.58 Ordinary 1,809 1,809 07-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary 138 138 07-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary 356 356 07-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary 445 445 07-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary 393 393 07-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary 1,336 1,336 07-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary 6,329 6,329 07-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary 147 147 07-May-2025 The Vanguard Group, Inc. BUY 115.93 Ordinary 3,742 3,742 07-May-2025 The Vanguard Group, Inc. BUY 116.22 Ordinary 670 670 07-May-2025 The Vanguard Group, Inc. BUY 115.60 Ordinary 394 394 07-May-2025 The Vanguard Group, Inc. BUY 115.60 Ordinary 788 788 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 07-May-2025 The Vanguard Group, Inc. BUY 116.22 Ordinary 1,462 1,462 08-May-2025 The Vanguard Group, Inc. BUY 116.08 Ordinary 46 46 08-May-2025 The Vanguard Group, Inc. BUY 116.08 Ordinary 147 147 08-May-2025 The Vanguard Group, Inc. BUY 116.08 Ordinary 392 392 08-May-2025 The Vanguard Group, Inc. BUY 116.08 Ordinary 64 64 08-May-2025 The Vanguard Group, Inc. BUY 116.08 Ordinary 2,223 2,223 08-May-2025 The Vanguard Group, Inc. BUY 115.74 Ordinary 804 804 09-May-2025 The Vanguard Group, Inc. BUY 114.98 Ordinary 308 308 09-May-2025 The Vanguard Group, Inc. BUY 115.64 Ordinary 1,685 1,685 09-May-2025 The Vanguard Group, Inc. BUY 114.98 Ordinary 57 57 09-May-2025 The Vanguard Group, Inc. BUY 115.46 Ordinary 2,990 2,990 12-May-2025 The Vanguard Group, Inc. BUY 117.35 Ordinary 178 178 12-May-2025 The Vanguard Group, Inc. BUY 117.35 Ordinary 80 80 12-May-2025 The Vanguard Group, Inc. BUY 118.08 Ordinary 1,458 1,458 13-May-2025 The Vanguard Group, Inc. BUY 119.85 Ordinary 147 147 13-May-2025 The Vanguard Group, Inc. BUY 119.85 Ordinary 343 343 13-May-2025 The Vanguard Group, Inc. BUY 119.85 Ordinary 308 308 13-May-2025 The Vanguard Group, Inc. BUY 119.30 Ordinary 4,749 4,749 13-May-2025 The Vanguard Group, Inc. BUY 119.85 Ordinary 64 64 13-May-2025 The Vanguard Group, Inc. BUY 120.42 Ordinary 405 405 13-May-2025 The Vanguard Group, Inc. BUY 120.42 Ordinary 1,458 1,458 14-May-2025 The Vanguard Group, Inc. SELL 120.49 Ordinary (360) (360) 14-May-2025 The Vanguard Group, Inc. BUY 120.49 Ordinary 1,342 1,342 14-May-2025 The Vanguard Group, Inc. BUY 120.49 Ordinary 3,589 3,589 14-May-2025 The Vanguard Group, Inc. BUY 119.82 Ordinary 1,324 1,324 14-May-2025 The Vanguard Group, Inc. BUY 120.49 Ordinary 205 205 14-May-2025 The Vanguard Group, Inc. BUY 120.49 Ordinary 3,360 3,360 14-May-2025 The Vanguard Group, Inc. BUY 120.19 Ordinary 1,337 1,337 14-May-2025 The Vanguard Group, Inc. BUY 120.49 Ordinary 47,571 47,571 15-May-2025 The Vanguard Group, Inc. BUY 120.02 Ordinary 245 245 15-May-2025 The Vanguard Group, Inc. BUY 120.02 Ordinary 178 178 15-May-2025 The Vanguard Group, Inc. BUY 120.02 Ordinary 616 616 15-May-2025 The Vanguard Group, Inc. BUY 119.58 Ordinary 2,050 2,050 15-May-2025 The Vanguard Group, Inc. BUY 121.35 Ordinary 243 243 15-May-2025 The Vanguard Group, Inc. BUY 121.35 Ordinary 1,620 1,620 15-May-2025 The Vanguard Group, Inc. BUY 119.58 Ordinary 670 670 15-May-2025 The Vanguard Group, Inc. BUY 119.45 Ordinary 5,289 5,289 16-May-2025 The Vanguard Group, Inc. BUY 121.05 Ordinary 409 409 16-May-2025 The Vanguard Group, Inc. BUY 121.05 Ordinary 85 85 16-May-2025 The Vanguard Group, Inc. BUY 121.05 Ordinary 4,552 4,552 16-May-2025 The Vanguard Group, Inc. BUY 121.05 Ordinary 2,697 2,697 16-May-2025 The Vanguard Group, Inc. BUY 121.14 Ordinary 600 600 16-May-2025 The Vanguard Group, Inc. BUY 121.14 Ordinary 800 800 16-May-2025 The Vanguard Group, Inc. BUY 121.05 Ordinary 2,860 2,860 19-May-2025 The Vanguard Group, Inc. SELL 119.50 Ordinary (7,713) (7,713) 19-May-2025 The Vanguard Group, Inc. BUY 120.86 Ordinary 1,105 1,105 20-May-2025 The Vanguard Group, Inc. BUY 119.22 Ordinary 196 196 20-May-2025 The Vanguard Group, Inc. BUY 119.78 Ordinary 969 969 21-May-2025 The Vanguard Group, Inc. BUY 119.56 Ordinary 413 413 21-May-2025 The Vanguard Group, Inc. BUY 119.21 Ordinary 5,354 5,354 21-May-2025 The Vanguard Group, Inc. BUY 118.40 Ordinary 1,340 1,340 21-May-2025 The Vanguard Group, Inc. BUY 119.56 Ordinary 230 230 21-May-2025 The Vanguard Group, Inc. BUY 118.40 Ordinary 3,321 3,321 22-May-2025 The Vanguard Group, Inc. BUY 118.88 Ordinary 196 196 22-May-2025 The Vanguard Group, Inc. BUY 118.88 Ordinary 245 245 22-May-2025 The Vanguard Group, Inc. BUY 118.88 Ordinary 414 414 22-May-2025 The Vanguard Group, Inc. BUY 118.88 Ordinary 1,310 1,310 22-May-2025 The Vanguard Group, Inc. BUY 118.88 Ordinary 107 107 22-May-2025 The Vanguard Group, Inc. BUY 118.83 Ordinary 1,296 1,296 22-May-2025 The Vanguard Group, Inc. BUY 118.83 Ordinary 400 400 23-May-2025 The Vanguard Group, Inc. BUY 117.11 Ordinary 1,105 1,105 23-May-2025 The Vanguard Group, Inc. BUY 117.11 Ordinary 1,600 1,600 23-May-2025 The Vanguard Group, Inc. BUY 117.00 Ordinary 2,640 2,640 27-May-2025 The Vanguard Group, Inc. BUY 115.25 Ordinary 616 616 27-May-2025 The Vanguard Group, Inc. BUY 115.25 Ordinary 1,848 1,848 28-May-2025 The Vanguard Group, Inc. BUY 114.17 Ordinary 49 49 28-May-2025 The Vanguard Group, Inc. BUY 114.08 Ordinary 332 332 28-May-2025 The Vanguard Group, Inc. BUY 114.17 Ordinary 426 426 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 28-May-2025 The Vanguard Group, Inc. BUY 114.17 Ordinary 504 504 28-May-2025 The Vanguard Group, Inc. BUY 114.17 Ordinary 1,077 1,077 28-May-2025 The Vanguard Group, Inc. SELL 114.68 Ordinary (327,126) (327,126) 29-May-2025 The Vanguard Group, Inc. BUY 113.39 Ordinary 196 196 29-May-2025 The Vanguard Group, Inc. BUY 113.39 Ordinary 76 76 29-May-2025 The Vanguard Group, Inc. BUY 113.47 Ordinary 1,685 1,685 29-May-2025 The Vanguard Group, Inc. BUY 113.39 Ordinary 96 96 30-May-2025 The Vanguard Group, Inc. SELL 112.66 Ordinary (3,277) (3,277) 30-May-2025 The Vanguard Group, Inc. BUY 112.66 Ordinary 80 80 30-May-2025 The Vanguard Group, Inc. BUY 112.66 Ordinary 139 139 30-May-2025 The Vanguard Group, Inc. BUY 112.82 Ordinary 603 603 02-Jun-2025 The Vanguard Group, Inc. SELL 110.75 Ordinary (7,056) (7,056) 02-Jun-2025 The Vanguard Group, Inc. BUY 110.75 Ordinary 147 147 02-Jun-2025 The Vanguard Group, Inc. BUY 110.75 Ordinary 228 228 02-Jun-2025 The Vanguard Group, Inc. BUY 110.75 Ordinary 75 75 02-Jun-2025 The Vanguard Group, Inc. BUY 111.63 Ordinary 4,098 4,098 02-Jun-2025 The Vanguard Group, Inc. BUY 112.00 Ordinary 1,005 1,005 03-Jun-2025 The Vanguard Group, Inc. BUY 110.02 Ordinary 147 147 03-Jun-2025 The Vanguard Group, Inc. BUY 110.02 Ordinary 276 276 03-Jun-2025 The Vanguard Group, Inc. BUY 110.02 Ordinary 345 345 03-Jun-2025 The Vanguard Group, Inc. BUY 110.34 Ordinary 1,328 1,328 04-Jun-2025 The Vanguard Group, Inc. BUY 109.68 Ordinary 387 387 04-Jun-2025 The Vanguard Group, Inc. BUY 109.68 Ordinary 4,893 4,893 04-Jun-2025 The Vanguard Group, Inc. BUY 109.96 Ordinary 1,655 1,655 04-Jun-2025 The Vanguard Group, Inc. BUY 109.68 Ordinary 754 754 04-Jun-2025 The Vanguard Group, Inc. BUY 109.96 Ordinary 404 404 04-Jun-2025 The Vanguard Group, Inc. BUY 110.50 Ordinary 361 361 05-Jun-2025 The Vanguard Group, Inc. BUY 110.01 Ordinary 294 294 05-Jun-2025 The Vanguard Group, Inc. BUY 110.01 Ordinary 392 392 05-Jun-2025 The Vanguard Group, Inc. BUY 110.01 Ordinary 154 154 05-Jun-2025 The Vanguard Group, Inc. BUY 109.90 Ordinary 993 993 05-Jun-2025 The Vanguard Group, Inc. BUY 109.90 Ordinary 2,979 2,979 05-Jun-2025 The Vanguard Group, Inc. BUY 110.01 Ordinary 188 188 05-Jun-2025 The Vanguard Group, Inc. BUY 109.90 Ordinary 1,010 1,010 06-Jun-2025 The Vanguard Group, Inc. BUY 109.60 Ordinary 64 64 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary 207 207 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary 276 276 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary 759 759 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary 828 828 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary 171 171 10-Jun-2025 The Vanguard Group, Inc. BUY 109.12 Ordinary 648 648 10-Jun-2025 The Vanguard Group, Inc. BUY 109.38 Ordinary 1,010 1,010 11-Jun-2025 The Vanguard Group, Inc. SELL 109.38 Ordinary (8,654) (8,654) 11-Jun-2025 The Vanguard Group, Inc. BUY 109.66 Ordinary 740 740 11-Jun-2025 The Vanguard Group, Inc. SELL 109.66 Ordinary (11,288) (11,288) 11-Jun-2025 The Vanguard Group, Inc. SELL 109.66 Ordinary (3,320) (3,320) 12-Jun-2025 The Vanguard Group, Inc. BUY 107.58 Ordinary 69 69 12-Jun-2025 The Vanguard Group, Inc. BUY 107.58 Ordinary 552 552 12-Jun-2025 The Vanguard Group, Inc. BUY 107.58 Ordinary 259 259 13-Jun-2025 The Vanguard Group, Inc. SELL 106.38 Ordinary (12,490) (12,490) 13-Jun-2025 The Vanguard Group, Inc. SELL 106.38 Ordinary (78) (78) 13-Jun-2025 The Vanguard Group, Inc. SELL 106.26 Ordinary (5,994) (5,994) 13-Jun-2025 The Vanguard Group, Inc. BUY 106.26 Ordinary 995 995 17-Jun-2025 The Vanguard Group, Inc. BUY 107.15 Ordinary 343 343 18-Jun-2025 The Vanguard Group, Inc. BUY 105.70 Ordinary 1,326 1,326 18-Jun-2025 The Vanguard Group, Inc. SELL 105.70 Ordinary (4,355) (4,355) 18-Jun-2025 The Vanguard Group, Inc. BUY 106.00 Ordinary 72 72 19-Jun-2025 The Vanguard Group, Inc. SELL 103.55 Ordinary (774) (774) 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary 35 35 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary 2,631 2,631 20-Jun-2025 The Vanguard Group, Inc. BUY 101.62 Ordinary 442 442 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary 1,880 1,880 20-Jun-2025 The Vanguard Group, Inc. SELL 102.17 Ordinary (1,975) (1,975) 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary 6,298 6,298 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary 3,655 3,655 20-Jun-2025 The Vanguard Group, Inc. BUY 102.17 Ordinary 137 137 23-Jun-2025 The Vanguard Group, Inc. BUY 102.76 Ordinary 1,115 1,115 23-Jun-2025 The Vanguard Group, Inc. BUY 102.76 Ordinary 984 984 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 23-Jun-2025 The Vanguard Group, Inc. BUY 101.83 Ordinary 60 60 24-Jun-2025 The Vanguard Group, Inc. BUY 105.09 Ordinary 1,115 1,115 24-Jun-2025 The Vanguard Group, Inc. BUY 105.09 Ordinary 865 865 24-Jun-2025 The Vanguard Group, Inc. BUY 105.09 Ordinary 975 975 24-Jun-2025 The Vanguard Group, Inc. BUY 105.70 Ordinary 303 303 25-Jun-2025 The Vanguard Group, Inc. BUY 104.30 Ordinary 6,013 6,013 25-Jun-2025 The Vanguard Group, Inc. BUY 104.84 Ordinary 2,555 2,555 25-Jun-2025 The Vanguard Group, Inc. BUY 104.30 Ordinary 281 281 25-Jun-2025 The Vanguard Group, Inc. BUY 103.95 Ordinary 2,400 2,400 25-Jun-2025 The Vanguard Group, Inc. BUY 104.30 Ordinary 11,963 11,963 25-Jun-2025 The Vanguard Group, Inc. BUY 104.30 Ordinary 4,482 4,482 25-Jun-2025 The Vanguard Group, Inc. BUY 104.30 Ordinary 599 599 25-Jun-2025 The Vanguard Group, Inc. BUY 103.95 Ordinary 392 392 26-Jun-2025 The Vanguard Group, Inc. BUY 104.19 Ordinary 154 154 26-Jun-2025 The Vanguard Group, Inc. BUY 105.16 Ordinary 892 892 26-Jun-2025 The Vanguard Group, Inc. BUY 105.16 Ordinary 835 835 26-Jun-2025 The Vanguard Group, Inc. BUY 104.19 Ordinary 5,574 5,574 26-Jun-2025 The Vanguard Group, Inc. BUY 104.19 Ordinary 85 85 26-Jun-2025 The Vanguard Group, Inc. BUY 105.16 Ordinary 1,600 1,600 26-Jun-2025 The Vanguard Group, Inc. BUY 104.19 Ordinary 11,401 11,401 26-Jun-2025 The Vanguard Group, Inc. BUY 104.16 Ordinary 1,159 1,159 26-Jun-2025 The Vanguard Group, Inc. BUY 104.16 Ordinary 3,239 3,239 26-Jun-2025 The Vanguard Group, Inc. SELL 104.17 Ordinary (482) (482) 27-Jun-2025 The Vanguard Group, Inc. BUY 108.97 Ordinary 94 94 27-Jun-2025 The Vanguard Group, Inc. BUY 109.03 Ordinary 2,000 2,000 27-Jun-2025 The Vanguard Group, Inc. BUY 109.03 Ordinary 970 970 27-Jun-2025 The Vanguard Group, Inc. BUY 109.03 Ordinary 970 970 30-Jun-2025 The Vanguard Group, Inc. BUY 107.56 Ordinary 1,826 1,826 01-Jul-2025 The Vanguard Group, Inc. SELL 106.12 Ordinary (152) (152) 01-Jul-2025 The Vanguard Group, Inc. BUY 105.98 Ordinary 1,631 1,631 02-Jul-2025 The Vanguard Group, Inc. BUY 108.30 Ordinary 220 220 02-Jul-2025 The Vanguard Group, Inc. BUY 108.30 Ordinary 275 275 02-Jul-2025 The Vanguard Group, Inc. BUY 108.30 Ordinary 385 385 02-Jul-2025 The Vanguard Group, Inc. BUY 106.18 Ordinary 3,245 3,245 02-Jul-2025 The Vanguard Group, Inc. BUY 106.18 Ordinary 313 313 03-Jul-2025 The Vanguard Group, Inc. BUY 110.65 Ordinary 1,191 1,191 03-Jul-2025 The Vanguard Group, Inc. BUY 110.25 Ordinary 328 328 03-Jul-2025 The Vanguard Group, Inc. BUY 110.65 Ordinary 1,200 1,200 04-Jul-2025 The Vanguard Group, Inc. BUY 108.80 Ordinary 63 63 07-Jul-2025 The Vanguard Group, Inc. BUY 108.62 Ordinary 89 89 07-Jul-2025 The Vanguard Group, Inc. BUY 108.62 Ordinary 76 76 07-Jul-2025 The Vanguard Group, Inc. BUY 108.25 Ordinary 2,779 2,779 07-Jul-2025 The Vanguard Group, Inc. BUY 108.25 Ordinary 600 600 08-Jul-2025 The Vanguard Group, Inc. BUY 108.19 Ordinary 76 76 08-Jul-2025 The Vanguard Group, Inc. BUY 107.88 Ordinary 1,115 1,115 08-Jul-2025 The Vanguard Group, Inc. BUY 106.56 Ordinary 1,779 1,779 08-Jul-2025 The Vanguard Group, Inc. BUY 107.88 Ordinary 2,382 2,382 08-Jul-2025 The Vanguard Group, Inc. BUY 107.88 Ordinary 2,779 2,779 08-Jul-2025 The Vanguard Group, Inc. BUY 106.56 Ordinary 4,041 4,041 08-Jul-2025 The Vanguard Group, Inc. BUY 106.56 Ordinary 2,164 2,164 08-Jul-2025 The Vanguard Group, Inc. BUY 108.19 Ordinary 56 56 08-Jul-2025 The Vanguard Group, Inc. BUY 107.88 Ordinary 1,680 1,680 08-Jul-2025 The Vanguard Group, Inc. BUY 108.19 Ordinary 356 356 09-Jul-2025 The Vanguard Group, Inc. BUY 107.59 Ordinary 92 92 09-Jul-2025 The Vanguard Group, Inc. BUY 108.19 Ordinary 4,321 4,321 09-Jul-2025 The Vanguard Group, Inc. SELL 108.44 Ordinary (1,014) (1,014) 09-Jul-2025 The Vanguard Group, Inc. BUY 108.44 Ordinary 1,000 1,000 10-Jul-2025 The Vanguard Group, Inc. BUY 108.62 Ordinary 275 275 10-Jul-2025 The Vanguard Group, Inc. BUY 108.62 Ordinary 76 76 10-Jul-2025 The Vanguard Group, Inc. BUY 108.62 Ordinary 133 133 11-Jul-2025 The Vanguard Group, Inc. BUY 111.08 Ordinary 820 820 11-Jul-2025 The Vanguard Group, Inc. BUY 111.09 Ordinary 117 117 11-Jul-2025 The Vanguard Group, Inc. BUY 111.08 Ordinary 2,100 2,100 11-Jul-2025 The Vanguard Group, Inc. BUY 111.08 Ordinary 1,206 1,206 14-Jul-2025 The Vanguard Group, Inc. BUY 111.74 Ordinary 165 165 14-Jul-2025 The Vanguard Group, Inc. BUY 111.74 Ordinary 162 162 14-Jul-2025 The Vanguard Group, Inc. BUY 111.74 Ordinary 313 313 14-Jul-2025 The Vanguard Group, Inc. BUY 112.42 Ordinary 2,040 2,040 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 14-Jul-2025 The Vanguard Group, Inc. BUY 111.75 Ordinary 377 377 15-Jul-2025 The Vanguard Group, Inc. BUY 109.17 Ordinary 1,338 1,338 15-Jul-2025 The Vanguard Group, Inc. BUY 110.88 Ordinary 1,562 1,562 15-Jul-2025 The Vanguard Group, Inc. BUY 109.17 Ordinary 2,382 2,382 15-Jul-2025 The Vanguard Group, Inc. BUY 110.88 Ordinary 4,118 4,118 15-Jul-2025 The Vanguard Group, Inc. BUY 110.28 Ordinary 72 72 16-Jul-2025 The Vanguard Group, Inc. BUY 111.31 Ordinary 2,382 2,382 16-Jul-2025 The Vanguard Group, Inc. BUY 110.54 Ordinary 110 110 16-Jul-2025 The Vanguard Group, Inc. BUY 110.01 Ordinary 901 901 17-Jul-2025 The Vanguard Group, Inc. BUY 111.10 Ordinary 324 324 17-Jul-2025 The Vanguard Group, Inc. BUY 111.10 Ordinary 330 330 17-Jul-2025 The Vanguard Group, Inc. BUY 111.10 Ordinary 440 440 17-Jul-2025 The Vanguard Group, Inc. BUY 111.10 Ordinary 178 178 17-Jul-2025 The Vanguard Group, Inc. BUY 111.84 Ordinary 1,338 1,338 17-Jul-2025 The Vanguard Group, Inc. BUY 111.84 Ordinary 1,338 1,338 17-Jul-2025 The Vanguard Group, Inc. BUY 111.84 Ordinary 996 996 17-Jul-2025 The Vanguard Group, Inc. BUY 111.10 Ordinary 77 77 17-Jul-2025 The Vanguard Group, Inc. BUY 111.14 Ordinary 6,880 6,880 17-Jul-2025 The Vanguard Group, Inc. BUY 111.84 Ordinary 600 600 17-Jul-2025 The Vanguard Group, Inc. BUY 111.84 Ordinary 800 800 18-Jul-2025 The Vanguard Group, Inc. BUY 113.11 Ordinary 1,161 1,161 18-Jul-2025 The Vanguard Group, Inc. BUY 113.11 Ordinary 5,805 5,805 18-Jul-2025 The Vanguard Group, Inc. BUY 112.45 Ordinary 1,115 1,115 18-Jul-2025 The Vanguard Group, Inc. BUY 112.45 Ordinary 648 648 18-Jul-2025 The Vanguard Group, Inc. BUY 112.45 Ordinary 2,382 2,382 18-Jul-2025 The Vanguard Group, Inc. BUY 113.11 Ordinary 120 120 18-Jul-2025 The Vanguard Group, Inc. BUY 112.45 Ordinary 1,176 1,176 18-Jul-2025 The Vanguard Group, Inc. BUY 113.11 Ordinary 515 515 21-Jul-2025 The Vanguard Group, Inc. BUY 114.86 Ordinary 1,344 1,344 22-Jul-2025 The Vanguard Group, Inc. BUY 118.32 Ordinary 82 82 22-Jul-2025 The Vanguard Group, Inc. BUY 119.36 Ordinary 1,784 1,784 22-Jul-2025 The Vanguard Group, Inc. BUY 118.32 Ordinary 81 81 22-Jul-2025 The Vanguard Group, Inc. BUY 119.36 Ordinary 1,344 1,344 23-Jul-2025 The Vanguard Group, Inc. BUY 119.95 Ordinary 82 82 23-Jul-2025 The Vanguard Group, Inc. BUY 119.47 Ordinary 76 76 23-Jul-2025 The Vanguard Group, Inc. BUY 119.59 Ordinary 896 896 23-Jul-2025 The Vanguard Group, Inc. BUY 119.59 Ordinary 644 644 23-Jul-2025 The Vanguard Group, Inc. BUY 119.59 Ordinary 1,449 1,449 23-Jul-2025 The Vanguard Group, Inc. BUY 119.47 Ordinary 218 218 23-Jul-2025 The Vanguard Group, Inc. BUY 119.59 Ordinary 400 400 23-Jul-2025 The Vanguard Group, Inc. BUY 119.59 Ordinary 1,200 1,200 24-Jul-2025 The Vanguard Group, Inc. BUY 119.86 Ordinary 205 205 24-Jul-2025 The Vanguard Group, Inc. BUY 119.86 Ordinary 162 162 24-Jul-2025 The Vanguard Group, Inc. BUY 119.86 Ordinary 76 76 24-Jul-2025 The Vanguard Group, Inc. BUY 119.86 Ordinary 179 179 24-Jul-2025 The Vanguard Group, Inc. BUY 119.08 Ordinary 1,848 1,848 24-Jul-2025 The Vanguard Group, Inc. BUY 119.53 Ordinary 1,326 1,326 25-Jul-2025 The Vanguard Group, Inc. BUY 118.86 Ordinary 108 108 25-Jul-2025 The Vanguard Group, Inc. BUY 118.96 Ordinary 1,099 1,099 25-Jul-2025 The Vanguard Group, Inc. BUY 118.96 Ordinary 1,990 1,990 25-Jul-2025 The Vanguard Group, Inc. BUY 118.96 Ordinary 2,388 2,388 25-Jul-2025 The Vanguard Group, Inc. BUY 118.82 Ordinary 199 199 25-Jul-2025 The Vanguard Group, Inc. SELL 118.26 Ordinary (3,469) (3,469) 29-Jul-2025 The Vanguard Group, Inc. BUY 116.93 Ordinary 287 287 29-Jul-2025 The Vanguard Group, Inc. BUY 116.93 Ordinary 243 243 29-Jul-2025 The Vanguard Group, Inc. BUY 116.93 Ordinary 76 76 29-Jul-2025 The Vanguard Group, Inc. BUY 116.88 Ordinary 2,388 2,388 29-Jul-2025 The Vanguard Group, Inc. BUY 116.93 Ordinary 147 147 30-Jul-2025 The Vanguard Group, Inc. BUY 114.67 Ordinary 1,990 1,990 30-Jul-2025 The Vanguard Group, Inc. SELL 114.67 Ordinary (5,100) (5,100) 30-Jul-2025 The Vanguard Group, Inc. BUY 114.67 Ordinary 792 792 31-Jul-2025 The Vanguard Group, Inc. BUY 111.70 Ordinary 205 205 31-Jul-2025 The Vanguard Group, Inc. BUY 111.70 Ordinary 287 287 31-Jul-2025 The Vanguard Group, Inc. SELL 110.66 Ordinary (3,400) (3,400) 31-Jul-2025 The Vanguard Group, Inc. BUY 111.71 Ordinary 180 180 01-Aug-2025 The Vanguard Group, Inc. BUY 110.90 Ordinary 246 246 01-Aug-2025 The Vanguard Group, Inc. BUY 111.02 Ordinary 2,388 2,388 01-Aug-2025 The Vanguard Group, Inc. BUY 110.90 Ordinary 53 53 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 01-Aug-2025 The Vanguard Group, Inc. BUY 111.46 Ordinary 5,300 5,300 01-Aug-2025 The Vanguard Group, Inc. BUY 110.90 Ordinary 615 615 04-Aug-2025 The Vanguard Group, Inc. BUY 111.39 Ordinary 41 41 04-Aug-2025 The Vanguard Group, Inc. BUY 111.39 Ordinary 324 324 04-Aug-2025 The Vanguard Group, Inc. BUY 111.19 Ordinary 369 369 04-Aug-2025 The Vanguard Group, Inc. SELL 111.39 Ordinary (7,740) (7,740) 04-Aug-2025 The Vanguard Group, Inc. BUY 111.39 Ordinary 76 76 04-Aug-2025 The Vanguard Group, Inc. BUY 112.51 Ordinary 1,749 1,749 05-Aug-2025 The Vanguard Group, Inc. BUY 111.87 Ordinary 54 54 05-Aug-2025 The Vanguard Group, Inc. BUY 111.87 Ordinary 123 123 05-Aug-2025 The Vanguard Group, Inc. BUY 111.87 Ordinary 164 164 05-Aug-2025 The Vanguard Group, Inc. BUY 111.87 Ordinary 152 152 05-Aug-2025 The Vanguard Group, Inc. BUY 112.44 Ordinary 632 632 05-Aug-2025 The Vanguard Group, Inc. BUY 112.44 Ordinary 1,592 1,592 05-Aug-2025 The Vanguard Group, Inc. BUY 112.07 Ordinary 3,084 3,084 05-Aug-2025 The Vanguard Group, Inc. BUY 112.44 Ordinary 1,608 1,608 06-Aug-2025 The Vanguard Group, Inc. BUY 112.95 Ordinary 205 205 06-Aug-2025 The Vanguard Group, Inc. BUY 112.72 Ordinary 1,568 1,568 06-Aug-2025 The Vanguard Group, Inc. BUY 112.72 Ordinary 2,388 2,388 06-Aug-2025 The Vanguard Group, Inc. BUY 112.95 Ordinary 150 150 07-Aug-2025 The Vanguard Group, Inc. BUY 112.36 Ordinary 246 246 07-Aug-2025 The Vanguard Group, Inc. BUY 112.36 Ordinary 77 77 07-Aug-2025 The Vanguard Group, Inc. BUY 111.91 Ordinary 1,600 1,600 08-Aug-2025 The Vanguard Group, Inc. BUY 113.62 Ordinary 147 147 08-Aug-2025 The Vanguard Group, Inc. BUY 113.62 Ordinary 216 216 08-Aug-2025 The Vanguard Group, Inc. BUY 113.54 Ordinary 1,212 1,212 12-Aug-2025 The Vanguard Group, Inc. BUY 115.02 Ordinary 1,353 1,353 12-Aug-2025 The Vanguard Group, Inc. BUY 116.72 Ordinary 224 224 12-Aug-2025 The Vanguard Group, Inc. BUY 116.72 Ordinary 284 284 12-Aug-2025 The Vanguard Group, Inc. BUY 117.18 Ordinary 1,218 1,218 13-Aug-2025 The Vanguard Group, Inc. BUY 118.59 Ordinary 1,120 1,120 13-Aug-2025 The Vanguard Group, Inc. BUY 118.59 Ordinary 2,388 2,388 13-Aug-2025 The Vanguard Group, Inc. BUY 117.84 Ordinary 2,828 2,828 14-Aug-2025 The Vanguard Group, Inc. BUY 113.45 Ordinary 74 74 14-Aug-2025 The Vanguard Group, Inc. BUY 113.45 Ordinary 311 311 14-Aug-2025 The Vanguard Group, Inc. BUY 113.01 Ordinary 1,568 1,568 14-Aug-2025 The Vanguard Group, Inc. BUY 113.01 Ordinary 486 486 14-Aug-2025 The Vanguard Group, Inc. BUY 113.01 Ordinary 2,786 2,786 14-Aug-2025 The Vanguard Group, Inc. BUY 113.45 Ordinary 142 142 14-Aug-2025 The Vanguard Group, Inc. BUY 113.01 Ordinary 1,218 1,218 15-Aug-2025 The Vanguard Group, Inc. BUY 115.05 Ordinary 122 122 18-Aug-2025 The Vanguard Group, Inc. BUY 113.30 Ordinary 6,486 6,486 18-Aug-2025 The Vanguard Group, Inc. BUY 113.30 Ordinary 270 270 18-Aug-2025 The Vanguard Group, Inc. BUY 113.30 Ordinary 387 387 18-Aug-2025 The Vanguard Group, Inc. BUY 113.30 Ordinary 61 61 18-Aug-2025 The Vanguard Group, Inc. BUY 112.67 Ordinary 1,634 1,634 18-Aug-2025 The Vanguard Group, Inc. BUY 113.66 Ordinary 5,021 5,021 19-Aug-2025 The Vanguard Group, Inc. BUY 113.05 Ordinary 205 205 19-Aug-2025 The Vanguard Group, Inc. BUY 113.05 Ordinary 2,849 2,849 19-Aug-2025 The Vanguard Group, Inc. BUY 113.05 Ordinary 906 906 20-Aug-2025 The Vanguard Group, Inc. BUY 112.90 Ordinary 41 41 20-Aug-2025 The Vanguard Group, Inc. BUY 112.90 Ordinary 41 41 20-Aug-2025 The Vanguard Group, Inc. BUY 113.64 Ordinary 82 82 20-Aug-2025 The Vanguard Group, Inc. BUY 113.66 Ordinary 162 162 20-Aug-2025 The Vanguard Group, Inc. BUY 113.66 Ordinary 162 162 20-Aug-2025 The Vanguard Group, Inc. SELL 112.90 Ordinary (311) (311) 20-Aug-2025 The Vanguard Group, Inc. BUY 112.90 Ordinary 311 311 20-Aug-2025 The Vanguard Group, Inc. BUY 112.90 Ordinary 76 76 20-Aug-2025 The Vanguard Group, Inc. BUY 112.25 Ordinary 1,379 1,379 20-Aug-2025 The Vanguard Group, Inc. BUY 113.19 Ordinary 1,592 1,592 20-Aug-2025 The Vanguard Group, Inc. BUY 113.19 Ordinary 3,184 3,184 20-Aug-2025 The Vanguard Group, Inc. BUY 112.90 Ordinary 130 130 21-Aug-2025 The Vanguard Group, Inc. BUY 114.01 Ordinary 41 41 21-Aug-2025 The Vanguard Group, Inc. BUY 114.01 Ordinary 164 164 21-Aug-2025 The Vanguard Group, Inc. BUY 114.01 Ordinary 622 622 21-Aug-2025 The Vanguard Group, Inc. BUY 114.02 Ordinary 414 414 21-Aug-2025 The Vanguard Group, Inc. BUY 113.92 Ordinary 1,290 1,290 21-Aug-2025 The Vanguard Group, Inc. BUY 113.17 Ordinary 3,913 3,913 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 21-Aug-2025 The Vanguard Group, Inc. BUY 114.02 Ordinary 453 453 21-Aug-2025 The Vanguard Group, Inc. BUY 113.92 Ordinary 1,206 1,206 21-Aug-2025 The Vanguard Group, Inc. BUY 113.92 Ordinary 1,407 1,407 21-Aug-2025 The Vanguard Group, Inc. BUY 113.17 Ordinary 3,050 3,050 22-Aug-2025 The Vanguard Group, Inc. BUY 112.71 Ordinary 56 56 25-Aug-2025 The Vanguard Group, Inc. BUY 114.97 Ordinary 1,407 1,407 26-Aug-2025 The Vanguard Group, Inc. BUY 115.42 Ordinary 1,036 1,036 26-Aug-2025 The Vanguard Group, Inc. BUY 115.42 Ordinary 243 243 26-Aug-2025 The Vanguard Group, Inc. BUY 115.42 Ordinary 324 324 26-Aug-2025 The Vanguard Group, Inc. BUY 116.21 Ordinary 990 990 26-Aug-2025 The Vanguard Group, Inc. BUY 116.21 Ordinary 2,786 2,786 26-Aug-2025 The Vanguard Group, Inc. BUY 115.42 Ordinary 243 243 27-Aug-2025 The Vanguard Group, Inc. BUY 116.63 Ordinary 369 369 27-Aug-2025 The Vanguard Group, Inc. BUY 116.63 Ordinary 93 93 27-Aug-2025 The Vanguard Group, Inc. BUY 116.63 Ordinary 2,614 2,614 27-Aug-2025 The Vanguard Group, Inc. BUY 116.63 Ordinary 234 234 28-Aug-2025 The Vanguard Group, Inc. BUY 115.41 Ordinary 41 41 28-Aug-2025 The Vanguard Group, Inc. BUY 115.41 Ordinary 246 246 28-Aug-2025 The Vanguard Group, Inc. BUY 115.41 Ordinary 756 756 28-Aug-2025 The Vanguard Group, Inc. BUY 115.41 Ordinary 179 179 29-Aug-2025 The Vanguard Group, Inc. BUY 115.47 Ordinary 243 243 29-Aug-2025 The Vanguard Group, Inc. BUY 115.49 Ordinary 440 440 02-Sep-2025 The Vanguard Group, Inc. BUY 114.44 Ordinary 246 246 02-Sep-2025 The Vanguard Group, Inc. BUY 114.44 Ordinary 243 243 02-Sep-2025 The Vanguard Group, Inc. BUY 113.89 Ordinary 2,793 2,793 02-Sep-2025 The Vanguard Group, Inc. BUY 113.89 Ordinary 3,990 3,990 02-Sep-2025 The Vanguard Group, Inc. BUY 113.89 Ordinary 1,608 1,608 03-Sep-2025 The Vanguard Group, Inc. BUY 113.57 Ordinary 810 810 03-Sep-2025 The Vanguard Group, Inc. BUY 113.57 Ordinary 2,526 2,526 03-Sep-2025 The Vanguard Group, Inc. BUY 113.57 Ordinary 152 152 03-Sep-2025 The Vanguard Group, Inc. BUY 114.05 Ordinary 6,644 6,644 03-Sep-2025 The Vanguard Group, Inc. BUY 113.57 Ordinary 283 283 03-Sep-2025 The Vanguard Group, Inc. BUY 114.05 Ordinary 2,017 2,017 04-Sep-2025 The Vanguard Group, Inc. BUY 116.17 Ordinary 58 58 04-Sep-2025 The Vanguard Group, Inc. BUY 116.15 Ordinary 164 164 04-Sep-2025 The Vanguard Group, Inc. BUY 116.15 Ordinary 410 410 04-Sep-2025 The Vanguard Group, Inc. BUY 116.15 Ordinary 152 152 05-Sep-2025 The Vanguard Group, Inc. BUY 117.23 Ordinary 149 149 05-Sep-2025 The Vanguard Group, Inc. BUY 115.40 Ordinary 4,508 4,508 05-Sep-2025 The Vanguard Group, Inc. BUY 115.40 Ordinary 2,485 2,485 08-Sep-2025 The Vanguard Group, Inc. BUY 118.21 Ordinary 243 243 08-Sep-2025 The Vanguard Group, Inc. BUY 118.19 Ordinary 2,394 2,394 08-Sep-2025 The Vanguard Group, Inc. BUY 118.21 Ordinary 74 74 08-Sep-2025 The Vanguard Group, Inc. BUY 118.19 Ordinary 3,268 3,268 08-Sep-2025 The Vanguard Group, Inc. BUY 118.21 Ordinary 363 363 08-Sep-2025 The Vanguard Group, Inc. BUY 118.19 Ordinary 1,206 1,206 09-Sep-2025 The Vanguard Group, Inc. BUY 116.94 Ordinary 287 287 09-Sep-2025 The Vanguard Group, Inc. BUY 116.67 Ordinary 334 334 09-Sep-2025 The Vanguard Group, Inc. BUY 116.67 Ordinary 1,005 1,005 10-Sep-2025 The Vanguard Group, Inc. SELL 114.57 Ordinary (1,161) (1,161) 10-Sep-2025 The Vanguard Group, Inc. BUY 114.44 Ordinary 990 990 10-Sep-2025 The Vanguard Group, Inc. BUY 114.57 Ordinary 117 117 10-Sep-2025 The Vanguard Group, Inc. BUY 115.00 Ordinary 2,163 2,163 10-Sep-2025 The Vanguard Group, Inc. BUY 114.44 Ordinary 804 804 11-Sep-2025 The Vanguard Group, Inc. BUY 114.24 Ordinary 205 205 11-Sep-2025 The Vanguard Group, Inc. BUY 114.24 Ordinary 246 246 11-Sep-2025 The Vanguard Group, Inc. BUY 115.57 Ordinary 996 996 11-Sep-2025 The Vanguard Group, Inc. BUY 115.57 Ordinary 2,394 2,394 11-Sep-2025 The Vanguard Group, Inc. BUY 114.24 Ordinary 152 152 11-Sep-2025 The Vanguard Group, Inc. BUY 114.30 Ordinary 2,736 2,736 12-Sep-2025 The Vanguard Group, Inc. BUY 115.44 Ordinary 387 387 12-Sep-2025 The Vanguard Group, Inc. BUY 114.73 Ordinary 654 654 12-Sep-2025 The Vanguard Group, Inc. BUY 114.73 Ordinary 872 872 12-Sep-2025 The Vanguard Group, Inc. BUY 114.73 Ordinary 1,002 1,002 12-Sep-2025 The Vanguard Group, Inc. BUY 115.48 Ordinary 75 75 12-Sep-2025 The Vanguard Group, Inc. BUY 115.44 Ordinary 8,690 8,690 12-Sep-2025 The Vanguard Group, Inc. SELL 115.44 Ordinary (4,675) (4,675) 15-Sep-2025 The Vanguard Group, Inc. BUY 116.02 Ordinary 656 656 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 16-Sep-2025 The Vanguard Group, Inc. BUY 117.49 Ordinary 299 299 17-Sep-2025 The Vanguard Group, Inc. BUY 115.81 Ordinary 872 872 17-Sep-2025 The Vanguard Group, Inc. BUY 115.81 Ordinary 1,020 1,020 17-Sep-2025 The Vanguard Group, Inc. BUY 115.81 Ordinary 597 597 17-Sep-2025 The Vanguard Group, Inc. BUY 116.33 Ordinary 687 687 18-Sep-2025 The Vanguard Group, Inc. BUY 115.54 Ordinary 287 287 18-Sep-2025 The Vanguard Group, Inc. BUY 115.54 Ordinary 492 492 18-Sep-2025 The Vanguard Group, Inc. BUY 116.30 Ordinary 1,197 1,197 18-Sep-2025 The Vanguard Group, Inc. BUY 115.54 Ordinary 80 80 18-Sep-2025 The Vanguard Group, Inc. BUY 116.30 Ordinary 2,580 2,580 19-Sep-2025 The Vanguard Group, Inc. SELL 114.00 Ordinary (1,499) (1,499) 19-Sep-2025 The Vanguard Group, Inc. SELL 114.00 Ordinary (1,310) (1,310) 19-Sep-2025 The Vanguard Group, Inc. SELL 114.00 Ordinary (1,274) (1,274) 19-Sep-2025 The Vanguard Group, Inc. SELL 114.00 Ordinary (1,112) (1,112) 19-Sep-2025 The Vanguard Group, Inc. BUY 114.00 Ordinary 178 178 19-Sep-2025 The Vanguard Group, Inc. SELL 114.00 Ordinary (6,417) (6,417) 19-Sep-2025 The Vanguard Group, Inc. SELL 114.00 Ordinary (5,606) (5,606) 19-Sep-2025 The Vanguard Group, Inc. SELL 114.00 Ordinary (3,360) (3,360) 19-Sep-2025 The Vanguard Group, Inc. SELL 114.00 Ordinary (2,936) (2,936) 19-Sep-2025 The Vanguard Group, Inc. BUY 114.83 Ordinary 664 664 19-Sep-2025 The Vanguard Group, Inc. SELL 114.00 Ordinary (2,641) (2,641) 19-Sep-2025 The Vanguard Group, Inc. SELL 114.00 Ordinary (2,306) (2,306) 19-Sep-2025 The Vanguard Group, Inc. BUY 114.00 Ordinary 125 125 19-Sep-2025 The Vanguard Group, Inc. SELL 114.00 Ordinary (12,533) (12,533) 19-Sep-2025 The Vanguard Group, Inc. SELL 114.00 Ordinary (10,950) (10,950) 19-Sep-2025 The Vanguard Group, Inc. SELL 114.00 Ordinary (5,835) (5,835) 19-Sep-2025 The Vanguard Group, Inc. SELL 114.00 Ordinary (5,097) (5,097) 19-Sep-2025 The Vanguard Group, Inc. BUY 114.00 Ordinary 1,262 1,262 22-Sep-2025 The Vanguard Group, Inc. BUY 117.27 Ordinary 594 594 23-Sep-2025 The Vanguard Group, Inc. BUY 118.28 Ordinary 469 469 23-Sep-2025 The Vanguard Group, Inc. BUY 117.92 Ordinary 2,406 2,406 23-Sep-2025 The Vanguard Group, Inc. BUY 117.92 Ordinary 1,360 1,360 24-Sep-2025 The Vanguard Group, Inc. BUY 117.54 Ordinary 227 227 24-Sep-2025 The Vanguard Group, Inc. BUY 117.54 Ordinary 275 275 24-Sep-2025 The Vanguard Group, Inc. BUY 116.40 Ordinary 594 594 24-Sep-2025 The Vanguard Group, Inc. BUY 116.40 Ordinary 990 990 25-Sep-2025 The Vanguard Group, Inc. BUY 121.77 Ordinary 204 204 25-Sep-2025 The Vanguard Group, Inc. BUY 121.36 Ordinary 3,208 3,208 25-Sep-2025 The Vanguard Group, Inc. BUY 121.77 Ordinary 1,280 1,280 25-Sep-2025 The Vanguard Group, Inc. BUY 121.77 Ordinary 376 376 26-Sep-2025 The Vanguard Group, Inc. BUY 123.20 Ordinary 154 154 26-Sep-2025 The Vanguard Group, Inc. BUY 123.20 Ordinary 5,021 5,021 26-Sep-2025 The Vanguard Group, Inc. BUY 123.20 Ordinary 130 130 26-Sep-2025 The Vanguard Group, Inc. BUY 123.20 Ordinary 3,744 3,744 26-Sep-2025 The Vanguard Group, Inc. BUY 123.20 Ordinary 646 646 26-Sep-2025 The Vanguard Group, Inc. SELL 123.20 Ordinary (3,642) (3,642) 29-Sep-2025 The Vanguard Group, Inc. BUY 121.41 Ordinary 2,035 2,035 29-Sep-2025 The Vanguard Group, Inc. BUY 121.41 Ordinary 2,442 2,442 29-Sep-2025 The Vanguard Group, Inc. BUY 121.25 Ordinary 185 185 29-Sep-2025 The Vanguard Group, Inc. BUY 121.25 Ordinary 404 404 30-Sep-2025 The Vanguard Group, Inc. BUY 122.03 Ordinary 136 136 30-Sep-2025 The Vanguard Group, Inc. BUY 121.90 Ordinary 1,264 1,264 30-Sep-2025 The Vanguard Group, Inc. BUY 121.90 Ordinary 1,700 1,700 30-Sep-2025 The Vanguard Group, Inc. BUY 121.90 Ordinary 4,675 4,675 30-Sep-2025 The Vanguard Group, Inc. BUY 123.49 Ordinary 4,539 4,539 30-Sep-2025 The Vanguard Group, Inc. BUY 121.90 Ordinary 804 804 30-Sep-2025 The Vanguard Group, Inc. SELL 122.03 Ordinary (1,940) (1,940) 01-Oct-2025 The Vanguard Group, Inc. BUY 122.58 Ordinary 268 268 01-Oct-2025 The Vanguard Group, Inc. BUY 122.58 Ordinary 178 178 01-Oct-2025 The Vanguard Group, Inc. BUY 122.58 Ordinary 159 159 02-Oct-2025 The Vanguard Group, Inc. BUY 124.05 Ordinary 67 67 02-Oct-2025 The Vanguard Group, Inc. BUY 124.05 Ordinary 268 268 02-Oct-2025 The Vanguard Group, Inc. BUY 124.05 Ordinary 402 402 03-Oct-2025 The Vanguard Group, Inc. BUY 125.06 Ordinary 68 68 03-Oct-2025 The Vanguard Group, Inc. BUY 125.06 Ordinary 68 68 06-Oct-2025 The Vanguard Group, Inc. BUY 123.58 Ordinary 89 89 06-Oct-2025 The Vanguard Group, Inc. BUY 123.58 Ordinary 161 161 07-Oct-2025 The Vanguard Group, Inc. SELL 124.24 Ordinary (6,570) (6,570) # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 08-Oct-2025 The Vanguard Group, Inc. BUY 125.29 Ordinary 89 89 08-Oct-2025 The Vanguard Group, Inc. SELL 124.93 Ordinary (4,231) (4,231) 08-Oct-2025 The Vanguard Group, Inc. BUY 126.04 Ordinary 804 804 09-Oct-2025 The Vanguard Group, Inc. BUY 127.27 Ordinary 4,364 4,364 09-Oct-2025 The Vanguard Group, Inc. BUY 127.27 Ordinary 201 201 09-Oct-2025 The Vanguard Group, Inc. BUY 127.27 Ordinary 469 469 09-Oct-2025 The Vanguard Group, Inc. BUY 127.27 Ordinary 670 670 09-Oct-2025 The Vanguard Group, Inc. BUY 127.27 Ordinary 151 151 09-Oct-2025 The Vanguard Group, Inc. BUY 127.27 Ordinary 708 708 09-Oct-2025 The Vanguard Group, Inc. BUY 126.07 Ordinary 3,984 3,984 10-Oct-2025 The Vanguard Group, Inc. BUY 125.15 Ordinary 134 134 10-Oct-2025 The Vanguard Group, Inc. BUY 123.56 Ordinary 1,570 1,570 10-Oct-2025 The Vanguard Group, Inc. BUY 126.61 Ordinary 1,213 1,213 10-Oct-2025 The Vanguard Group, Inc. BUY 123.56 Ordinary 1,428 1,428 13-Oct-2025 The Vanguard Group, Inc. BUY 125.21 Ordinary 89 89 14-Oct-2025 The Vanguard Group, Inc. BUY 127.43 Ordinary 402 402 14-Oct-2025 The Vanguard Group, Inc. BUY 128.56 Ordinary 3,256 3,256 14-Oct-2025 The Vanguard Group, Inc. BUY 128.56 Ordinary 1,002 1,002 14-Oct-2025 The Vanguard Group, Inc. BUY 127.50 Ordinary 2,413 2,413 15-Oct-2025 The Vanguard Group, Inc. BUY 128.87 Ordinary 5,049 5,049 15-Oct-2025 The Vanguard Group, Inc. BUY 129.84 Ordinary 3,256 3,256 15-Oct-2025 The Vanguard Group, Inc. BUY 129.84 Ordinary 1,316 1,316 15-Oct-2025 The Vanguard Group, Inc. BUY 129.68 Ordinary 266 266 16-Oct-2025 The Vanguard Group, Inc. BUY 129.27 Ordinary 402 402 16-Oct-2025 The Vanguard Group, Inc. BUY 129.27 Ordinary 299 299 16-Oct-2025 The Vanguard Group, Inc. BUY 128.97 Ordinary 2,442 2,442 16-Oct-2025 The Vanguard Group, Inc. BUY 128.97 Ordinary 1,376 1,376 16-Oct-2025 The Vanguard Group, Inc. BUY 129.15 Ordinary 2,716 2,716 16-Oct-2025 The Vanguard Group, Inc. BUY 129.27 Ordinary 348 348 16-Oct-2025 The Vanguard Group, Inc. BUY 129.15 Ordinary 3,611 3,611 17-Oct-2025 The Vanguard Group, Inc. BUY 130.88 Ordinary 72 72 17-Oct-2025 The Vanguard Group, Inc. BUY 130.88 Ordinary 598 598 17-Oct-2025 The Vanguard Group, Inc. BUY 130.67 Ordinary 3,256 3,256 20-Oct-2025 The Vanguard Group, Inc. BUY 130.71 Ordinary 58 58 20-Oct-2025 The Vanguard Group, Inc. BUY 131.51 Ordinary 1,085 1,085 20-Oct-2025 The Vanguard Group, Inc. BUY 131.51 Ordinary 2,041 2,041 20-Oct-2025 The Vanguard Group, Inc. BUY 130.71 Ordinary 259 259 20-Oct-2025 The Vanguard Group, Inc. BUY 130.71 Ordinary 595 595 20-Oct-2025 The Vanguard Group, Inc. BUY 131.51 Ordinary 804 804 21-Oct-2025 The Vanguard Group, Inc. BUY 131.89 Ordinary 335 335 21-Oct-2025 The Vanguard Group, Inc. BUY 130.85 Ordinary 2,442 2,442 21-Oct-2025 The Vanguard Group, Inc. BUY 130.85 Ordinary 1,806 1,806 21-Oct-2025 The Vanguard Group, Inc. BUY 130.85 Ordinary 1,608 1,608 22-Oct-2025 The Vanguard Group, Inc. BUY 130.14 Ordinary 785 785 22-Oct-2025 The Vanguard Group, Inc. BUY 130.14 Ordinary 402 402 23-Oct-2025 The Vanguard Group, Inc. BUY 129.90 Ordinary 268 268 23-Oct-2025 The Vanguard Group, Inc. BUY 129.90 Ordinary 402 402 23-Oct-2025 The Vanguard Group, Inc. BUY 129.90 Ordinary 182 182 23-Oct-2025 The Vanguard Group, Inc. BUY 129.90 Ordinary 273 273 23-Oct-2025 The Vanguard Group, Inc. BUY 129.90 Ordinary 160 160 23-Oct-2025 The Vanguard Group, Inc. BUY 130.15 Ordinary 1,548 1,548 24-Oct-2025 The Vanguard Group, Inc. BUY 132.24 Ordinary 2,442 2,442 24-Oct-2025 The Vanguard Group, Inc. BUY 131.82 Ordinary 400 400 24-Oct-2025 The Vanguard Group, Inc. BUY 132.24 Ordinary 1,005 1,005 27-Oct-2025 The Vanguard Group, Inc. BUY 133.49 Ordinary 91 91 27-Oct-2025 The Vanguard Group, Inc. BUY 133.49 Ordinary 89 89 27-Oct-2025 The Vanguard Group, Inc. BUY 133.05 Ordinary 1,302 1,302 27-Oct-2025 The Vanguard Group, Inc. BUY 133.05 Ordinary 3,256 3,256 28-Oct-2025 The Vanguard Group, Inc. BUY 132.72 Ordinary 75 75 28-Oct-2025 The Vanguard Group, Inc. BUY 132.72 Ordinary 299 299 28-Oct-2025 The Vanguard Group, Inc. BUY 133.24 Ordinary 770 770 28-Oct-2025 The Vanguard Group, Inc. BUY 132.91 Ordinary 4,304 4,304 28-Oct-2025 The Vanguard Group, Inc. BUY 133.24 Ordinary 1,720 1,720 29-Oct-2025 The Vanguard Group, Inc. BUY 133.35 Ordinary 268 268 29-Oct-2025 The Vanguard Group, Inc. BUY 133.35 Ordinary 182 182 29-Oct-2025 The Vanguard Group, Inc. BUY 132.61 Ordinary 4,884 4,884 29-Oct-2025 The Vanguard Group, Inc. BUY 132.61 Ordinary 2,022 2,022 29-Oct-2025 The Vanguard Group, Inc. BUY 132.61 Ordinary 860 860 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 29-Oct-2025 The Vanguard Group, Inc. BUY 133.35 Ordinary 330 330 30-Oct-2025 The Vanguard Group, Inc. BUY 133.43 Ordinary 335 335 30-Oct-2025 The Vanguard Group, Inc. BUY 133.43 Ordinary 469 469 30-Oct-2025 The Vanguard Group, Inc. BUY 133.43 Ordinary 325 325 30-Oct-2025 The Vanguard Group, Inc. BUY 133.86 Ordinary 3,553 3,553 31-Oct-2025 The Vanguard Group, Inc. BUY 132.87 Ordinary 182 182 31-Oct-2025 The Vanguard Group, Inc. BUY 132.87 Ordinary 207 207 03-Nov-2025 The Vanguard Group, Inc. BUY 132.67 Ordinary 1,628 1,628 03-Nov-2025 The Vanguard Group, Inc. BUY 132.67 Ordinary 1,005 1,005 04-Nov-2025 The Vanguard Group, Inc. BUY 129.40 Ordinary 110 110 04-Nov-2025 The Vanguard Group, Inc. BUY 129.40 Ordinary 110 110 04-Nov-2025 The Vanguard Group, Inc. BUY 129.40 Ordinary 165 165 04-Nov-2025 The Vanguard Group, Inc. BUY 129.40 Ordinary 275 275 04-Nov-2025 The Vanguard Group, Inc. BUY 129.40 Ordinary 330 330 04-Nov-2025 The Vanguard Group, Inc. BUY 129.40 Ordinary 774 774 04-Nov-2025 The Vanguard Group, Inc. BUY 129.29 Ordinary 954 954 04-Nov-2025 The Vanguard Group, Inc. BUY 129.29 Ordinary 4,128 4,128 04-Nov-2025 The Vanguard Group, Inc. BUY 131.14 Ordinary 2,067 2,067 04-Nov-2025 The Vanguard Group, Inc. BUY 129.29 Ordinary 1,608 1,608 05-Nov-2025 The Vanguard Group, Inc. BUY 127.84 Ordinary 8,758 8,758 05-Nov-2025 The Vanguard Group, Inc. BUY 127.84 Ordinary 158 158 05-Nov-2025 The Vanguard Group, Inc. BUY 127.84 Ordinary 89 89 05-Nov-2025 The Vanguard Group, Inc. BUY 128.78 Ordinary 2,442 2,442 05-Nov-2025 The Vanguard Group, Inc. BUY 127.10 Ordinary 9,574 9,574 05-Nov-2025 The Vanguard Group, Inc. BUY 127.84 Ordinary 223 223 05-Nov-2025 The Vanguard Group, Inc. BUY 128.78 Ordinary 172 172 05-Nov-2025 The Vanguard Group, Inc. BUY 128.78 Ordinary 3,440 3,440 05-Nov-2025 The Vanguard Group, Inc. BUY 127.10 Ordinary 5,211 5,211 05-Nov-2025 The Vanguard Group, Inc. BUY 127.84 Ordinary 675 675 06-Nov-2025 The Vanguard Group, Inc. BUY 130.76 Ordinary 165 165 06-Nov-2025 The Vanguard Group, Inc. SELL 130.76 Ordinary (2,322) (2,322) 06-Nov-2025 The Vanguard Group, Inc. BUY 130.76 Ordinary 161 161 06-Nov-2025 The Vanguard Group, Inc. BUY 130.33 Ordinary 804 804 07-Nov-2025 The Vanguard Group, Inc. BUY 129.40 Ordinary 8,842 8,842 07-Nov-2025 The Vanguard Group, Inc. BUY 129.58 Ordinary 172 172 07-Nov-2025 The Vanguard Group, Inc. BUY 129.58 Ordinary 812 812 10-Nov-2025 The Vanguard Group, Inc. BUY 129.79 Ordinary 330 330 10-Nov-2025 The Vanguard Group, Inc. BUY 129.79 Ordinary 520 520 10-Nov-2025 The Vanguard Group, Inc. SELL 129.79 Ordinary (774) (774) 10-Nov-2025 The Vanguard Group, Inc. BUY 129.31 Ordinary 3,950 3,950 11-Nov-2025 The Vanguard Group, Inc. BUY 129.56 Ordinary 110 110 11-Nov-2025 The Vanguard Group, Inc. SELL 129.56 Ordinary (1,161) (1,161) 11-Nov-2025 The Vanguard Group, Inc. BUY 130.06 Ordinary 648 648 11-Nov-2025 The Vanguard Group, Inc. BUY 130.06 Ordinary 972 972 11-Nov-2025 The Vanguard Group, Inc. BUY 130.06 Ordinary 946 946 11-Nov-2025 The Vanguard Group, Inc. BUY 130.06 Ordinary 4,128 4,128 11-Nov-2025 The Vanguard Group, Inc. BUY 131.27 Ordinary 4,442 4,442 12-Nov-2025 The Vanguard Group, Inc. BUY 132.47 Ordinary 44 44 12-Nov-2025 The Vanguard Group, Inc. SELL 132.47 Ordinary (2,549) (2,549) 12-Nov-2025 The Vanguard Group, Inc. SELL 132.47 Ordinary (2,085) (2,085) 12-Nov-2025 The Vanguard Group, Inc. BUY 132.47 Ordinary 281 281 12-Nov-2025 The Vanguard Group, Inc. BUY 133.11 Ordinary 3,440 3,440 12-Nov-2025 The Vanguard Group, Inc. BUY 133.11 Ordinary 1,218 1,218 13-Nov-2025 The Vanguard Group, Inc. BUY 133.65 Ordinary 165 165 13-Nov-2025 The Vanguard Group, Inc. BUY 133.65 Ordinary 946 946 13-Nov-2025 The Vanguard Group, Inc. BUY 131.44 Ordinary 816 816 14-Nov-2025 The Vanguard Group, Inc. BUY 131.85 Ordinary 64 64 14-Nov-2025 The Vanguard Group, Inc. BUY 131.85 Ordinary 318 318 14-Nov-2025 The Vanguard Group, Inc. BUY 131.47 Ordinary 1,302 1,302 14-Nov-2025 The Vanguard Group, Inc. BUY 131.47 Ordinary 1,519 1,519 14-Nov-2025 The Vanguard Group, Inc. BUY 131.47 Ordinary 2,849 2,849 14-Nov-2025 The Vanguard Group, Inc. BUY 131.47 Ordinary 1,705 1,705 14-Nov-2025 The Vanguard Group, Inc. BUY 131.85 Ordinary 258 258 14-Nov-2025 The Vanguard Group, Inc. BUY 131.47 Ordinary 2,580 2,580 14-Nov-2025 The Vanguard Group, Inc. BUY 131.47 Ordinary 2,838 2,838 17-Nov-2025 The Vanguard Group, Inc. BUY 132.59 Ordinary 220 220 18-Nov-2025 The Vanguard Group, Inc. BUY 129.08 Ordinary 220 220 18-Nov-2025 The Vanguard Group, Inc. BUY 129.08 Ordinary 190 190 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 18-Nov-2025 The Vanguard Group, Inc. BUY 129.10 Ordinary 1,015 1,015 19-Nov-2025 The Vanguard Group, Inc. BUY 129.27 Ordinary 220 220 19-Nov-2025 The Vanguard Group, Inc. BUY 129.27 Ordinary 201 201 20-Nov-2025 The Vanguard Group, Inc. BUY 132.12 Ordinary 220 220 20-Nov-2025 The Vanguard Group, Inc. BUY 132.12 Ordinary 190 190 21-Nov-2025 The Vanguard Group, Inc. BUY 129.22 Ordinary 1,014 1,014 21-Nov-2025 The Vanguard Group, Inc. BUY 127.85 Ordinary 585 585 21-Nov-2025 The Vanguard Group, Inc. BUY 129.22 Ordinary 1,421 1,421 24-Nov-2025 The Vanguard Group, Inc. BUY 129.31 Ordinary 3,649 3,649 24-Nov-2025 The Vanguard Group, Inc. BUY 129.31 Ordinary 570 570 24-Nov-2025 The Vanguard Group, Inc. SELL 129.31 Ordinary (130) (130) 24-Nov-2025 The Vanguard Group, Inc. BUY 130.09 Ordinary 2,442 2,442 24-Nov-2025 The Vanguard Group, Inc. BUY 130.09 Ordinary 2,849 2,849 24-Nov-2025 The Vanguard Group, Inc. BUY 130.09 Ordinary 1,290 1,290 24-Nov-2025 The Vanguard Group, Inc. BUY 130.09 Ordinary 603 603 25-Nov-2025 The Vanguard Group, Inc. BUY 132.28 Ordinary 385 385 25-Nov-2025 The Vanguard Group, Inc. BUY 133.81 Ordinary 1,680 1,680 25-Nov-2025 The Vanguard Group, Inc. BUY 132.28 Ordinary 207 207 26-Nov-2025 The Vanguard Group, Inc. BUY 134.18 Ordinary 65 65 26-Nov-2025 The Vanguard Group, Inc. BUY 134.18 Ordinary 210 210 26-Nov-2025 The Vanguard Group, Inc. BUY 134.84 Ordinary 609 609 27-Nov-2025 The Vanguard Group, Inc. BUY 132.37 Ordinary 275 275 28-Nov-2025 The Vanguard Group, Inc. BUY 132.28 Ordinary 110 110 28-Nov-2025 The Vanguard Group, Inc. BUY 132.28 Ordinary 184 184 28-Nov-2025 The Vanguard Group, Inc. BUY 132.28 Ordinary 65 65 28-Nov-2025 The Vanguard Group, Inc. BUY 132.41 Ordinary 1,539 1,539 28-Nov-2025 The Vanguard Group, Inc. BUY 132.41 Ordinary 2,442 2,442 28-Nov-2025 The Vanguard Group, Inc. BUY 132.41 Ordinary 4,902 4,902 01-Dec-2025 The Vanguard Group, Inc. SELL 132.76 Ordinary (420) (420) 01-Dec-2025 The Vanguard Group, Inc. BUY 132.76 Ordinary 110 110 01-Dec-2025 The Vanguard Group, Inc. BUY 132.76 Ordinary 275 275 01-Dec-2025 The Vanguard Group, Inc. BUY 132.76 Ordinary 385 385 01-Dec-2025 The Vanguard Group, Inc. BUY 132.95 Ordinary 3,256 3,256 01-Dec-2025 The Vanguard Group, Inc. BUY 132.95 Ordinary 1,720 1,720 01-Dec-2025 The Vanguard Group, Inc. BUY 132.95 Ordinary 612 612 02-Dec-2025 The Vanguard Group, Inc. BUY 135.03 Ordinary 110 110 02-Dec-2025 The Vanguard Group, Inc. BUY 135.03 Ordinary 126 126 02-Dec-2025 The Vanguard Group, Inc. BUY 135.03 Ordinary 440 440 02-Dec-2025 The Vanguard Group, Inc. BUY 135.03 Ordinary 415 415 02-Dec-2025 The Vanguard Group, Inc. BUY 135.03 Ordinary 267 267 02-Dec-2025 The Vanguard Group, Inc. BUY 135.54 Ordinary 4,267 4,267 02-Dec-2025 The Vanguard Group, Inc. BUY 135.03 Ordinary 211 211 02-Dec-2025 The Vanguard Group, Inc. BUY 135.03 Ordinary 781 781 03-Dec-2025 The Vanguard Group, Inc. BUY 135.28 Ordinary 2,687 2,687 03-Dec-2025 The Vanguard Group, Inc. BUY 135.28 Ordinary 275 275 03-Dec-2025 The Vanguard Group, Inc. BUY 135.28 Ordinary 166 166 03-Dec-2025 The Vanguard Group, Inc. BUY 134.82 Ordinary 5,916 5,916 04-Dec-2025 The Vanguard Group, Inc. BUY 140.58 Ordinary 440 440 04-Dec-2025 The Vanguard Group, Inc. BUY 140.99 Ordinary 1,197 1,197 04-Dec-2025 The Vanguard Group, Inc. BUY 140.58 Ordinary 248 248 04-Dec-2025 The Vanguard Group, Inc. BUY 140.99 Ordinary 1,118 1,118 04-Dec-2025 The Vanguard Group, Inc. BUY 138.00 Ordinary 4,269 4,269 04-Dec-2025 The Vanguard Group, Inc. BUY 140.99 Ordinary 406 406 04-Dec-2025 The Vanguard Group, Inc. BUY 140.99 Ordinary 812 812 04-Dec-2025 The Vanguard Group, Inc. BUY 140.58 Ordinary 1,180 1,180 05-Dec-2025 The Vanguard Group, Inc. BUY 138.47 Ordinary 276 276 05-Dec-2025 The Vanguard Group, Inc. BUY 138.11 Ordinary 860 860 05-Dec-2025 The Vanguard Group, Inc. BUY 138.47 Ordinary 197 197 05-Dec-2025 The Vanguard Group, Inc. BUY 138.11 Ordinary 1,118 1,118 05-Dec-2025 The Vanguard Group, Inc. BUY 138.47 Ordinary 466 466 08-Dec-2025 The Vanguard Group, Inc. BUY 137.18 Ordinary 55 55 08-Dec-2025 The Vanguard Group, Inc. BUY 137.18 Ordinary 165 165 08-Dec-2025 The Vanguard Group, Inc. BUY 137.18 Ordinary 166 166 08-Dec-2025 The Vanguard Group, Inc. BUY 136.43 Ordinary 1,519 1,519 08-Dec-2025 The Vanguard Group, Inc. BUY 136.43 Ordinary 660 660 08-Dec-2025 The Vanguard Group, Inc. BUY 136.86 Ordinary 3,713 3,713 08-Dec-2025 The Vanguard Group, Inc. BUY 137.19 Ordinary 193 193 09-Dec-2025 The Vanguard Group, Inc. BUY 137.03 Ordinary 70 70 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 09-Dec-2025 The Vanguard Group, Inc. BUY 137.03 Ordinary 110 110 09-Dec-2025 The Vanguard Group, Inc. BUY 137.66 Ordinary 1,169 1,169 09-Dec-2025 The Vanguard Group, Inc. BUY 137.03 Ordinary 270 270 09-Dec-2025 The Vanguard Group, Inc. BUY 137.66 Ordinary 804 804 10-Dec-2025 The Vanguard Group, Inc. BUY 137.50 Ordinary 220 220 10-Dec-2025 The Vanguard Group, Inc. BUY 139.19 Ordinary 651 651 10-Dec-2025 The Vanguard Group, Inc. BUY 139.19 Ordinary 672 672 11-Dec-2025 The Vanguard Group, Inc. BUY 139.95 Ordinary 110 110 11-Dec-2025 The Vanguard Group, Inc. BUY 139.95 Ordinary 440 440 11-Dec-2025 The Vanguard Group, Inc. BUY 139.95 Ordinary 332 332 11-Dec-2025 The Vanguard Group, Inc. BUY 139.95 Ordinary 866 866 11-Dec-2025 The Vanguard Group, Inc. BUY 141.73 Ordinary 612 612 12-Dec-2025 The Vanguard Group, Inc. BUY 143.40 Ordinary 415 415 12-Dec-2025 The Vanguard Group, Inc. BUY 142.21 Ordinary 804 804 15-Dec-2025 The Vanguard Group, Inc. BUY 139.94 Ordinary 220 220 15-Dec-2025 The Vanguard Group, Inc. BUY 139.94 Ordinary 282 282 15-Dec-2025 The Vanguard Group, Inc. BUY 139.94 Ordinary 463 463 15-Dec-2025 The Vanguard Group, Inc. BUY 142.00 Ordinary 1,764 1,764 16-Dec-2025 The Vanguard Group, Inc. BUY 140.30 Ordinary 220 220 16-Dec-2025 The Vanguard Group, Inc. BUY 140.30 Ordinary 220 220 16-Dec-2025 The Vanguard Group, Inc. BUY 141.59 Ordinary 415 415 17-Dec-2025 The Vanguard Group, Inc. BUY 141.40 Ordinary 4,501 4,501 18-Dec-2025 The Vanguard Group, Inc. BUY 142.88 Ordinary 110 110 18-Dec-2025 The Vanguard Group, Inc. BUY 142.88 Ordinary 165 165 18-Dec-2025 The Vanguard Group, Inc. BUY 142.88 Ordinary 246 246 18-Dec-2025 The Vanguard Group, Inc. BUY 143.76 Ordinary 1,204 1,204 18-Dec-2025 The Vanguard Group, Inc. BUY 143.76 Ordinary 3,612 3,612 18-Dec-2025 The Vanguard Group, Inc. BUY 143.76 Ordinary 3,870 3,870 19-Dec-2025 The Vanguard Group, Inc. BUY 143.07 Ordinary 96 96 19-Dec-2025 The Vanguard Group, Inc. BUY 143.07 Ordinary 1,210 1,210 19-Dec-2025 The Vanguard Group, Inc. BUY 143.07 Ordinary 349 349 19-Dec-2025 The Vanguard Group, Inc. SELL 143.07 Ordinary (5,394) (5,394) 19-Dec-2025 The Vanguard Group, Inc. SELL 143.07 Ordinary (86) (86) 19-Dec-2025 The Vanguard Group, Inc. BUY 143.07 Ordinary 115 115 19-Dec-2025 The Vanguard Group, Inc. SELL 143.07 Ordinary (6,937) (6,937) 19-Dec-2025 The Vanguard Group, Inc. SELL 143.07 Ordinary (110) (110) 19-Dec-2025 The Vanguard Group, Inc. SELL 143.07 Ordinary (3,702) (3,702) 19-Dec-2025 The Vanguard Group, Inc. SELL 143.07 Ordinary (59) (59) 19-Dec-2025 The Vanguard Group, Inc. BUY 143.07 Ordinary 770 770 19-Dec-2025 The Vanguard Group, Inc. SELL 143.07 Ordinary (226) (226) 19-Dec-2025 The Vanguard Group, Inc. SELL 143.07 Ordinary (5) (5) 22-Dec-2025 The Vanguard Group, Inc. BUY 144.80 Ordinary 3,104 3,104 22-Dec-2025 The Vanguard Group, Inc. BUY 144.53 Ordinary 492 492 22-Dec-2025 The Vanguard Group, Inc. BUY 144.80 Ordinary 400 400 22-Dec-2025 The Vanguard Group, Inc. BUY 144.80 Ordinary 800 800 23-Dec-2025 The Vanguard Group, Inc. SELL 146.40 Ordinary (8,036) (8,036) 23-Dec-2025 The Vanguard Group, Inc. BUY 146.40 Ordinary 88 88 23-Dec-2025 The Vanguard Group, Inc. BUY 146.55 Ordinary 1,032 1,032 23-Dec-2025 The Vanguard Group, Inc. BUY 146.55 Ordinary 600 600 23-Dec-2025 The Vanguard Group, Inc. BUY 146.55 Ordinary 1,000 1,000 24-Dec-2025 The Vanguard Group, Inc. BUY 147.50 Ordinary 128 128 24-Dec-2025 The Vanguard Group, Inc. BUY 147.50 Ordinary 352 352 24-Dec-2025 The Vanguard Group, Inc. BUY 147.63 Ordinary 1,584 1,584 26-Dec-2025 The Vanguard Group, Inc. BUY 148.03 Ordinary 656 656 29-Dec-2025 The Vanguard Group, Inc. BUY 146.64 Ordinary 5,460 5,460 29-Dec-2025 The Vanguard Group, Inc. SELL 146.64 Ordinary (1,625) (1,625) 29-Dec-2025 The Vanguard Group, Inc. BUY 148.13 Ordinary 2,954 2,954 30-Dec-2025 The Vanguard Group, Inc. BUY 147.01 Ordinary 88 88 30-Dec-2025 The Vanguard Group, Inc. BUY 147.01 Ordinary 83 83 30-Dec-2025 The Vanguard Group, Inc. BUY 147.01 Ordinary 83 83 30-Dec-2025 The Vanguard Group, Inc. BUY 147.01 Ordinary 166 166 30-Dec-2025 The Vanguard Group, Inc. BUY 146.80 Ordinary 996 996 30-Dec-2025 The Vanguard Group, Inc. BUY 147.01 Ordinary 195 195 31-Dec-2025 The Vanguard Group, Inc. BUY 146.82 Ordinary 44 44 31-Dec-2025 The Vanguard Group, Inc. SELL 146.18 Ordinary (4,890) (4,890) 31-Dec-2025 The Vanguard Group, Inc. BUY 146.18 Ordinary 2,189 2,189 02-Jan-2026 The Vanguard Group, Inc. BUY 147.87 Ordinary 501 501 05-Jan-2026 The Vanguard Group, Inc. BUY 149.59 Ordinary 88 88 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 05-Jan-2026 The Vanguard Group, Inc. BUY 149.59 Ordinary 88 88 05-Jan-2026 The Vanguard Group, Inc. BUY 149.59 Ordinary 83 83 05-Jan-2026 The Vanguard Group, Inc. BUY 149.59 Ordinary 415 415 05-Jan-2026 The Vanguard Group, Inc. BUY 149.59 Ordinary 608 608 05-Jan-2026 The Vanguard Group, Inc. BUY 150.54 Ordinary 3,890 3,890 05-Jan-2026 The Vanguard Group, Inc. SELL 150.54 Ordinary (2,624) (2,624) 05-Jan-2026 The Vanguard Group, Inc. BUY 149.30 Ordinary 1,068 1,068 05-Jan-2026 The Vanguard Group, Inc. BUY 149.30 Ordinary 6,904 6,904 05-Jan-2026 The Vanguard Group, Inc. BUY 150.54 Ordinary 1,182 1,182 06-Jan-2026 The Vanguard Group, Inc. BUY 152.27 Ordinary 102 102 06-Jan-2026 The Vanguard Group, Inc. BUY 152.27 Ordinary 136 136 06-Jan-2026 The Vanguard Group, Inc. BUY 152.27 Ordinary 170 170 06-Jan-2026 The Vanguard Group, Inc. BUY 152.27 Ordinary 166 166 06-Jan-2026 The Vanguard Group, Inc. BUY 152.27 Ordinary 766 766 06-Jan-2026 The Vanguard Group, Inc. BUY 152.27 Ordinary 136 136 06-Jan-2026 The Vanguard Group, Inc. BUY 153.45 Ordinary 1,494 1,494 06-Jan-2026 The Vanguard Group, Inc. BUY 152.27 Ordinary 370 370 06-Jan-2026 The Vanguard Group, Inc. SELL 152.59 Ordinary (12,923) (12,923) 06-Jan-2026 The Vanguard Group, Inc. BUY 152.27 Ordinary 549 549 06-Jan-2026 The Vanguard Group, Inc. BUY 153.45 Ordinary 197 197 06-Jan-2026 The Vanguard Group, Inc. BUY 153.45 Ordinary 788 788 06-Jan-2026 The Vanguard Group, Inc. BUY 153.45 Ordinary 2,364 2,364 06-Jan-2026 The Vanguard Group, Inc. BUY 152.27 Ordinary 450 450 07-Jan-2026 The Vanguard Group, Inc. BUY 154.73 Ordinary 64 64 07-Jan-2026 The Vanguard Group, Inc. BUY 154.73 Ordinary 68 68 07-Jan-2026 The Vanguard Group, Inc. BUY 154.73 Ordinary 192 192 07-Jan-2026 The Vanguard Group, Inc. BUY 154.73 Ordinary 608 608 07-Jan-2026 The Vanguard Group, Inc. BUY 154.73 Ordinary 134 134 07-Jan-2026 The Vanguard Group, Inc. SELL 153.92 Ordinary (10,061) (10,061) 07-Jan-2026 The Vanguard Group, Inc. BUY 154.87 Ordinary 197 197 07-Jan-2026 The Vanguard Group, Inc. BUY 154.87 Ordinary 394 394 07-Jan-2026 The Vanguard Group, Inc. BUY 154.87 Ordinary 591 591 08-Jan-2026 The Vanguard Group, Inc. BUY 152.63 Ordinary 68 68 08-Jan-2026 The Vanguard Group, Inc. BUY 152.63 Ordinary 238 238 08-Jan-2026 The Vanguard Group, Inc. BUY 152.63 Ordinary 918 918 08-Jan-2026 The Vanguard Group, Inc. BUY 152.63 Ordinary 96 96 08-Jan-2026 The Vanguard Group, Inc. BUY 152.63 Ordinary 249 249 08-Jan-2026 The Vanguard Group, Inc. BUY 152.63 Ordinary 249 249 08-Jan-2026 The Vanguard Group, Inc. BUY 152.63 Ordinary 415 415 08-Jan-2026 The Vanguard Group, Inc. BUY 153.37 Ordinary 1,660 1,660 08-Jan-2026 The Vanguard Group, Inc. SELL 153.37 Ordinary (4,890) (4,890) 08-Jan-2026 The Vanguard Group, Inc. BUY 153.87 Ordinary 5,049 5,049 08-Jan-2026 The Vanguard Group, Inc. BUY 153.87 Ordinary 136 136 09-Jan-2026 The Vanguard Group, Inc. BUY 143.06 Ordinary 73 73 09-Jan-2026 The Vanguard Group, Inc. BUY 143.06 Ordinary 68 68 09-Jan-2026 The Vanguard Group, Inc. BUY 143.06 Ordinary 304 304 09-Jan-2026 The Vanguard Group, Inc. BUY 143.60 Ordinary 1,090 1,090 09-Jan-2026 The Vanguard Group, Inc. BUY 143.60 Ordinary 1,526 1,526 09-Jan-2026 The Vanguard Group, Inc. BUY 143.60 Ordinary 498 498 09-Jan-2026 The Vanguard Group, Inc. BUY 143.60 Ordinary 3,120 3,120 09-Jan-2026 The Vanguard Group, Inc. BUY 143.06 Ordinary 585 585 09-Jan-2026 The Vanguard Group, Inc. BUY 143.06 Ordinary 439 439 09-Jan-2026 The Vanguard Group, Inc. BUY 143.60 Ordinary 398 398 12-Jan-2026 The Vanguard Group, Inc. BUY 143.06 Ordinary 3,112 3,112 13-Jan-2026 The Vanguard Group, Inc. BUY 145.53 Ordinary 34 34 13-Jan-2026 The Vanguard Group, Inc. BUY 145.53 Ordinary 96 96 13-Jan-2026 The Vanguard Group, Inc. BUY 145.53 Ordinary 166 166 13-Jan-2026 The Vanguard Group, Inc. BUY 145.53 Ordinary 249 249 13-Jan-2026 The Vanguard Group, Inc. BUY 145.53 Ordinary 303 303 13-Jan-2026 The Vanguard Group, Inc. BUY 145.34 Ordinary 930 930 13-Jan-2026 The Vanguard Group, Inc. BUY 145.53 Ordinary 439 439 13-Jan-2026 The Vanguard Group, Inc. BUY 145.34 Ordinary 800 800 13-Jan-2026 The Vanguard Group, Inc. BUY 145.34 Ordinary 800 800 13-Jan-2026 The Vanguard Group, Inc. BUY 145.34 Ordinary 2,000 2,000 14-Jan-2026 The Vanguard Group, Inc. BUY 146.66 Ordinary 332 332 14-Jan-2026 The Vanguard Group, Inc. BUY 146.66 Ordinary 415 415 14-Jan-2026 The Vanguard Group, Inc. BUY 146.66 Ordinary 305 305 14-Jan-2026 The Vanguard Group, Inc. BUY 146.86 Ordinary 384 384 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 14-Jan-2026 The Vanguard Group, Inc. BUY 146.66 Ordinary 2,835 2,835 14-Jan-2026 The Vanguard Group, Inc. BUY 146.92 Ordinary 402 402 14-Jan-2026 The Vanguard Group, Inc. BUY 146.92 Ordinary 1,005 1,005 14-Jan-2026 The Vanguard Group, Inc. BUY 147.25 Ordinary 831 831 15-Jan-2026 The Vanguard Group, Inc. BUY 147.20 Ordinary 166 166 15-Jan-2026 The Vanguard Group, Inc. BUY 148.29 Ordinary 3,492 3,492 15-Jan-2026 The Vanguard Group, Inc. BUY 147.20 Ordinary 203 203 15-Jan-2026 The Vanguard Group, Inc. BUY 147.20 Ordinary 876 876 15-Jan-2026 The Vanguard Group, Inc. BUY 147.31 Ordinary 606 606 15-Jan-2026 The Vanguard Group, Inc. BUY 147.31 Ordinary 808 808 16-Jan-2026 The Vanguard Group, Inc. BUY 148.25 Ordinary 136 136 16-Jan-2026 The Vanguard Group, Inc. BUY 148.25 Ordinary 83 83 16-Jan-2026 The Vanguard Group, Inc. BUY 148.25 Ordinary 249 249 16-Jan-2026 The Vanguard Group, Inc. BUY 148.23 Ordinary 612 612 16-Jan-2026 The Vanguard Group, Inc. BUY 148.23 Ordinary 1,791 1,791 19-Jan-2026 The Vanguard Group, Inc. BUY 149.38 Ordinary 5,210 5,210 19-Jan-2026 The Vanguard Group, Inc. BUY 149.38 Ordinary 620 620 20-Jan-2026 The Vanguard Group, Inc. BUY 146.34 Ordinary 1,554 1,554 20-Jan-2026 The Vanguard Group, Inc. BUY 146.34 Ordinary 446 446 20-Jan-2026 The Vanguard Group, Inc. BUY 146.34 Ordinary 6,041 6,041 21-Jan-2026 The Vanguard Group, Inc. BUY 150.10 Ordinary 96 96 21-Jan-2026 The Vanguard Group, Inc. BUY 150.10 Ordinary 96 96 21-Jan-2026 The Vanguard Group, Inc. BUY 150.10 Ordinary 166 166 21-Jan-2026 The Vanguard Group, Inc. BUY 150.68 Ordinary 2,220 2,220 21-Jan-2026 The Vanguard Group, Inc. BUY 150.68 Ordinary 1,232 1,232 21-Jan-2026 The Vanguard Group, Inc. BUY 150.68 Ordinary 3,144 3,144 21-Jan-2026 The Vanguard Group, Inc. BUY 150.68 Ordinary 3,144 3,144 21-Jan-2026 The Vanguard Group, Inc. BUY 150.68 Ordinary 2,580 2,580 21-Jan-2026 The Vanguard Group, Inc. BUY 150.10 Ordinary 793 793 22-Jan-2026 The Vanguard Group, Inc. BUY 151.02 Ordinary 120 120 22-Jan-2026 The Vanguard Group, Inc. BUY 151.02 Ordinary 72 72 22-Jan-2026 The Vanguard Group, Inc. BUY 151.02 Ordinary 72 72 22-Jan-2026 The Vanguard Group, Inc. BUY 151.30 Ordinary 1,830 1,830 22-Jan-2026 The Vanguard Group, Inc. BUY 151.02 Ordinary 4,575 4,575 22-Jan-2026 The Vanguard Group, Inc. BUY 151.02 Ordinary 6,894 6,894 22-Jan-2026 The Vanguard Group, Inc. BUY 151.28 Ordinary 1,110 1,110 22-Jan-2026 The Vanguard Group, Inc. BUY 151.28 Ordinary 462 462 22-Jan-2026 The Vanguard Group, Inc. BUY 151.28 Ordinary 402 402 22-Jan-2026 The Vanguard Group, Inc. BUY 151.28 Ordinary 603 603 23-Jan-2026 The Vanguard Group, Inc. BUY 148.72 Ordinary 72 72 23-Jan-2026 The Vanguard Group, Inc. BUY 148.72 Ordinary 120 120 23-Jan-2026 The Vanguard Group, Inc. BUY 148.72 Ordinary 166 166 23-Jan-2026 The Vanguard Group, Inc. BUY 149.37 Ordinary 3,950 3,950 23-Jan-2026 The Vanguard Group, Inc. BUY 149.37 Ordinary 1,032 1,032 23-Jan-2026 The Vanguard Group, Inc. BUY 149.37 Ordinary 404 404 23-Jan-2026 The Vanguard Group, Inc. BUY 149.37 Ordinary 1,010 1,010 23-Jan-2026 The Vanguard Group, Inc. BUY 149.37 Ordinary 1,212 1,212 23-Jan-2026 The Vanguard Group, Inc. BUY 150.01 Ordinary 419 419 26-Jan-2026 The Vanguard Group, Inc. BUY 150.29 Ordinary 1,120 1,120 26-Jan-2026 The Vanguard Group, Inc. BUY 150.29 Ordinary 2,150 2,150 27-Jan-2026 The Vanguard Group, Inc. BUY 151.20 Ordinary 144 144 27-Jan-2026 The Vanguard Group, Inc. BUY 151.20 Ordinary 1,160 1,160 27-Jan-2026 The Vanguard Group, Inc. BUY 151.20 Ordinary 166 166 27-Jan-2026 The Vanguard Group, Inc. BUY 151.20 Ordinary 1,830 1,830 27-Jan-2026 The Vanguard Group, Inc. BUY 151.53 Ordinary 3,050 3,050 27-Jan-2026 The Vanguard Group, Inc. BUY 151.20 Ordinary 6,405 6,405 27-Jan-2026 The Vanguard Group, Inc. BUY 151.20 Ordinary 13,251 13,251 27-Jan-2026 The Vanguard Group, Inc. SELL 151.20 Ordinary (80) (80) 27-Jan-2026 The Vanguard Group, Inc. BUY 151.20 Ordinary 189 189 27-Jan-2026 The Vanguard Group, Inc. BUY 151.20 Ordinary 198 198 27-Jan-2026 The Vanguard Group, Inc. BUY 151.20 Ordinary 611 611 28-Jan-2026 The Vanguard Group, Inc. BUY 154.79 Ordinary 74 74 28-Jan-2026 The Vanguard Group, Inc. BUY 154.82 Ordinary 96 96 28-Jan-2026 The Vanguard Group, Inc. BUY 154.82 Ordinary 240 240 28-Jan-2026 The Vanguard Group, Inc. BUY 154.79 Ordinary 190 190 28-Jan-2026 The Vanguard Group, Inc. SELL 153.27 Ordinary (13,641) (13,641) 28-Jan-2026 The Vanguard Group, Inc. BUY 155.25 Ordinary 404 404 28-Jan-2026 The Vanguard Group, Inc. BUY 155.25 Ordinary 1,212 1,212 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 28-Jan-2026 The Vanguard Group, Inc. BUY 155.25 Ordinary 2,020 2,020 29-Jan-2026 The Vanguard Group, Inc. BUY 157.04 Ordinary 59 59 29-Jan-2026 The Vanguard Group, Inc. BUY 157.04 Ordinary 224 224 29-Jan-2026 The Vanguard Group, Inc. BUY 157.04 Ordinary 288 288 29-Jan-2026 The Vanguard Group, Inc. BUY 157.04 Ordinary 166 166 29-Jan-2026 The Vanguard Group, Inc. BUY 157.04 Ordinary 415 415 29-Jan-2026 The Vanguard Group, Inc. BUY 154.08 Ordinary 1,848 1,848 29-Jan-2026 The Vanguard Group, Inc. BUY 154.08 Ordinary 1,275 1,275 29-Jan-2026 The Vanguard Group, Inc. BUY 157.04 Ordinary 244 244 29-Jan-2026 The Vanguard Group, Inc. SELL 153.15 Ordinary (8,244) (8,244) 29-Jan-2026 The Vanguard Group, Inc. SELL 154.08 Ordinary (3,123) (3,123) 30-Jan-2026 The Vanguard Group, Inc. BUY 151.55 Ordinary 144 144 30-Jan-2026 The Vanguard Group, Inc. BUY 149.62 Ordinary 2,964 2,964 30-Jan-2026 The Vanguard Group, Inc. BUY 151.55 Ordinary 260 260 30-Jan-2026 The Vanguard Group, Inc. BUY 149.62 Ordinary 606 606 30-Jan-2026 The Vanguard Group, Inc. BUY 149.62 Ordinary 1,212 1,212 30-Jan-2026 The Vanguard Group, Inc. BUY 149.62 Ordinary 1,212 1,212 30-Jan-2026 The Vanguard Group, Inc. BUY 149.62 Ordinary 1,212 1,212 30-Jan-2026 The Vanguard Group, Inc. BUY 158.30 Ordinary 299 299 02-Feb-2026 The Vanguard Group, Inc. BUY 149.98 Ordinary 48 48 02-Feb-2026 The Vanguard Group, Inc. BUY 149.98 Ordinary 96 96 02-Feb-2026 The Vanguard Group, Inc. BUY 149.98 Ordinary 288 288 02-Feb-2026 The Vanguard Group, Inc. BUY 151.70 Ordinary 1,832 1,832 02-Feb-2026 The Vanguard Group, Inc. BUY 151.70 Ordinary 1,812 1,812 02-Feb-2026 The Vanguard Group, Inc. BUY 151.70 Ordinary 7,128 7,128 02-Feb-2026 The Vanguard Group, Inc. BUY 149.98 Ordinary 648 648 02-Feb-2026 The Vanguard Group, Inc. BUY 149.98 Ordinary 546 546 03-Feb-2026 The Vanguard Group, Inc. BUY 152.87 Ordinary 327 327 03-Feb-2026 The Vanguard Group, Inc. BUY 152.87 Ordinary 96 96 03-Feb-2026 The Vanguard Group, Inc. BUY 152.87 Ordinary 240 240 03-Feb-2026 The Vanguard Group, Inc. BUY 152.87 Ordinary 432 432 03-Feb-2026 The Vanguard Group, Inc. BUY 152.87 Ordinary 83 83 03-Feb-2026 The Vanguard Group, Inc. BUY 152.87 Ordinary 96 96 03-Feb-2026 The Vanguard Group, Inc. BUY 152.87 Ordinary 166 166 03-Feb-2026 The Vanguard Group, Inc. BUY 152.87 Ordinary 3,480 3,480 03-Feb-2026 The Vanguard Group, Inc. BUY 152.87 Ordinary 136 136 03-Feb-2026 The Vanguard Group, Inc. BUY 152.97 Ordinary 333 333 04-Feb-2026 The Vanguard Group, Inc. BUY 159.43 Ordinary 5,083 5,083 04-Feb-2026 The Vanguard Group, Inc. BUY 159.43 Ordinary 96 96 04-Feb-2026 The Vanguard Group, Inc. BUY 159.43 Ordinary 192 192 04-Feb-2026 The Vanguard Group, Inc. BUY 159.43 Ordinary 249 249 04-Feb-2026 The Vanguard Group, Inc. SELL 158.88 Ordinary (3,168) (3,168) 04-Feb-2026 The Vanguard Group, Inc. SELL 158.88 Ordinary (1,655) (1,655) 04-Feb-2026 The Vanguard Group, Inc. BUY 159.43 Ordinary 247 247 04-Feb-2026 The Vanguard Group, Inc. BUY 158.88 Ordinary 1,376 1,376 04-Feb-2026 The Vanguard Group, Inc. BUY 158.88 Ordinary 408 408 04-Feb-2026 The Vanguard Group, Inc. BUY 158.88 Ordinary 1,224 1,224 05-Feb-2026 The Vanguard Group, Inc. BUY 157.13 Ordinary 72 72 05-Feb-2026 The Vanguard Group, Inc. BUY 157.13 Ordinary 240 240 05-Feb-2026 The Vanguard Group, Inc. BUY 157.13 Ordinary 960 960 05-Feb-2026 The Vanguard Group, Inc. BUY 154.80 Ordinary 792 792 05-Feb-2026 The Vanguard Group, Inc. BUY 157.13 Ordinary 288 288 05-Feb-2026 The Vanguard Group, Inc. BUY 157.13 Ordinary 585 585 05-Feb-2026 The Vanguard Group, Inc. BUY 154.80 Ordinary 1,212 1,212 06-Feb-2026 The Vanguard Group, Inc. BUY 157.08 Ordinary 96 96 06-Feb-2026 The Vanguard Group, Inc. BUY 157.08 Ordinary 96 96 06-Feb-2026 The Vanguard Group, Inc. BUY 157.08 Ordinary 240 240 06-Feb-2026 The Vanguard Group, Inc. BUY 159.33 Ordinary 920 920 06-Feb-2026 The Vanguard Group, Inc. BUY 159.33 Ordinary 3,910 3,910 06-Feb-2026 The Vanguard Group, Inc. BUY 161.08 Ordinary 4,555 4,555 06-Feb-2026 The Vanguard Group, Inc. BUY 159.33 Ordinary 7,146 7,146 06-Feb-2026 The Vanguard Group, Inc. BUY 159.33 Ordinary 1,655 1,655 06-Feb-2026 The Vanguard Group, Inc. SELL 161.08 Ordinary (7,361) (7,361) 06-Feb-2026 The Vanguard Group, Inc. BUY 159.33 Ordinary 2,010 2,010 09-Feb-2026 The Vanguard Group, Inc. BUY 160.37 Ordinary 83 83 09-Feb-2026 The Vanguard Group, Inc. BUY 160.37 Ordinary 249 249 09-Feb-2026 The Vanguard Group, Inc. BUY 160.37 Ordinary 243 243 09-Feb-2026 The Vanguard Group, Inc. BUY 160.37 Ordinary 500 500 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 09-Feb-2026 The Vanguard Group, Inc. BUY 161.72 Ordinary 609 609 10-Feb-2026 The Vanguard Group, Inc. BUY 162.59 Ordinary 63 63 10-Feb-2026 The Vanguard Group, Inc. BUY 162.59 Ordinary 249 249 10-Feb-2026 The Vanguard Group, Inc. BUY 162.59 Ordinary 219 219 10-Feb-2026 The Vanguard Group, Inc. BUY 162.59 Ordinary 410 410 10-Feb-2026 The Vanguard Group, Inc. BUY 163.04 Ordinary 612 612 11-Feb-2026 The Vanguard Group, Inc. BUY 164.56 Ordinary 96 96 11-Feb-2026 The Vanguard Group, Inc. BUY 164.56 Ordinary 166 166 11-Feb-2026 The Vanguard Group, Inc. BUY 164.56 Ordinary 498 498 11-Feb-2026 The Vanguard Group, Inc. BUY 164.80 Ordinary 2,300 2,300 11-Feb-2026 The Vanguard Group, Inc. BUY 164.80 Ordinary 2,303 2,303 11-Feb-2026 The Vanguard Group, Inc. SELL 162.87 Ordinary (6,982) (6,982) 11-Feb-2026 The Vanguard Group, Inc. BUY 164.80 Ordinary 1,224 1,224 12-Feb-2026 The Vanguard Group, Inc. BUY 168.80 Ordinary 126 126 12-Feb-2026 The Vanguard Group, Inc. BUY 168.80 Ordinary 610 610 12-Feb-2026 The Vanguard Group, Inc. BUY 166.67 Ordinary 920 920 12-Feb-2026 The Vanguard Group, Inc. BUY 167.50 Ordinary 1,361 1,361 12-Feb-2026 The Vanguard Group, Inc. BUY 168.80 Ordinary 992 992 12-Feb-2026 The Vanguard Group, Inc. SELL 167.52 Ordinary (13,415) (13,415) 12-Feb-2026 The Vanguard Group, Inc. SELL 167.50 Ordinary (2,423) (2,423) 12-Feb-2026 The Vanguard Group, Inc. BUY 168.80 Ordinary 349 349 12-Feb-2026 The Vanguard Group, Inc. BUY 167.50 Ordinary 1,062 1,062 13-Feb-2026 The Vanguard Group, Inc. BUY 170.69 Ordinary 2,382 2,382 16-Feb-2026 The Vanguard Group, Inc. SELL 167.52 Ordinary (5,901) (5,901) 17-Feb-2026 The Vanguard Group, Inc. BUY 163.03 Ordinary 96 96 17-Feb-2026 The Vanguard Group, Inc. BUY 163.03 Ordinary 368 368 17-Feb-2026 The Vanguard Group, Inc. BUY 163.03 Ordinary 288 288 17-Feb-2026 The Vanguard Group, Inc. SELL 164.10 Ordinary (3,876) (3,876) 17-Feb-2026 The Vanguard Group, Inc. BUY 164.10 Ordinary 3,417 3,417 18-Feb-2026 The Vanguard Group, Inc. BUY 165.19 Ordinary 48 48 18-Feb-2026 The Vanguard Group, Inc. BUY 165.19 Ordinary 92 92 18-Feb-2026 The Vanguard Group, Inc. BUY 165.19 Ordinary 166 166 18-Feb-2026 The Vanguard Group, Inc. BUY 165.19 Ordinary 1,741 1,741 18-Feb-2026 The Vanguard Group, Inc. BUY 165.58 Ordinary 3,980 3,980 18-Feb-2026 The Vanguard Group, Inc. SELL 165.58 Ordinary (1,324) (1,324) 19-Feb-2026 The Vanguard Group, Inc. BUY 168.55 Ordinary 66 66 19-Feb-2026 The Vanguard Group, Inc. BUY 168.55 Ordinary 240 240 19-Feb-2026 The Vanguard Group, Inc. BUY 168.55 Ordinary 2,112 2,112 19-Feb-2026 The Vanguard Group, Inc. BUY 168.55 Ordinary 1,540 1,540 19-Feb-2026 The Vanguard Group, Inc. BUY 168.15 Ordinary 2,556 2,556 19-Feb-2026 The Vanguard Group, Inc. SELL 168.15 Ordinary (10,432) (10,432) 19-Feb-2026 The Vanguard Group, Inc. BUY 169.00 Ordinary 150 150 19-Feb-2026 The Vanguard Group, Inc. BUY 168.15 Ordinary 404 404 19-Feb-2026 The Vanguard Group, Inc. BUY 169.00 Ordinary 3,073 3,073 19-Feb-2026 The Vanguard Group, Inc. BUY 169.00 Ordinary 542 542 20-Feb-2026 The Vanguard Group, Inc. BUY 163.30 Ordinary 332 332 20-Feb-2026 The Vanguard Group, Inc. BUY 163.30 Ordinary 498 498 20-Feb-2026 The Vanguard Group, Inc. SELL 164.08 Ordinary (7,944) (7,944) 20-Feb-2026 The Vanguard Group, Inc. SELL 164.08 Ordinary (2,979) (2,979) 20-Feb-2026 The Vanguard Group, Inc. BUY 163.30 Ordinary 434 434 20-Feb-2026 The Vanguard Group, Inc. BUY 163.30 Ordinary 1,145 1,145 23-Feb-2026 The Vanguard Group, Inc. BUY 161.10 Ordinary 3,213 3,213 23-Feb-2026 The Vanguard Group, Inc. BUY 161.54 Ordinary 4,351 4,351 23-Feb-2026 The Vanguard Group, Inc. BUY 161.54 Ordinary 710 710 23-Feb-2026 The Vanguard Group, Inc. BUY 161.54 Ordinary 808 808 23-Feb-2026 The Vanguard Group, Inc. BUY 161.54 Ordinary 1,010 1,010 23-Feb-2026 The Vanguard Group, Inc. BUY 161.54 Ordinary 3,434 3,434 23-Feb-2026 The Vanguard Group, Inc. BUY 161.54 Ordinary 4,848 4,848 24-Feb-2026 The Vanguard Group, Inc. BUY 159.33 Ordinary 122 122 24-Feb-2026 The Vanguard Group, Inc. BUY 159.32 Ordinary 305 305 24-Feb-2026 The Vanguard Group, Inc. BUY 159.32 Ordinary 385 385 24-Feb-2026 The Vanguard Group, Inc. BUY 160.65 Ordinary 852 852 24-Feb-2026 The Vanguard Group, Inc. BUY 160.65 Ordinary 3,184 3,184 24-Feb-2026 The Vanguard Group, Inc. BUY 159.33 Ordinary 667 667 25-Feb-2026 The Vanguard Group, Inc. BUY 162.67 Ordinary 72 72 25-Feb-2026 The Vanguard Group, Inc. BUY 162.67 Ordinary 305 305 25-Feb-2026 The Vanguard Group, Inc. BUY 162.67 Ordinary 385 385 25-Feb-2026 The Vanguard Group, Inc. BUY 163.88 Ordinary 1,603 1,603 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 25-Feb-2026 The Vanguard Group, Inc. BUY 163.88 Ordinary 2,290 2,290 25-Feb-2026 The Vanguard Group, Inc. BUY 162.67 Ordinary 2,411 2,411 25-Feb-2026 The Vanguard Group, Inc. BUY 163.88 Ordinary 5,174 5,174 25-Feb-2026 The Vanguard Group, Inc. SELL 162.51 Ordinary (5,754) (5,754) 25-Feb-2026 The Vanguard Group, Inc. BUY 163.88 Ordinary 1,624 1,624 26-Feb-2026 The Vanguard Group, Inc. BUY 168.63 Ordinary 48 48 26-Feb-2026 The Vanguard Group, Inc. BUY 168.63 Ordinary 144 144 26-Feb-2026 The Vanguard Group, Inc. BUY 168.63 Ordinary 192 192 26-Feb-2026 The Vanguard Group, Inc. BUY 168.63 Ordinary 384 384 26-Feb-2026 The Vanguard Group, Inc. BUY 168.63 Ordinary 772 772 26-Feb-2026 The Vanguard Group, Inc. BUY 169.11 Ordinary 564 564 26-Feb-2026 The Vanguard Group, Inc. SELL 169.11 Ordinary (3,290) (3,290) 26-Feb-2026 The Vanguard Group, Inc. BUY 168.63 Ordinary 290 290 26-Feb-2026 The Vanguard Group, Inc. BUY 166.64 Ordinary 3,280 3,280 27-Feb-2026 The Vanguard Group, Inc. SELL 167.33 Ordinary (867) (867) 27-Feb-2026 The Vanguard Group, Inc. BUY 166.19 Ordinary 8,932 8,932 27-Feb-2026 The Vanguard Group, Inc. BUY 167.33 Ordinary 288 288 27-Feb-2026 The Vanguard Group, Inc. BUY 167.33 Ordinary 87 87 27-Feb-2026 The Vanguard Group, Inc. BUY 167.33 Ordinary 305 305 27-Feb-2026 The Vanguard Group, Inc. BUY 167.33 Ordinary 142 142 27-Feb-2026 The Vanguard Group, Inc. BUY 167.33 Ordinary 144 144 27-Feb-2026 The Vanguard Group, Inc. SELL 165.90 Ordinary (7,026) (7,026) 27-Feb-2026 The Vanguard Group, Inc. BUY 167.33 Ordinary 725 725 27-Feb-2026 The Vanguard Group, Inc. BUY 167.33 Ordinary 736 736 02-Mar-2026 The Vanguard Group, Inc. BUY 169.44 Ordinary 192 192 02-Mar-2026 The Vanguard Group, Inc. BUY 169.44 Ordinary 528 528 02-Mar-2026 The Vanguard Group, Inc. SELL 168.86 Ordinary (1,974) (1,974) 02-Mar-2026 The Vanguard Group, Inc. BUY 169.44 Ordinary 116 116 02-Mar-2026 The Vanguard Group, Inc. SELL 166.47 Ordinary (5,137) (5,137) 03-Mar-2026 The Vanguard Group, Inc. BUY 165.37 Ordinary 60 60 03-Mar-2026 The Vanguard Group, Inc. BUY 165.37 Ordinary 96 96 03-Mar-2026 The Vanguard Group, Inc. BUY 165.37 Ordinary 144 144 03-Mar-2026 The Vanguard Group, Inc. BUY 165.37 Ordinary 348 348 03-Mar-2026 The Vanguard Group, Inc. BUY 165.37 Ordinary 1,544 1,544 03-Mar-2026 The Vanguard Group, Inc. BUY 165.37 Ordinary 71 71 03-Mar-2026 The Vanguard Group, Inc. BUY 165.37 Ordinary 261 261 04-Mar-2026 The Vanguard Group, Inc. BUY 162.70 Ordinary 270 270 04-Mar-2026 The Vanguard Group, Inc. BUY 162.70 Ordinary 96 96 04-Mar-2026 The Vanguard Group, Inc. BUY 162.70 Ordinary 259 259 04-Mar-2026 The Vanguard Group, Inc. BUY 162.70 Ordinary 80 80 04-Mar-2026 The Vanguard Group, Inc. SELL 161.00 Ordinary (451) (451) 04-Mar-2026 The Vanguard Group, Inc. BUY 165.21 Ordinary 4,580 4,580 04-Mar-2026 The Vanguard Group, Inc. BUY 165.21 Ordinary 987 987 04-Mar-2026 The Vanguard Group, Inc. BUY 165.21 Ordinary 7,980 7,980 04-Mar-2026 The Vanguard Group, Inc. BUY 165.21 Ordinary 3,290 3,290 04-Mar-2026 The Vanguard Group, Inc. BUY 165.21 Ordinary 9,870 9,870 04-Mar-2026 The Vanguard Group, Inc. BUY 165.21 Ordinary 16,121 16,121 04-Mar-2026 The Vanguard Group, Inc. BUY 162.70 Ordinary 92 92 04-Mar-2026 The Vanguard Group, Inc. BUY 162.70 Ordinary 646 646 05-Mar-2026 The Vanguard Group, Inc. BUY 164.58 Ordinary 387 387 05-Mar-2026 The Vanguard Group, Inc. BUY 164.58 Ordinary 37 37 05-Mar-2026 The Vanguard Group, Inc. BUY 164.58 Ordinary 624 624 05-Mar-2026 The Vanguard Group, Inc. SELL 161.75 Ordinary (11,550) (11,550) 05-Mar-2026 The Vanguard Group, Inc. SELL 161.75 Ordinary (5,280) (5,280) 05-Mar-2026 The Vanguard Group, Inc. BUY 164.58 Ordinary 595 595 05-Mar-2026 The Vanguard Group, Inc. SELL 161.75 Ordinary (5,160) (5,160) 06-Mar-2026 The Vanguard Group, Inc. BUY 158.67 Ordinary 261 261 06-Mar-2026 The Vanguard Group, Inc. SELL 158.67 Ordinary (1,224) (1,224) 06-Mar-2026 The Vanguard Group, Inc. SELL 155.37 Ordinary (2,970) (2,970) 06-Mar-2026 The Vanguard Group, Inc. SELL 155.37 Ordinary (2,310) (2,310) 09-Mar-2026 The Vanguard Group, Inc. BUY 156.95 Ordinary 5,586 5,586 09-Mar-2026 The Vanguard Group, Inc. BUY 156.95 Ordinary 9,177 9,177 09-Mar-2026 The Vanguard Group, Inc. SELL 156.95 Ordinary (4,620) (4,620) 09-Mar-2026 The Vanguard Group, Inc. BUY 152.68 Ordinary 66 66 10-Mar-2026 The Vanguard Group, Inc. BUY 153.61 Ordinary 240 240 10-Mar-2026 The Vanguard Group, Inc. BUY 153.61 Ordinary 1,056 1,056 10-Mar-2026 The Vanguard Group, Inc. SELL 153.61 Ordinary (1,530) (1,530) 10-Mar-2026 The Vanguard Group, Inc. SELL 153.61 Ordinary (772) (772) # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 10-Mar-2026 The Vanguard Group, Inc. SELL 154.53 Ordinary (3,630) (3,630) 11-Mar-2026 The Vanguard Group, Inc. BUY 155.30 Ordinary 192 192 11-Mar-2026 The Vanguard Group, Inc. BUY 155.30 Ordinary 243 243 11-Mar-2026 The Vanguard Group, Inc. BUY 155.30 Ordinary 261 261 11-Mar-2026 The Vanguard Group, Inc. BUY 155.30 Ordinary 71 71 11-Mar-2026 The Vanguard Group, Inc. BUY 155.30 Ordinary 2,364 2,364 11-Mar-2026 The Vanguard Group, Inc. BUY 155.30 Ordinary 780 780 12-Mar-2026 The Vanguard Group, Inc. BUY 153.09 Ordinary 48 48 12-Mar-2026 The Vanguard Group, Inc. BUY 153.09 Ordinary 48 48 12-Mar-2026 The Vanguard Group, Inc. BUY 153.09 Ordinary 96 96 12-Mar-2026 The Vanguard Group, Inc. BUY 153.09 Ordinary 96 96 12-Mar-2026 The Vanguard Group, Inc. BUY 153.09 Ordinary 144 144 12-Mar-2026 The Vanguard Group, Inc. BUY 153.09 Ordinary 576 576 12-Mar-2026 The Vanguard Group, Inc. BUY 153.09 Ordinary 80 80 12-Mar-2026 The Vanguard Group, Inc. BUY 152.14 Ordinary 2,256 2,256 12-Mar-2026 The Vanguard Group, Inc. BUY 153.09 Ordinary 315 315 13-Mar-2026 The Vanguard Group, Inc. SELL 155.96 Ordinary (4,303) (4,303) 13-Mar-2026 The Vanguard Group, Inc. BUY 157.88 Ordinary 478 478 16-Mar-2026 The Vanguard Group, Inc. BUY 154.70 Ordinary 336 336 16-Mar-2026 The Vanguard Group, Inc. SELL 154.70 Ordinary (387) (387) 16-Mar-2026 The Vanguard Group, Inc. BUY 156.42 Ordinary 3,435 3,435 16-Mar-2026 The Vanguard Group, Inc. BUY 156.42 Ordinary 3,980 3,980 16-Mar-2026 The Vanguard Group, Inc. SELL 154.70 Ordinary (206) (206) 17-Mar-2026 The Vanguard Group, Inc. BUY 155.18 Ordinary 192 192 17-Mar-2026 The Vanguard Group, Inc. BUY 155.18 Ordinary 324 324 17-Mar-2026 The Vanguard Group, Inc. SELL 155.18 Ordinary (306) (306) 17-Mar-2026 The Vanguard Group, Inc. SELL 155.40 Ordinary (1,328) (1,328) 17-Mar-2026 The Vanguard Group, Inc. BUY 155.18 Ordinary 312 312 18-Mar-2026 The Vanguard Group, Inc. BUY 156.38 Ordinary 162 162 19-Mar-2026 The Vanguard Group, Inc. BUY 151.35 Ordinary 96 96 19-Mar-2026 The Vanguard Group, Inc. BUY 151.35 Ordinary 96 96 19-Mar-2026 The Vanguard Group, Inc. BUY 151.35 Ordinary 384 384 19-Mar-2026 The Vanguard Group, Inc. BUY 151.35 Ordinary 816 816 19-Mar-2026 The Vanguard Group, Inc. BUY 151.35 Ordinary 174 174 19-Mar-2026 The Vanguard Group, Inc. BUY 151.35 Ordinary 243 243 19-Mar-2026 The Vanguard Group, Inc. BUY 151.70 Ordinary 408 408 20-Mar-2026 The Vanguard Group, Inc. SELL 146.92 Ordinary (5,309) (5,309) 20-Mar-2026 The Vanguard Group, Inc. BUY 146.92 Ordinary 192 192 20-Mar-2026 The Vanguard Group, Inc. BUY 146.92 Ordinary 432 432 20-Mar-2026 The Vanguard Group, Inc. SELL 146.92 Ordinary (4,771) (4,771) 20-Mar-2026 The Vanguard Group, Inc. SELL 146.92 Ordinary (2,030) (2,030) 20-Mar-2026 The Vanguard Group, Inc. SELL 146.92 Ordinary (4,457) (4,457) 20-Mar-2026 The Vanguard Group, Inc. BUY 143.98 Ordinary 1,233 1,233 20-Mar-2026 The Vanguard Group, Inc. SELL 146.92 Ordinary (8,481) (8,481) 20-Mar-2026 The Vanguard Group, Inc. SELL 143.98 Ordinary (3,972) (3,972) 20-Mar-2026 The Vanguard Group, Inc. SELL 146.92 Ordinary (816) (816) 20-Mar-2026 The Vanguard Group, Inc. BUY 146.92 Ordinary 78 78 20-Mar-2026 The Vanguard Group, Inc. BUY 146.92 Ordinary 1,202 1,202 20-Mar-2026 The Vanguard Group, Inc. SELL 146.92 Ordinary (14,813) (14,813) 20-Mar-2026 The Vanguard Group, Inc. BUY 143.98 Ordinary 258 258 20-Mar-2026 The Vanguard Group, Inc. SELL 146.92 Ordinary (10,143) (10,143) 20-Mar-2026 The Vanguard Group, Inc. SELL 146.92 Ordinary (152) (152) 20-Mar-2026 The Vanguard Group, Inc. SELL 146.92 Ordinary (2,373) (2,373) 20-Mar-2026 The Vanguard Group, Inc. SELL 146.92 Ordinary (1,801) (1,801) 20-Mar-2026 The Vanguard Group, Inc. SELL 146.92 Ordinary (220) (220) 23-Mar-2026 The Vanguard Group, Inc. BUY 144.41 Ordinary 480 480 23-Mar-2026 The Vanguard Group, Inc. BUY 144.41 Ordinary 435 435 23-Mar-2026 The Vanguard Group, Inc. BUY 147.09 Ordinary 6,400 6,400 23-Mar-2026 The Vanguard Group, Inc. BUY 144.42 Ordinary 92 92 23-Mar-2026 The Vanguard Group, Inc. BUY 144.42 Ordinary 533 533 23-Mar-2026 The Vanguard Group, Inc. BUY 144.16 Ordinary 617 617 24-Mar-2026 The Vanguard Group, Inc. BUY 147.56 Ordinary 96 96 24-Mar-2026 The Vanguard Group, Inc. BUY 147.56 Ordinary 192 192 24-Mar-2026 The Vanguard Group, Inc. SELL 147.56 Ordinary (304) (304) 24-Mar-2026 The Vanguard Group, Inc. SELL 148.56 Ordinary (2,331) (2,331) 24-Mar-2026 The Vanguard Group, Inc. BUY 147.56 Ordinary 106 106 24-Mar-2026 The Vanguard Group, Inc. SELL 149.35 Ordinary (1,092) (1,092) 25-Mar-2026 The Vanguard Group, Inc. SELL 149.91 Ordinary (207) (207) # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 25-Mar-2026 The Vanguard Group, Inc. BUY 149.91 Ordinary 240 240 25-Mar-2026 The Vanguard Group, Inc. BUY 149.91 Ordinary 480 480 25-Mar-2026 The Vanguard Group, Inc. SELL 149.99 Ordinary (2,359) (2,359) 25-Mar-2026 The Vanguard Group, Inc. BUY 149.91 Ordinary 207 207 25-Mar-2026 The Vanguard Group, Inc. BUY 149.91 Ordinary 5,278 5,278 26-Mar-2026 The Vanguard Group, Inc. BUY 151.02 Ordinary 384 384 26-Mar-2026 The Vanguard Group, Inc. BUY 151.02 Ordinary 169 169 27-Mar-2026 The Vanguard Group, Inc. BUY 153.23 Ordinary 144 144 27-Mar-2026 The Vanguard Group, Inc. BUY 151.86 Ordinary 681 681 27-Mar-2026 The Vanguard Group, Inc. BUY 151.86 Ordinary 864 864 27-Mar-2026 The Vanguard Group, Inc. BUY 153.23 Ordinary 2,595 2,595 27-Mar-2026 The Vanguard Group, Inc. SELL 151.86 Ordinary (674) (674) 27-Mar-2026 The Vanguard Group, Inc. BUY 153.23 Ordinary 7,123 7,123 27-Mar-2026 The Vanguard Group, Inc. BUY 153.23 Ordinary 5,272 5,272 27-Mar-2026 The Vanguard Group, Inc. BUY 153.23 Ordinary 563 563 30-Mar-2026 The Vanguard Group, Inc. BUY 154.32 Ordinary 26 26 30-Mar-2026 The Vanguard Group, Inc. BUY 160.78 Ordinary 144 144 30-Mar-2026 The Vanguard Group, Inc. BUY 160.78 Ordinary 480 480 30-Mar-2026 The Vanguard Group, Inc. BUY 160.78 Ordinary 162 162 30-Mar-2026 The Vanguard Group, Inc. BUY 160.78 Ordinary 80 80 30-Mar-2026 The Vanguard Group, Inc. BUY 160.78 Ordinary 121 121 30-Mar-2026 The Vanguard Group, Inc. BUY 154.32 Ordinary 9,900 9,900 31-Mar-2026 The Vanguard Group, Inc. BUY 161.43 Ordinary 96 96 31-Mar-2026 The Vanguard Group, Inc. BUY 161.43 Ordinary 288 288 31-Mar-2026 The Vanguard Group, Inc. BUY 164.67 Ordinary 2,043 2,043 31-Mar-2026 The Vanguard Group, Inc. BUY 160.99 Ordinary 3,499 3,499 01-Apr-2026 The Vanguard Group, Inc. SELL 167.09 Ordinary (5,931) (5,931) 01-Apr-2026 The Vanguard Group, Inc. BUY 168.08 Ordinary 6,944 6,944 01-Apr-2026 The Vanguard Group, Inc. BUY 167.09 Ordinary 48 48 01-Apr-2026 The Vanguard Group, Inc. BUY 167.09 Ordinary 240 240 01-Apr-2026 The Vanguard Group, Inc. SELL 167.09 Ordinary (9,548) (9,548) 01-Apr-2026 The Vanguard Group, Inc. SELL 167.09 Ordinary (2,128) (2,128) 01-Apr-2026 The Vanguard Group, Inc. BUY 167.90 Ordinary 2,520 2,520 01-Apr-2026 The Vanguard Group, Inc. BUY 167.09 Ordinary 2,313 2,313 01-Apr-2026 The Vanguard Group, Inc. BUY 168.08 Ordinary 4,947 4,947 01-Apr-2026 The Vanguard Group, Inc. BUY 168.08 Ordinary 275 275 01-Apr-2026 The Vanguard Group, Inc. SELL 167.67 Ordinary (233) (233) 02-Apr-2026 The Vanguard Group, Inc. BUY 161.62 Ordinary 172 172 02-Apr-2026 The Vanguard Group, Inc. BUY 161.62 Ordinary 288 288 02-Apr-2026 The Vanguard Group, Inc. BUY 161.62 Ordinary 576 576 02-Apr-2026 The Vanguard Group, Inc. BUY 161.62 Ordinary 87 87 02-Apr-2026 The Vanguard Group, Inc. BUY 161.62 Ordinary 328 328 02-Apr-2026 The Vanguard Group, Inc. SELL 161.62 Ordinary (1,216) (1,216) 02-Apr-2026 The Vanguard Group, Inc. BUY 161.62 Ordinary 160 160 02-Apr-2026 The Vanguard Group, Inc. BUY 166.66 Ordinary 3,020 3,020 02-Apr-2026 The Vanguard Group, Inc. BUY 161.62 Ordinary 407 407 02-Apr-2026 The Vanguard Group, Inc. BUY 166.66 Ordinary 4,704 4,704 02-Apr-2026 The Vanguard Group, Inc. BUY 166.66 Ordinary 3,492 3,492 07-Apr-2026 The Vanguard Group, Inc. BUY 166.40 Ordinary 192 192 07-Apr-2026 The Vanguard Group, Inc. BUY 166.40 Ordinary 288 288 07-Apr-2026 The Vanguard Group, Inc. BUY 166.40 Ordinary 246 246 07-Apr-2026 The Vanguard Group, Inc. BUY 167.37 Ordinary 1,136 1,136 07-Apr-2026 The Vanguard Group, Inc. BUY 166.40 Ordinary 86 86 08-Apr-2026 The Vanguard Group, Inc. BUY 173.64 Ordinary 480 480 08-Apr-2026 The Vanguard Group, Inc. BUY 173.64 Ordinary 82 82 08-Apr-2026 The Vanguard Group, Inc. BUY 173.64 Ordinary 246 246 08-Apr-2026 The Vanguard Group, Inc. SELL 173.64 Ordinary (14,160) (14,160) 08-Apr-2026 The Vanguard Group, Inc. BUY 171.56 Ordinary 4,162 4,162 08-Apr-2026 The Vanguard Group, Inc. BUY 171.56 Ordinary 5,583 5,583 08-Apr-2026 The Vanguard Group, Inc. BUY 171.56 Ordinary 4,497 4,497 08-Apr-2026 The Vanguard Group, Inc. BUY 173.63 Ordinary 346 346 09-Apr-2026 The Vanguard Group, Inc. BUY 171.76 Ordinary 48 48 09-Apr-2026 The Vanguard Group, Inc. BUY 171.76 Ordinary 192 192 09-Apr-2026 The Vanguard Group, Inc. BUY 171.76 Ordinary 384 384 09-Apr-2026 The Vanguard Group, Inc. BUY 171.76 Ordinary 720 720 09-Apr-2026 The Vanguard Group, Inc. BUY 171.76 Ordinary 174 174 09-Apr-2026 The Vanguard Group, Inc. BUY 171.76 Ordinary 246 246 09-Apr-2026 The Vanguard Group, Inc. BUY 171.76 Ordinary 2,483 2,483 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 09-Apr-2026 The Vanguard Group, Inc. BUY 171.76 Ordinary 80 80 09-Apr-2026 The Vanguard Group, Inc. BUY 172.36 Ordinary 1,420 1,420 09-Apr-2026 The Vanguard Group, Inc. BUY 171.76 Ordinary 93 93 10-Apr-2026 The Vanguard Group, Inc. BUY 171.23 Ordinary 144 144 10-Apr-2026 The Vanguard Group, Inc. BUY 171.23 Ordinary 192 192 10-Apr-2026 The Vanguard Group, Inc. BUY 172.06 Ordinary 1,296 1,296 10-Apr-2026 The Vanguard Group, Inc. BUY 171.23 Ordinary 124 124 10-Apr-2026 The Vanguard Group, Inc. BUY 171.23 Ordinary 385 385 13-Apr-2026 The Vanguard Group, Inc. BUY 172.07 Ordinary 129 129 13-Apr-2026 The Vanguard Group, Inc. BUY 172.07 Ordinary 288 288 13-Apr-2026 The Vanguard Group, Inc. BUY 174.54 Ordinary 1,152 1,152 13-Apr-2026 The Vanguard Group, Inc. BUY 172.07 Ordinary 133 133 13-Apr-2026 The Vanguard Group, Inc. BUY 174.54 Ordinary 2,075 2,075 14-Apr-2026 The Vanguard Group, Inc. BUY 174.29 Ordinary 240 240 14-Apr-2026 The Vanguard Group, Inc. BUY 174.29 Ordinary 158 158 14-Apr-2026 The Vanguard Group, Inc. BUY 174.29 Ordinary 158 158 14-Apr-2026 The Vanguard Group, Inc. BUY 174.63 Ordinary 3,958 3,958 14-Apr-2026 The Vanguard Group, Inc. BUY 175.62 Ordinary 830 830 14-Apr-2026 The Vanguard Group, Inc. BUY 174.63 Ordinary 3,126 3,126 14-Apr-2026 The Vanguard Group, Inc. BUY 175.62 Ordinary 418 418 15-Apr-2026 The Vanguard Group, Inc. BUY 173.82 Ordinary 288 288 15-Apr-2026 The Vanguard Group, Inc. BUY 173.78 Ordinary 1,333 1,333 15-Apr-2026 The Vanguard Group, Inc. BUY 173.82 Ordinary 113 113 15-Apr-2026 The Vanguard Group, Inc. BUY 174.07 Ordinary 597 597 16-Apr-2026 The Vanguard Group, Inc. SELL 172.60 Ordinary (7,952) (7,952) 16-Apr-2026 The Vanguard Group, Inc. BUY 172.39 Ordinary 8,254 8,254 16-Apr-2026 The Vanguard Group, Inc. BUY 172.60 Ordinary 57 57 16-Apr-2026 The Vanguard Group, Inc. BUY 172.60 Ordinary 144 144 16-Apr-2026 The Vanguard Group, Inc. BUY 172.60 Ordinary 288 288 16-Apr-2026 The Vanguard Group, Inc. BUY 172.60 Ordinary 528 528 16-Apr-2026 The Vanguard Group, Inc. BUY 172.60 Ordinary 160 160 16-Apr-2026 The Vanguard Group, Inc. BUY 171.97 Ordinary 1,296 1,296 16-Apr-2026 The Vanguard Group, Inc. BUY 172.60 Ordinary 356 356 17-Apr-2026 The Vanguard Group, Inc. BUY 173.75 Ordinary 96 96 17-Apr-2026 The Vanguard Group, Inc. BUY 173.75 Ordinary 144 144 17-Apr-2026 The Vanguard Group, Inc. BUY 173.75 Ordinary 172 172 17-Apr-2026 The Vanguard Group, Inc. BUY 173.75 Ordinary 288 288 17-Apr-2026 The Vanguard Group, Inc. BUY 173.75 Ordinary 237 237 17-Apr-2026 The Vanguard Group, Inc. BUY 175.27 Ordinary 2,175 2,175 17-Apr-2026 The Vanguard Group, Inc. BUY 175.27 Ordinary 5,642 5,642 17-Apr-2026 The Vanguard Group, Inc. BUY 175.27 Ordinary 6,448 6,448 17-Apr-2026 The Vanguard Group, Inc. BUY 173.75 Ordinary 157 157 17-Apr-2026 The Vanguard Group, Inc. BUY 175.27 Ordinary 1,660 1,660 20-Apr-2026 The Vanguard Group, Inc. BUY 172.51 Ordinary 624 624 20-Apr-2026 The Vanguard Group, Inc. BUY 172.51 Ordinary 158 158 20-Apr-2026 The Vanguard Group, Inc. BUY 173.20 Ordinary 1,029 1,029 20-Apr-2026 The Vanguard Group, Inc. BUY 172.51 Ordinary 280 280 20-Apr-2026 The Vanguard Group, Inc. BUY 173.20 Ordinary 1,005 1,005 20-Apr-2026 The Vanguard Group, Inc. BUY 173.20 Ordinary 212 212 21-Apr-2026 The Vanguard Group, Inc. BUY 173.86 Ordinary 192 192 21-Apr-2026 The Vanguard Group, Inc. BUY 171.35 Ordinary 730 730 21-Apr-2026 The Vanguard Group, Inc. BUY 171.35 Ordinary 249 249 21-Apr-2026 The Vanguard Group, Inc. SELL 173.47 Ordinary (4,603) (4,603) 21-Apr-2026 The Vanguard Group, Inc. BUY 173.86 Ordinary 612 612 21-Apr-2026 The Vanguard Group, Inc. BUY 171.35 Ordinary 402 402 21-Apr-2026 The Vanguard Group, Inc. BUY 171.35 Ordinary 1,608 1,608 22-Apr-2026 The Vanguard Group, Inc. BUY 173.05 Ordinary 158 158 23-Apr-2026 The Vanguard Group, Inc. BUY 171.95 Ordinary 96 96 23-Apr-2026 The Vanguard Group, Inc. BUY 171.95 Ordinary 144 144 23-Apr-2026 The Vanguard Group, Inc. BUY 171.95 Ordinary 144 144 23-Apr-2026 The Vanguard Group, Inc. BUY 171.95 Ordinary 384 384 23-Apr-2026 The Vanguard Group, Inc. BUY 171.95 Ordinary 384 384 23-Apr-2026 The Vanguard Group, Inc. BUY 171.95 Ordinary 80 80 23-Apr-2026 The Vanguard Group, Inc. BUY 171.95 Ordinary 385 385 23-Apr-2026 The Vanguard Group, Inc. BUY 175.23 Ordinary 2,522 2,522 24-Apr-2026 The Vanguard Group, Inc. BUY 171.59 Ordinary 252 252 24-Apr-2026 The Vanguard Group, Inc. BUY 171.53 Ordinary 1,393 1,393 27-Apr-2026 The Vanguard Group, Inc. BUY 172.43 Ordinary 882 882 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 27-Apr-2026 The Vanguard Group, Inc. BUY 172.43 Ordinary 1,176 1,176 28-Apr-2026 The Vanguard Group, Inc. SELL 172.12 Ordinary (7,722) (7,722) 28-Apr-2026 The Vanguard Group, Inc. BUY 171.30 Ordinary 6,620 6,620 28-Apr-2026 The Vanguard Group, Inc. BUY 172.12 Ordinary 192 192 28-Apr-2026 The Vanguard Group, Inc. BUY 172.12 Ordinary 240 240 28-Apr-2026 The Vanguard Group, Inc. BUY 172.12 Ordinary 336 336 28-Apr-2026 The Vanguard Group, Inc. BUY 172.12 Ordinary 158 158 28-Apr-2026 The Vanguard Group, Inc. BUY 172.12 Ordinary 160 160 28-Apr-2026 The Vanguard Group, Inc. SELL 171.55 Ordinary (6,868) (6,868) 28-Apr-2026 The Vanguard Group, Inc. BUY 172.12 Ordinary 4,660 4,660 28-Apr-2026 The Vanguard Group, Inc. BUY 172.12 Ordinary 389 389 29-Apr-2026 The Vanguard Group, Inc. BUY 170.80 Ordinary 144 144 30-Apr-2026 The Vanguard Group, Inc. BUY 167.40 Ordinary 96 96 30-Apr-2026 The Vanguard Group, Inc. BUY 167.40 Ordinary 240 240 30-Apr-2026 The Vanguard Group, Inc. BUY 167.40 Ordinary 240 240 30-Apr-2026 The Vanguard Group, Inc. BUY 167.40 Ordinary 336 336 30-Apr-2026 The Vanguard Group, Inc. BUY 168.57 Ordinary 1,921 1,921 30-Apr-2026 The Vanguard Group, Inc. BUY 170.14 Ordinary 1,470 1,470 30-Apr-2026 The Vanguard Group, Inc. BUY 167.40 Ordinary 188 188 30-Apr-2026 The Vanguard Group, Inc. BUY 170.14 Ordinary 1,826 1,826 30-Apr-2026 The Vanguard Group, Inc. BUY 168.57 Ordinary 4,282 4,282 24-Jun-2024 Vanguard Investments Australia Ltd. BUY 118.99 Ordinary 1,530 1,530 24-Jun-2024 Vanguard Investments Australia Ltd. BUY 118.99 Ordinary 3,060 3,060 24-Jun-2024 Vanguard Investments Australia Ltd. BUY 118.99 Ordinary 1,206 1,206 24-Jun-2024 Vanguard Investments Australia Ltd. BUY 118.99 Ordinary 1,206 1,206 24-Jun-2024 Vanguard Investments Australia Ltd. BUY 118.99 Ordinary 2,412 2,412 25-Jun-2024 Vanguard Investments Australia Ltd. BUY 121.45 Ordinary 1,206 1,206 26-Jun-2024 Vanguard Investments Australia Ltd. BUY 120.97 Ordinary 1,809 1,809 27-Jun-2024 Vanguard Investments Australia Ltd. BUY 121.54 Ordinary 4,298 4,298 27-Jun-2024 Vanguard Investments Australia Ltd. BUY 121.54 Ordinary 8,596 8,596 27-Jun-2024 Vanguard Investments Australia Ltd. BUY 121.54 Ordinary 2,416 2,416 28-Jun-2024 Vanguard Investments Australia Ltd. SELL 119.00 Ordinary (5,765) (5,765) 01-Jul-2024 Vanguard Investments Australia Ltd. BUY 120.67 Ordinary 3,040 3,040 01-Jul-2024 Vanguard Investments Australia Ltd. SELL 119.91 Ordinary (9,618) (9,618) 01-Jul-2024 Vanguard Investments Australia Ltd. BUY 120.67 Ordinary 3,582 3,582 03-Jul-2024 Vanguard Investments Australia Ltd. BUY 121.11 Ordinary 3,050 3,050 03-Jul-2024 Vanguard Investments Australia Ltd. BUY 121.11 Ordinary 1,785 1,785 04-Jul-2024 Vanguard Investments Australia Ltd. BUY 124.27 Ordinary 10,547 10,547 05-Jul-2024 Vanguard Investments Australia Ltd. BUY 122.87 Ordinary 1,782 1,782 08-Jul-2024 Vanguard Investments Australia Ltd. BUY 119.90 Ordinary 3,050 3,050 09-Jul-2024 Vanguard Investments Australia Ltd. BUY 120.60 Ordinary 6,100 6,100 09-Jul-2024 Vanguard Investments Australia Ltd. SELL 120.60 Ordinary (1,510) (1,510) 09-Jul-2024 Vanguard Investments Australia Ltd. BUY 120.60 Ordinary 1,782 1,782 10-Jul-2024 Vanguard Investments Australia Ltd. BUY 119.37 Ordinary 2,376 2,376 12-Jul-2024 Vanguard Investments Australia Ltd. BUY 119.83 Ordinary 2,135 2,135 17-Jul-2024 Vanguard Investments Australia Ltd. BUY 116.46 Ordinary 305 305 18-Jul-2024 Vanguard Investments Australia Ltd. BUY 115.94 Ordinary 612 612 18-Jul-2024 Vanguard Investments Australia Ltd. BUY 115.94 Ordinary 1,530 1,530 19-Jul-2024 Vanguard Investments Australia Ltd. BUY 113.99 Ordinary 1,782 1,782 22-Jul-2024 Vanguard Investments Australia Ltd. BUY 114.45 Ordinary 3,070 3,070 23-Jul-2024 Vanguard Investments Australia Ltd. BUY 113.81 Ordinary 1,848 1,848 23-Jul-2024 Vanguard Investments Australia Ltd. BUY 113.81 Ordinary 2,376 2,376 23-Jul-2024 Vanguard Investments Australia Ltd. BUY 113.81 Ordinary 868 868 24-Jul-2024 Vanguard Investments Australia Ltd. BUY 114.43 Ordinary 1,848 1,848 24-Jul-2024 Vanguard Investments Australia Ltd. BUY 114.43 Ordinary 1,782 1,782 26-Jul-2024 Vanguard Investments Australia Ltd. BUY 115.91 Ordinary 3,070 3,070 26-Jul-2024 Vanguard Investments Australia Ltd. BUY 115.91 Ordinary 1,782 1,782 26-Jul-2024 Vanguard Investments Australia Ltd. BUY 115.91 Ordinary 2,376 2,376 29-Jul-2024 Vanguard Investments Australia Ltd. BUY 115.87 Ordinary 1,782 1,782 31-Jul-2024 Vanguard Investments Australia Ltd. BUY 117.48 Ordinary 2,376 2,376 31-Jul-2024 Vanguard Investments Australia Ltd. BUY 117.48 Ordinary 434 434 01-Aug-2024 Vanguard Investments Australia Ltd. BUY 119.70 Ordinary 595 595 02-Aug-2024 Vanguard Investments Australia Ltd. BUY 118.75 Ordinary 3,080 3,080 02-Aug-2024 Vanguard Investments Australia Ltd. BUY 118.75 Ordinary 3,696 3,696 05-Aug-2024 Vanguard Investments Australia Ltd. BUY 118.68 Ordinary 6,468 6,468 05-Aug-2024 Vanguard Investments Australia Ltd. BUY 118.68 Ordinary 10,780 10,780 05-Aug-2024 Vanguard Investments Australia Ltd. BUY 118.68 Ordinary 2,380 2,380 05-Aug-2024 Vanguard Investments Australia Ltd. BUY 118.68 Ordinary 3,570 3,570 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 06-Aug-2024 Vanguard Investments Australia Ltd. BUY 118.29 Ordinary 2,975 2,975 07-Aug-2024 Vanguard Investments Australia Ltd. BUY 116.65 Ordinary 3,684 3,684 07-Aug-2024 Vanguard Investments Australia Ltd. BUY 116.65 Ordinary 2,970 2,970 08-Aug-2024 Vanguard Investments Australia Ltd. BUY 114.16 Ordinary 2,763 2,763 08-Aug-2024 Vanguard Investments Australia Ltd. BUY 114.16 Ordinary 2,970 2,970 08-Aug-2024 Vanguard Investments Australia Ltd. BUY 114.16 Ordinary 434 434 09-Aug-2024 Vanguard Investments Australia Ltd. BUY 116.47 Ordinary 5,219 5,219 09-Aug-2024 Vanguard Investments Australia Ltd. BUY 116.47 Ordinary 2,376 2,376 12-Aug-2024 Vanguard Investments Australia Ltd. BUY 114.88 Ordinary 2,970 2,970 13-Aug-2024 Vanguard Investments Australia Ltd. SELL 115.42 Ordinary (3,841) (3,841) 15-Aug-2024 Vanguard Investments Australia Ltd. BUY 108.40 Ordinary 1,842 1,842 19-Aug-2024 Vanguard Investments Australia Ltd. BUY 109.82 Ordinary 1,540 1,540 20-Aug-2024 Vanguard Investments Australia Ltd. BUY 110.47 Ordinary 2,380 2,380 23-Aug-2024 Vanguard Investments Australia Ltd. BUY 110.73 Ordinary 1,550 1,550 23-Aug-2024 Vanguard Investments Australia Ltd. BUY 110.73 Ordinary 3,100 3,100 26-Aug-2024 Vanguard Investments Australia Ltd. BUY 111.02 Ordinary 597 597 28-Aug-2024 Vanguard Investments Australia Ltd. BUY 110.89 Ordinary 2,392 2,392 28-Aug-2024 Vanguard Investments Australia Ltd. BUY 110.89 Ordinary 4,497 4,497 29-Aug-2024 Vanguard Investments Australia Ltd. BUY 109.99 Ordinary 2,392 2,392 30-Aug-2024 Vanguard Investments Australia Ltd. BUY 111.55 Ordinary 230 230 02-Sep-2024 Vanguard Investments Australia Ltd. BUY 109.94 Ordinary 3,110 3,110 04-Sep-2024 Vanguard Investments Australia Ltd. BUY 105.68 Ordinary 2,400 2,400 05-Sep-2024 Vanguard Investments Australia Ltd. BUY 107.09 Ordinary 1,806 1,806 05-Sep-2024 Vanguard Investments Australia Ltd. BUY 106.32 Ordinary 5,139 5,139 10-Sep-2024 Vanguard Investments Australia Ltd. SELL 107.11 Ordinary (1,560) (1,560) 11-Sep-2024 Vanguard Investments Australia Ltd. BUY 108.35 Ordinary 1,806 1,806 12-Sep-2024 Vanguard Investments Australia Ltd. BUY 109.34 Ordinary 5,583 5,583 12-Sep-2024 Vanguard Investments Australia Ltd. BUY 110.41 Ordinary 300 300 13-Sep-2024 Vanguard Investments Australia Ltd. BUY 111.42 Ordinary 21,828 21,828 16-Sep-2024 Vanguard Investments Australia Ltd. BUY 110.81 Ordinary 1,208 1,208 16-Sep-2024 Vanguard Investments Australia Ltd. BUY 110.81 Ordinary 1,812 1,812 16-Sep-2024 Vanguard Investments Australia Ltd. BUY 110.78 Ordinary 269 269 17-Sep-2024 Vanguard Investments Australia Ltd. SELL 110.75 Ordinary (2,826) (2,826) 18-Sep-2024 Vanguard Investments Australia Ltd. SELL 109.74 Ordinary (2,198) (2,198) 18-Sep-2024 Vanguard Investments Australia Ltd. BUY 109.74 Ordinary 1,208 1,208 20-Sep-2024 Vanguard Investments Australia Ltd. BUY 113.02 Ordinary 604 604 20-Sep-2024 Vanguard Investments Australia Ltd. BUY 113.02 Ordinary 1,812 1,812 20-Sep-2024 Vanguard Investments Australia Ltd. BUY 113.02 Ordinary 4,561 4,561 23-Sep-2024 Vanguard Investments Australia Ltd. SELL 112.34 Ordinary (2,198) (2,198) 23-Sep-2024 Vanguard Investments Australia Ltd. BUY 112.34 Ordinary 1,570 1,570 23-Sep-2024 Vanguard Investments Australia Ltd. BUY 112.34 Ordinary 3,768 3,768 23-Sep-2024 Vanguard Investments Australia Ltd. BUY 112.34 Ordinary 3,020 3,020 25-Sep-2024 Vanguard Investments Australia Ltd. SELL 120.85 Ordinary (7,850) (7,850) 25-Sep-2024 Vanguard Investments Australia Ltd. BUY 120.85 Ordinary 13,839 13,839 26-Sep-2024 Vanguard Investments Australia Ltd. SELL 123.22 Ordinary (9,106) (9,106) 26-Sep-2024 Vanguard Investments Australia Ltd. BUY 123.22 Ordinary 1,815 1,815 26-Sep-2024 Vanguard Investments Australia Ltd. BUY 123.22 Ordinary 1,815 1,815 27-Sep-2024 Vanguard Investments Australia Ltd. BUY 127.45 Ordinary 1,256 1,256 27-Sep-2024 Vanguard Investments Australia Ltd. BUY 127.45 Ordinary 1,210 1,210 30-Sep-2024 Vanguard Investments Australia Ltd. BUY 129.13 Ordinary 314 314 30-Sep-2024 Vanguard Investments Australia Ltd. BUY 129.13 Ordinary 1,256 1,256 30-Sep-2024 Vanguard Investments Australia Ltd. SELL 129.13 Ordinary (21,122) (21,122) 30-Sep-2024 Vanguard Investments Australia Ltd. SELL 129.13 Ordinary (419) (419) 01-Oct-2024 Vanguard Investments Australia Ltd. BUY 125.74 Ordinary 9,330 9,330 01-Oct-2024 Vanguard Investments Australia Ltd. BUY 125.74 Ordinary 2,388 2,388 02-Oct-2024 Vanguard Investments Australia Ltd. SELL 125.96 Ordinary (3,410) (3,410) 02-Oct-2024 Vanguard Investments Australia Ltd. BUY 125.96 Ordinary 2,388 2,388 03-Oct-2024 Vanguard Investments Australia Ltd. BUY 126.04 Ordinary 1,550 1,550 07-Oct-2024 Vanguard Investments Australia Ltd. BUY 121.17 Ordinary 622 622 07-Oct-2024 Vanguard Investments Australia Ltd. BUY 121.17 Ordinary 622 622 07-Oct-2024 Vanguard Investments Australia Ltd. BUY 121.17 Ordinary 1,194 1,194 09-Oct-2024 Vanguard Investments Australia Ltd. BUY 118.24 Ordinary 872 872 11-Oct-2024 Vanguard Investments Australia Ltd. BUY 119.58 Ordinary 2,170 2,170 11-Oct-2024 Vanguard Investments Australia Ltd. BUY 119.58 Ordinary 1,791 1,791 11-Oct-2024 Vanguard Investments Australia Ltd. BUY 119.58 Ordinary 1,791 1,791 14-Oct-2024 Vanguard Investments Australia Ltd. BUY 121.00 Ordinary 17,228 17,228 15-Oct-2024 Vanguard Investments Australia Ltd. BUY 122.07 Ordinary 1,194 1,194 16-Oct-2024 Vanguard Investments Australia Ltd. BUY 120.78 Ordinary 22,392 22,392 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 17-Oct-2024 Vanguard Investments Australia Ltd. BUY 118.63 Ordinary 622 622 18-Oct-2024 Vanguard Investments Australia Ltd. BUY 117.62 Ordinary 1,194 1,194 18-Oct-2024 Vanguard Investments Australia Ltd. BUY 117.62 Ordinary 2,388 2,388 22-Oct-2024 Vanguard Investments Australia Ltd. BUY 118.15 Ordinary 311 311 22-Oct-2024 Vanguard Investments Australia Ltd. BUY 118.15 Ordinary 6,220 6,220 22-Oct-2024 Vanguard Investments Australia Ltd. SELL 118.15 Ordinary (436) (436) 23-Oct-2024 Vanguard Investments Australia Ltd. BUY 118.46 Ordinary 1,791 1,791 23-Oct-2024 Vanguard Investments Australia Ltd. BUY 118.46 Ordinary 2,388 2,388 23-Oct-2024 Vanguard Investments Australia Ltd. BUY 118.46 Ordinary 2,388 2,388 25-Oct-2024 Vanguard Investments Australia Ltd. BUY 118.08 Ordinary 2,177 2,177 25-Oct-2024 Vanguard Investments Australia Ltd. BUY 118.08 Ordinary 3,110 3,110 25-Oct-2024 Vanguard Investments Australia Ltd. BUY 118.08 Ordinary 872 872 28-Oct-2024 Vanguard Investments Australia Ltd. BUY 120.12 Ordinary 3,732 3,732 28-Oct-2024 Vanguard Investments Australia Ltd. BUY 120.12 Ordinary 3,732 3,732 28-Oct-2024 Vanguard Investments Australia Ltd. BUY 120.12 Ordinary 1,194 1,194 29-Oct-2024 Vanguard Investments Australia Ltd. BUY 121.10 Ordinary 2,177 2,177 30-Oct-2024 Vanguard Investments Australia Ltd. BUY 120.31 Ordinary 311 311 30-Oct-2024 Vanguard Investments Australia Ltd. BUY 120.31 Ordinary 933 933 30-Oct-2024 Vanguard Investments Australia Ltd. BUY 120.31 Ordinary 1,555 1,555 31-Oct-2024 Vanguard Investments Australia Ltd. BUY 119.31 Ordinary 3,582 3,582 01-Nov-2024 Vanguard Investments Australia Ltd. BUY 121.33 Ordinary 1,866 1,866 01-Nov-2024 Vanguard Investments Australia Ltd. BUY 121.33 Ordinary 4,665 4,665 01-Nov-2024 Vanguard Investments Australia Ltd. BUY 121.33 Ordinary 2,388 2,388 04-Nov-2024 Vanguard Investments Australia Ltd. BUY 119.74 Ordinary 1,194 1,194 04-Nov-2024 Vanguard Investments Australia Ltd. BUY 119.74 Ordinary 2,388 2,388 04-Nov-2024 Vanguard Investments Australia Ltd. BUY 119.74 Ordinary 436 436 06-Nov-2024 Vanguard Investments Australia Ltd. BUY 119.38 Ordinary 3,732 3,732 07-Nov-2024 Vanguard Investments Australia Ltd. BUY 121.66 Ordinary 1,196 1,196 08-Nov-2024 Vanguard Investments Australia Ltd. BUY 123.31 Ordinary 4,665 4,665 11-Nov-2024 Vanguard Investments Australia Ltd. BUY 119.47 Ordinary 7,464 7,464 12-Nov-2024 Vanguard Investments Australia Ltd. SELL 117.54 Ordinary (29,988) (29,988) 12-Nov-2024 Vanguard Investments Australia Ltd. BUY 117.54 Ordinary 226 226 13-Nov-2024 Vanguard Investments Australia Ltd. BUY 113.66 Ordinary 3,432 3,432 13-Nov-2024 Vanguard Investments Australia Ltd. BUY 113.66 Ordinary 2,400 2,400 14-Nov-2024 Vanguard Investments Australia Ltd. BUY 113.92 Ordinary 1,200 1,200 15-Nov-2024 Vanguard Investments Australia Ltd. BUY 113.75 Ordinary 1,200 1,200 19-Nov-2024 Vanguard Investments Australia Ltd. SELL 115.70 Ordinary (39,293) (39,293) 21-Nov-2024 Vanguard Investments Australia Ltd. BUY 116.44 Ordinary 6,559 6,559 21-Nov-2024 Vanguard Investments Australia Ltd. BUY 116.44 Ordinary 1,800 1,800 21-Nov-2024 Vanguard Investments Australia Ltd. BUY 116.44 Ordinary 438 438 22-Nov-2024 Vanguard Investments Australia Ltd. BUY 117.18 Ordinary 438 438 25-Nov-2024 Vanguard Investments Australia Ltd. BUY 116.71 Ordinary 1,200 1,200 25-Nov-2024 Vanguard Investments Australia Ltd. SELL 116.71 Ordinary (1,232) (1,232) 26-Nov-2024 Vanguard Investments Australia Ltd. SELL 117.10 Ordinary (25,720) (25,720) 26-Nov-2024 Vanguard Investments Australia Ltd. BUY 117.10 Ordinary 238 238 28-Nov-2024 Vanguard Investments Australia Ltd. BUY 117.14 Ordinary 4,382 4,382 02-Dec-2024 Vanguard Investments Australia Ltd. BUY 119.28 Ordinary 3,432 3,432 05-Dec-2024 Vanguard Investments Australia Ltd. BUY 120.78 Ordinary 1,200 1,200 09-Dec-2024 Vanguard Investments Australia Ltd. BUY 119.49 Ordinary 3,744 3,744 09-Dec-2024 Vanguard Investments Australia Ltd. BUY 119.49 Ordinary 1,800 1,800 09-Dec-2024 Vanguard Investments Australia Ltd. BUY 119.49 Ordinary 3,000 3,000 10-Dec-2024 Vanguard Investments Australia Ltd. BUY 125.28 Ordinary 1,244 1,244 11-Dec-2024 Vanguard Investments Australia Ltd. BUY 123.81 Ordinary 1,200 1,200 12-Dec-2024 Vanguard Investments Australia Ltd. BUY 124.15 Ordinary 2,400 2,400 13-Dec-2024 Vanguard Investments Australia Ltd. BUY 120.72 Ordinary 1,555 1,555 13-Dec-2024 Vanguard Investments Australia Ltd. BUY 120.72 Ordinary 1,800 1,800 17-Dec-2024 Vanguard Investments Australia Ltd. BUY 118.51 Ordinary 1,244 1,244 17-Dec-2024 Vanguard Investments Australia Ltd. BUY 118.51 Ordinary 2,400 2,400 19-Dec-2024 Vanguard Investments Australia Ltd. BUY 117.40 Ordinary 1,866 1,866 19-Dec-2024 Vanguard Investments Australia Ltd. BUY 117.40 Ordinary 6,220 6,220 19-Dec-2024 Vanguard Investments Australia Ltd. BUY 117.40 Ordinary 77,439 77,439 19-Dec-2024 Vanguard Investments Australia Ltd. BUY 117.40 Ordinary 4,800 4,800 19-Dec-2024 Vanguard Investments Australia Ltd. BUY 116.97 Ordinary 11,736 11,736 20-Dec-2024 Vanguard Investments Australia Ltd. BUY 116.69 Ordinary 510 510 20-Dec-2024 Vanguard Investments Australia Ltd. BUY 116.74 Ordinary 7,663 7,663 20-Dec-2024 Vanguard Investments Australia Ltd. BUY 116.74 Ordinary 2,400 2,400 20-Dec-2024 Vanguard Investments Australia Ltd. BUY 116.74 Ordinary 2,529 2,529 20-Dec-2024 Vanguard Investments Australia Ltd. BUY 116.74 Ordinary 3,000 3,000 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 20-Dec-2024 Vanguard Investments Australia Ltd. BUY 116.69 Ordinary 365,562 365,562 20-Dec-2024 Vanguard Investments Australia Ltd. BUY 116.74 Ordinary 864 864 23-Dec-2024 Vanguard Investments Australia Ltd. BUY 117.14 Ordinary 313 313 23-Dec-2024 Vanguard Investments Australia Ltd. BUY 117.14 Ordinary 2,800 2,800 24-Dec-2024 Vanguard Investments Australia Ltd. BUY 116.16 Ordinary 2,504 2,504 24-Dec-2024 Vanguard Investments Australia Ltd. BUY 116.16 Ordinary 3,130 3,130 27-Dec-2024 Vanguard Investments Australia Ltd. BUY 116.83 Ordinary 699 699 30-Dec-2024 Vanguard Investments Australia Ltd. BUY 117.87 Ordinary 1,400 1,400 31-Dec-2024 Vanguard Investments Australia Ltd. SELL 117.46 Ordinary (21,259) (21,259) 31-Dec-2024 Vanguard Investments Australia Ltd. SELL 117.46 Ordinary (676) (676) 02-Jan-2025 Vanguard Investments Australia Ltd. BUY 118.21 Ordinary 622 622 02-Jan-2025 Vanguard Investments Australia Ltd. BUY 118.21 Ordinary 690 690 03-Jan-2025 Vanguard Investments Australia Ltd. BUY 117.47 Ordinary 2,177 2,177 03-Jan-2025 Vanguard Investments Australia Ltd. BUY 117.47 Ordinary 1,380 1,380 06-Jan-2025 Vanguard Investments Australia Ltd. BUY 115.44 Ordinary 3,732 3,732 06-Jan-2025 Vanguard Investments Australia Ltd. BUY 115.44 Ordinary 1,380 1,380 08-Jan-2025 Vanguard Investments Australia Ltd. BUY 115.93 Ordinary 1,866 1,866 09-Jan-2025 Vanguard Investments Australia Ltd. BUY 116.45 Ordinary 1,380 1,380 10-Jan-2025 Vanguard Investments Australia Ltd. BUY 119.04 Ordinary 4,680 4,680 13-Jan-2025 Vanguard Investments Australia Ltd. BUY 118.79 Ordinary 1,866 1,866 13-Jan-2025 Vanguard Investments Australia Ltd. BUY 118.79 Ordinary 2,070 2,070 14-Jan-2025 Vanguard Investments Australia Ltd. BUY 119.80 Ordinary 2,760 2,760 15-Jan-2025 Vanguard Investments Australia Ltd. BUY 119.49 Ordinary 1,244 1,244 17-Jan-2025 Vanguard Investments Australia Ltd. BUY 118.74 Ordinary 3,732 3,732 20-Jan-2025 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary 1,244 1,244 20-Jan-2025 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary 2,760 2,760 21-Jan-2025 Vanguard Investments Australia Ltd. BUY 120.61 Ordinary 1,244 1,244 21-Jan-2025 Vanguard Investments Australia Ltd. BUY 120.61 Ordinary 426 426 23-Jan-2025 Vanguard Investments Australia Ltd. BUY 118.00 Ordinary 1,244 1,244 23-Jan-2025 Vanguard Investments Australia Ltd. BUY 118.00 Ordinary 2,760 2,760 24-Jan-2025 Vanguard Investments Australia Ltd. BUY 118.33 Ordinary 3,732 3,732 28-Jan-2025 Vanguard Investments Australia Ltd. BUY 117.68 Ordinary 2,170 2,170 28-Jan-2025 Vanguard Investments Australia Ltd. BUY 117.68 Ordinary 4,650 4,650 28-Jan-2025 Vanguard Investments Australia Ltd. BUY 117.68 Ordinary 2,070 2,070 28-Jan-2025 Vanguard Investments Australia Ltd. BUY 117.68 Ordinary 2,070 2,070 30-Jan-2025 Vanguard Investments Australia Ltd. BUY 117.05 Ordinary 930 930 31-Jan-2025 Vanguard Investments Australia Ltd. BUY 117.40 Ordinary 2,070 2,070 31-Jan-2025 Vanguard Investments Australia Ltd. BUY 117.40 Ordinary 425 425 03-Feb-2025 Vanguard Investments Australia Ltd. BUY 114.91 Ordinary 930 930 03-Feb-2025 Vanguard Investments Australia Ltd. BUY 114.91 Ordinary 3,450 3,450 04-Feb-2025 Vanguard Investments Australia Ltd. BUY 116.76 Ordinary 5,270 5,270 05-Feb-2025 Vanguard Investments Australia Ltd. BUY 119.18 Ordinary 7,064 7,064 06-Feb-2025 Vanguard Investments Australia Ltd. BUY 120.18 Ordinary 2,790 2,790 06-Feb-2025 Vanguard Investments Australia Ltd. BUY 120.18 Ordinary 4,650 4,650 10-Feb-2025 Vanguard Investments Australia Ltd. BUY 119.32 Ordinary 930 930 10-Feb-2025 Vanguard Investments Australia Ltd. BUY 119.32 Ordinary 2,070 2,070 10-Feb-2025 Vanguard Investments Australia Ltd. BUY 119.32 Ordinary 850 850 11-Feb-2025 Vanguard Investments Australia Ltd. BUY 119.71 Ordinary 5,909 5,909 11-Feb-2025 Vanguard Investments Australia Ltd. BUY 119.71 Ordinary 10,024 10,024 12-Feb-2025 Vanguard Investments Australia Ltd. BUY 119.00 Ordinary 1,555 1,555 13-Feb-2025 Vanguard Investments Australia Ltd. BUY 120.35 Ordinary 2,070 2,070 17-Feb-2025 Vanguard Investments Australia Ltd. BUY 120.94 Ordinary 1,651 1,651 18-Feb-2025 Vanguard Investments Australia Ltd. BUY 120.66 Ordinary 6,220 6,220 18-Feb-2025 Vanguard Investments Australia Ltd. BUY 120.66 Ordinary 6,220 6,220 18-Feb-2025 Vanguard Investments Australia Ltd. BUY 120.66 Ordinary 2,768 2,768 18-Feb-2025 Vanguard Investments Australia Ltd. BUY 120.66 Ordinary 4,844 4,844 19-Feb-2025 Vanguard Investments Australia Ltd. BUY 121.95 Ordinary 4,722 4,722 19-Feb-2025 Vanguard Investments Australia Ltd. BUY 121.73 Ordinary 4,723 4,723 20-Feb-2025 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary 6,240 6,240 20-Feb-2025 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary 2,772 2,772 20-Feb-2025 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary 6,237 6,237 21-Feb-2025 Vanguard Investments Australia Ltd. BUY 123.49 Ordinary 312 312 21-Feb-2025 Vanguard Investments Australia Ltd. BUY 123.49 Ordinary 1,386 1,386 24-Feb-2025 Vanguard Investments Australia Ltd. BUY 119.80 Ordinary 936 936 25-Feb-2025 Vanguard Investments Australia Ltd. BUY 119.06 Ordinary 1,555 1,555 25-Feb-2025 Vanguard Investments Australia Ltd. BUY 119.06 Ordinary 3,470 3,470 26-Feb-2025 Vanguard Investments Australia Ltd. BUY 115.02 Ordinary 622 622 26-Feb-2025 Vanguard Investments Australia Ltd. BUY 115.02 Ordinary 6,220 6,220 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 26-Feb-2025 Vanguard Investments Australia Ltd. BUY 115.02 Ordinary 2,784 2,784 26-Feb-2025 Vanguard Investments Australia Ltd. BUY 116.80 Ordinary 8,442 8,442 27-Feb-2025 Vanguard Investments Australia Ltd. BUY 116.69 Ordinary 1,555 1,555 27-Feb-2025 Vanguard Investments Australia Ltd. BUY 116.69 Ordinary 3,480 3,480 03-Mar-2025 Vanguard Investments Australia Ltd. BUY 117.41 Ordinary 1,244 1,244 03-Mar-2025 Vanguard Investments Australia Ltd. BUY 117.41 Ordinary 1,392 1,392 04-Mar-2025 Vanguard Investments Australia Ltd. BUY 117.18 Ordinary 1,394 1,394 05-Mar-2025 Vanguard Investments Australia Ltd. BUY 117.50 Ordinary 4,182 4,182 05-Mar-2025 Vanguard Investments Australia Ltd. BUY 117.50 Ordinary 17,619 17,619 05-Mar-2025 Vanguard Investments Australia Ltd. BUY 117.50 Ordinary 425 425 06-Mar-2025 Vanguard Investments Australia Ltd. SELL 114.92 Ordinary (1,560) (1,560) 06-Mar-2025 Vanguard Investments Australia Ltd. BUY 114.92 Ordinary 11,856 11,856 06-Mar-2025 Vanguard Investments Australia Ltd. BUY 114.92 Ordinary 2,106 2,106 06-Mar-2025 Vanguard Investments Australia Ltd. BUY 114.99 Ordinary 9,176 9,176 06-Mar-2025 Vanguard Investments Australia Ltd. BUY 114.92 Ordinary 250 250 07-Mar-2025 Vanguard Investments Australia Ltd. SELL 115.20 Ordinary (4,665) (4,665) 07-Mar-2025 Vanguard Investments Australia Ltd. BUY 115.20 Ordinary 27,990 27,990 07-Mar-2025 Vanguard Investments Australia Ltd. BUY 115.20 Ordinary 2,808 2,808 07-Mar-2025 Vanguard Investments Australia Ltd. SELL 115.20 Ordinary (1,708) (1,708) 07-Mar-2025 Vanguard Investments Australia Ltd. BUY 115.20 Ordinary 427 427 10-Mar-2025 Vanguard Investments Australia Ltd. BUY 118.71 Ordinary 2,808 2,808 11-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.34 Ordinary 4,368 4,368 11-Mar-2025 Vanguard Investments Australia Ltd. SELL 119.34 Ordinary (1,404) (1,404) 11-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.34 Ordinary 2,106 2,106 11-Mar-2025 Vanguard Investments Australia Ltd. SELL 119.34 Ordinary (854) (854) 11-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.34 Ordinary 427 427 12-Mar-2025 Vanguard Investments Australia Ltd. SELL 117.23 Ordinary (3,510) (3,510) 12-Mar-2025 Vanguard Investments Australia Ltd. BUY 117.23 Ordinary 9,828 9,828 12-Mar-2025 Vanguard Investments Australia Ltd. BUY 117.23 Ordinary 854 854 13-Mar-2025 Vanguard Investments Australia Ltd. BUY 115.99 Ordinary 3,120 3,120 13-Mar-2025 Vanguard Investments Australia Ltd. BUY 115.99 Ordinary 2,106 2,106 13-Mar-2025 Vanguard Investments Australia Ltd. BUY 115.99 Ordinary 854 854 14-Mar-2025 Vanguard Investments Australia Ltd. SELL 117.10 Ordinary (1,404) (1,404) 14-Mar-2025 Vanguard Investments Australia Ltd. BUY 117.10 Ordinary 3,510 3,510 17-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.20 Ordinary 2,808 2,808 18-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.53 Ordinary 6,240 6,240 18-Mar-2025 Vanguard Investments Australia Ltd. SELL 119.53 Ordinary (2,106) (2,106) 18-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.53 Ordinary 4,212 4,212 19-Mar-2025 Vanguard Investments Australia Ltd. BUY 118.70 Ordinary 2,808 2,808 20-Mar-2025 Vanguard Investments Australia Ltd. BUY 117.50 Ordinary 624 624 20-Mar-2025 Vanguard Investments Australia Ltd. BUY 117.50 Ordinary 5,616 5,616 21-Mar-2025 Vanguard Investments Australia Ltd. BUY 118.58 Ordinary 82 82 21-Mar-2025 Vanguard Investments Australia Ltd. BUY 118.58 Ordinary 2,109 2,109 21-Mar-2025 Vanguard Investments Australia Ltd. BUY 118.58 Ordinary 2,379 2,379 24-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.10 Ordinary 2,808 2,808 26-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.96 Ordinary 2,109 2,109 26-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.96 Ordinary 3,515 3,515 26-Mar-2025 Vanguard Investments Australia Ltd. BUY 119.96 Ordinary 427 427 27-Mar-2025 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary 3,660 3,660 27-Mar-2025 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary 3,515 3,515 28-Mar-2025 Vanguard Investments Australia Ltd. BUY 121.26 Ordinary 3,515 3,515 28-Mar-2025 Vanguard Investments Australia Ltd. SELL 121.26 Ordinary (1,281) (1,281) 31-Mar-2025 Vanguard Investments Australia Ltd. SELL 115.49 Ordinary (78,262) (78,262) 31-Mar-2025 Vanguard Investments Australia Ltd. BUY 115.49 Ordinary 1,406 1,406 31-Mar-2025 Vanguard Investments Australia Ltd. SELL 115.49 Ordinary (289) (289) 01-Apr-2025 Vanguard Investments Australia Ltd. BUY 117.10 Ordinary 2,424 2,424 01-Apr-2025 Vanguard Investments Australia Ltd. BUY 117.10 Ordinary 2,037 2,037 01-Apr-2025 Vanguard Investments Australia Ltd. BUY 117.10 Ordinary 2,716 2,716 01-Apr-2025 Vanguard Investments Australia Ltd. BUY 117.10 Ordinary 842 842 02-Apr-2025 Vanguard Investments Australia Ltd. BUY 115.08 Ordinary 906 906 02-Apr-2025 Vanguard Investments Australia Ltd. BUY 115.08 Ordinary 11,127 11,127 03-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.94 Ordinary 909 909 03-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.94 Ordinary 3,395 3,395 03-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.94 Ordinary 4,074 4,074 03-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.94 Ordinary 4,753 4,753 04-Apr-2025 Vanguard Investments Australia Ltd. BUY 112.70 Ordinary 6,342 6,342 04-Apr-2025 Vanguard Investments Australia Ltd. SELL 112.70 Ordinary (1,358) (1,358) 04-Apr-2025 Vanguard Investments Australia Ltd. BUY 112.70 Ordinary 6,790 6,790 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 07-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.40 Ordinary 2,121 2,121 07-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.40 Ordinary 6,060 6,060 07-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.40 Ordinary 20,604 20,604 07-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.40 Ordinary 10,185 10,185 07-Apr-2025 Vanguard Investments Australia Ltd. SELL 108.40 Ordinary (1,684) (1,684) 07-Apr-2025 Vanguard Investments Australia Ltd. SELL 108.40 Ordinary (421) (421) 07-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.40 Ordinary 1,263 1,263 08-Apr-2025 Vanguard Investments Australia Ltd. BUY 109.48 Ordinary 10,605 10,605 08-Apr-2025 Vanguard Investments Australia Ltd. BUY 109.48 Ordinary 2,716 2,716 08-Apr-2025 Vanguard Investments Australia Ltd. BUY 109.48 Ordinary 6,111 6,111 08-Apr-2025 Vanguard Investments Australia Ltd. BUY 109.48 Ordinary 1,263 1,263 09-Apr-2025 Vanguard Investments Australia Ltd. BUY 103.99 Ordinary 3,939 3,939 09-Apr-2025 Vanguard Investments Australia Ltd. BUY 103.99 Ordinary 2,716 2,716 09-Apr-2025 Vanguard Investments Australia Ltd. BUY 103.99 Ordinary 6,790 6,790 10-Apr-2025 Vanguard Investments Australia Ltd. BUY 110.59 Ordinary 7,272 7,272 10-Apr-2025 Vanguard Investments Australia Ltd. BUY 110.59 Ordinary 2,037 2,037 10-Apr-2025 Vanguard Investments Australia Ltd. BUY 110.59 Ordinary 5,432 5,432 11-Apr-2025 Vanguard Investments Australia Ltd. BUY 109.29 Ordinary 2,716 2,716 11-Apr-2025 Vanguard Investments Australia Ltd. BUY 109.29 Ordinary 3,395 3,395 14-Apr-2025 Vanguard Investments Australia Ltd. BUY 110.85 Ordinary 3,952 3,952 14-Apr-2025 Vanguard Investments Australia Ltd. BUY 110.85 Ordinary 2,037 2,037 14-Apr-2025 Vanguard Investments Australia Ltd. BUY 110.85 Ordinary 421 421 16-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.37 Ordinary 2,692 2,692 16-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.37 Ordinary 6,080 6,080 16-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.37 Ordinary 1,358 1,358 16-Apr-2025 Vanguard Investments Australia Ltd. BUY 108.37 Ordinary 5,106 5,106 17-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.54 Ordinary 3,355 3,355 17-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.54 Ordinary 2,037 2,037 17-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.54 Ordinary 4,074 4,074 22-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.62 Ordinary 3,965 3,965 22-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.62 Ordinary 6,181 6,181 22-Apr-2025 Vanguard Investments Australia Ltd. BUY 111.62 Ordinary 2,037 2,037 23-Apr-2025 Vanguard Investments Australia Ltd. BUY 113.83 Ordinary 2,013 2,013 23-Apr-2025 Vanguard Investments Australia Ltd. BUY 113.83 Ordinary 2,037 2,037 24-Apr-2025 Vanguard Investments Australia Ltd. BUY 114.92 Ordinary 2,716 2,716 28-Apr-2025 Vanguard Investments Australia Ltd. BUY 115.00 Ordinary 2,716 2,716 29-Apr-2025 Vanguard Investments Australia Ltd. SELL 116.56 Ordinary (6,710) (6,710) 29-Apr-2025 Vanguard Investments Australia Ltd. BUY 116.56 Ordinary 7,015 7,015 29-Apr-2025 Vanguard Investments Australia Ltd. SELL 116.56 Ordinary (3,395) (3,395) 29-Apr-2025 Vanguard Investments Australia Ltd. BUY 116.56 Ordinary 679 679 29-Apr-2025 Vanguard Investments Australia Ltd. BUY 116.56 Ordinary 2,716 2,716 30-Apr-2025 Vanguard Investments Australia Ltd. BUY 117.10 Ordinary 6,936 6,936 01-May-2025 Vanguard Investments Australia Ltd. BUY 115.90 Ordinary 2,037 2,037 01-May-2025 Vanguard Investments Australia Ltd. BUY 115.90 Ordinary 2,716 2,716 02-May-2025 Vanguard Investments Australia Ltd. BUY 116.66 Ordinary 2,037 2,037 05-May-2025 Vanguard Investments Australia Ltd. BUY 115.59 Ordinary 2,135 2,135 06-May-2025 Vanguard Investments Australia Ltd. BUY 115.26 Ordinary 4,074 4,074 08-May-2025 Vanguard Investments Australia Ltd. BUY 116.08 Ordinary 1,216 1,216 08-May-2025 Vanguard Investments Australia Ltd. BUY 116.08 Ordinary 4,710 4,710 08-May-2025 Vanguard Investments Australia Ltd. BUY 115.91 Ordinary 4,378 4,378 09-May-2025 Vanguard Investments Australia Ltd. BUY 114.98 Ordinary 3,405 3,405 12-May-2025 Vanguard Investments Australia Ltd. BUY 117.35 Ordinary 2,121 2,121 13-May-2025 Vanguard Investments Australia Ltd. BUY 119.85 Ordinary 2,732 2,732 14-May-2025 Vanguard Investments Australia Ltd. BUY 120.49 Ordinary 2,732 2,732 14-May-2025 Vanguard Investments Australia Ltd. BUY 120.49 Ordinary 2,732 2,732 15-May-2025 Vanguard Investments Australia Ltd. BUY 120.02 Ordinary 1,818 1,818 16-May-2025 Vanguard Investments Australia Ltd. BUY 121.05 Ordinary 2,049 2,049 19-May-2025 Vanguard Investments Australia Ltd. BUY 119.46 Ordinary 3,415 3,415 21-May-2025 Vanguard Investments Australia Ltd. BUY 119.56 Ordinary 1,366 1,366 23-May-2025 Vanguard Investments Australia Ltd. BUY 117.00 Ordinary 2,049 2,049 26-May-2025 Vanguard Investments Australia Ltd. BUY 115.21 Ordinary 2,732 2,732 26-May-2025 Vanguard Investments Australia Ltd. BUY 115.21 Ordinary 4,781 4,781 27-May-2025 Vanguard Investments Australia Ltd. BUY 115.25 Ordinary 1,366 1,366 28-May-2025 Vanguard Investments Australia Ltd. BUY 114.17 Ordinary 1,520 1,520 28-May-2025 Vanguard Investments Australia Ltd. SELL 114.17 Ordinary (2,732) (2,732) 29-May-2025 Vanguard Investments Australia Ltd. BUY 113.39 Ordinary 2,049 2,049 30-May-2025 Vanguard Investments Australia Ltd. BUY 112.66 Ordinary 2,745 2,745 02-Jun-2025 Vanguard Investments Australia Ltd. BUY 110.75 Ordinary 2,135 2,135 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 02-Jun-2025 Vanguard Investments Australia Ltd. BUY 110.75 Ordinary 1,366 1,366 03-Jun-2025 Vanguard Investments Australia Ltd. BUY 110.02 Ordinary 2,745 2,745 04-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.68 Ordinary 3,415 3,415 05-Jun-2025 Vanguard Investments Australia Ltd. BUY 110.01 Ordinary 2,754 2,754 05-Jun-2025 Vanguard Investments Australia Ltd. BUY 110.01 Ordinary 2,732 2,732 05-Jun-2025 Vanguard Investments Australia Ltd. SELL 110.01 Ordinary (848) (848) 06-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.60 Ordinary 3,415 3,415 10-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.12 Ordinary 1,836 1,836 10-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.12 Ordinary 2,448 2,448 11-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.38 Ordinary 1,836 1,836 11-Jun-2025 Vanguard Investments Australia Ltd. BUY 109.38 Ordinary 3,415 3,415 12-Jun-2025 Vanguard Investments Australia Ltd. BUY 107.58 Ordinary 918 918 13-Jun-2025 Vanguard Investments Australia Ltd. BUY 106.38 Ordinary 1,530 1,530 13-Jun-2025 Vanguard Investments Australia Ltd. BUY 106.38 Ordinary 2,049 2,049 16-Jun-2025 Vanguard Investments Australia Ltd. BUY 107.11 Ordinary 3,060 3,060 19-Jun-2025 Vanguard Investments Australia Ltd. BUY 103.55 Ordinary 1,836 1,836 19-Jun-2025 Vanguard Investments Australia Ltd. BUY 103.55 Ordinary 3,060 3,060 20-Jun-2025 Vanguard Investments Australia Ltd. SELL 102.17 Ordinary (168,133) (168,133) 20-Jun-2025 Vanguard Investments Australia Ltd. SELL 102.17 Ordinary (14,478) (14,478) 23-Jun-2025 Vanguard Investments Australia Ltd. BUY 101.83 Ordinary 3,672 3,672 23-Jun-2025 Vanguard Investments Australia Ltd. BUY 101.83 Ordinary 1,908 1,908 24-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.94 Ordinary 636 636 24-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.94 Ordinary 2,544 2,544 25-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.30 Ordinary 3,180 3,180 26-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.19 Ordinary 3,050 3,050 26-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.19 Ordinary 3,180 3,180 26-Jun-2025 Vanguard Investments Australia Ltd. BUY 104.19 Ordinary 5,088 5,088 27-Jun-2025 Vanguard Investments Australia Ltd. BUY 108.97 Ordinary 3,185 3,185 30-Jun-2025 Vanguard Investments Australia Ltd. SELL 107.13 Ordinary (38,815) (38,815) 01-Jul-2025 Vanguard Investments Australia Ltd. BUY 106.12 Ordinary 621 621 01-Jul-2025 Vanguard Investments Australia Ltd. BUY 106.12 Ordinary 3,105 3,105 01-Jul-2025 Vanguard Investments Australia Ltd. BUY 106.12 Ordinary 4,347 4,347 03-Jul-2025 Vanguard Investments Australia Ltd. BUY 110.25 Ordinary 3,105 3,105 04-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.80 Ordinary 2,727 2,727 04-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.80 Ordinary 4,545 4,545 07-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.62 Ordinary 3,105 3,105 07-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.62 Ordinary 3,726 3,726 08-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.19 Ordinary 1,212 1,212 08-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.19 Ordinary 4,545 4,545 09-Jul-2025 Vanguard Investments Australia Ltd. BUY 107.59 Ordinary 1,863 1,863 10-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.62 Ordinary 4,545 4,545 10-Jul-2025 Vanguard Investments Australia Ltd. BUY 108.62 Ordinary 3,105 3,105 11-Jul-2025 Vanguard Investments Australia Ltd. BUY 111.10 Ordinary 3,030 3,030 11-Jul-2025 Vanguard Investments Australia Ltd. BUY 111.10 Ordinary 2,484 2,484 14-Jul-2025 Vanguard Investments Australia Ltd. BUY 111.74 Ordinary 2,484 2,484 15-Jul-2025 Vanguard Investments Australia Ltd. BUY 110.28 Ordinary 1,818 1,818 16-Jul-2025 Vanguard Investments Australia Ltd. BUY 110.52 Ordinary 3,105 3,105 16-Jul-2025 Vanguard Investments Australia Ltd. BUY 110.52 Ordinary 3,726 3,726 18-Jul-2025 Vanguard Investments Australia Ltd. BUY 113.11 Ordinary 2,484 2,484 21-Jul-2025 Vanguard Investments Australia Ltd. BUY 114.46 Ordinary 5,589 5,589 22-Jul-2025 Vanguard Investments Australia Ltd. BUY 118.32 Ordinary 1,242 1,242 22-Jul-2025 Vanguard Investments Australia Ltd. BUY 118.32 Ordinary 3,105 3,105 23-Jul-2025 Vanguard Investments Australia Ltd. BUY 119.47 Ordinary 845 845 24-Jul-2025 Vanguard Investments Australia Ltd. BUY 119.86 Ordinary 3,726 3,726 28-Jul-2025 Vanguard Investments Australia Ltd. BUY 116.95 Ordinary 3,939 3,939 28-Jul-2025 Vanguard Investments Australia Ltd. BUY 116.95 Ordinary 3,105 3,105 29-Jul-2025 Vanguard Investments Australia Ltd. BUY 116.93 Ordinary 4,848 4,848 29-Jul-2025 Vanguard Investments Australia Ltd. BUY 116.93 Ordinary 621 621 30-Jul-2025 Vanguard Investments Australia Ltd. BUY 115.81 Ordinary 1,242 1,242 30-Jul-2025 Vanguard Investments Australia Ltd. BUY 115.81 Ordinary 3,105 3,105 30-Jul-2025 Vanguard Investments Australia Ltd. BUY 115.81 Ordinary 4,347 4,347 01-Aug-2025 Vanguard Investments Australia Ltd. BUY 110.90 Ordinary 1,818 1,818 01-Aug-2025 Vanguard Investments Australia Ltd. BUY 110.90 Ordinary 2,484 2,484 01-Aug-2025 Vanguard Investments Australia Ltd. BUY 110.90 Ordinary 3,105 3,105 01-Aug-2025 Vanguard Investments Australia Ltd. BUY 110.90 Ordinary 4,347 4,347 04-Aug-2025 Vanguard Investments Australia Ltd. BUY 111.39 Ordinary 1,212 1,212 04-Aug-2025 Vanguard Investments Australia Ltd. BUY 111.39 Ordinary 3,105 3,105 07-Aug-2025 Vanguard Investments Australia Ltd. BUY 112.36 Ordinary 5,749 5,749 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 08-Aug-2025 Vanguard Investments Australia Ltd. BUY 113.62 Ordinary 1,520 1,520 08-Aug-2025 Vanguard Investments Australia Ltd. BUY 113.62 Ordinary 3,105 3,105 12-Aug-2025 Vanguard Investments Australia Ltd. BUY 116.72 Ordinary 608 608 12-Aug-2025 Vanguard Investments Australia Ltd. BUY 116.72 Ordinary 3,040 3,040 12-Aug-2025 Vanguard Investments Australia Ltd. BUY 116.72 Ordinary 3,105 3,105 13-Aug-2025 Vanguard Investments Australia Ltd. BUY 117.84 Ordinary 2,484 2,484 14-Aug-2025 Vanguard Investments Australia Ltd. BUY 113.45 Ordinary 1,216 1,216 14-Aug-2025 Vanguard Investments Australia Ltd. BUY 114.99 Ordinary 2,264 2,264 14-Aug-2025 Vanguard Investments Australia Ltd. BUY 113.45 Ordinary 3,105 3,105 15-Aug-2025 Vanguard Investments Australia Ltd. BUY 115.05 Ordinary 1,520 1,520 15-Aug-2025 Vanguard Investments Australia Ltd. BUY 115.05 Ordinary 1,863 1,863 18-Aug-2025 Vanguard Investments Australia Ltd. BUY 113.30 Ordinary 4,968 4,968 20-Aug-2025 Vanguard Investments Australia Ltd. BUY 112.90 Ordinary 3,355 3,355 20-Aug-2025 Vanguard Investments Australia Ltd. BUY 112.25 Ordinary 4,723 4,723 21-Aug-2025 Vanguard Investments Australia Ltd. BUY 114.01 Ordinary 3,050 3,050 21-Aug-2025 Vanguard Investments Australia Ltd. BUY 114.01 Ordinary 2,492 2,492 22-Aug-2025 Vanguard Investments Australia Ltd. SELL 112.71 Ordinary (1,520) (1,520) 25-Aug-2025 Vanguard Investments Australia Ltd. BUY 115.42 Ordinary 3,738 3,738 25-Aug-2025 Vanguard Investments Australia Ltd. BUY 115.42 Ordinary 3,738 3,738 26-Aug-2025 Vanguard Investments Australia Ltd. BUY 115.42 Ordinary 1,515 1,515 26-Aug-2025 Vanguard Investments Australia Ltd. BUY 115.42 Ordinary 263 263 27-Aug-2025 Vanguard Investments Australia Ltd. BUY 116.63 Ordinary 3,120 3,120 27-Aug-2025 Vanguard Investments Australia Ltd. BUY 116.63 Ordinary 8,154 8,154 28-Aug-2025 Vanguard Investments Australia Ltd. BUY 115.41 Ordinary 3,913 3,913 28-Aug-2025 Vanguard Investments Australia Ltd. BUY 116.10 Ordinary 5,569 5,569 29-Aug-2025 Vanguard Investments Australia Ltd. BUY 115.47 Ordinary 1,250 1,250 29-Aug-2025 Vanguard Investments Australia Ltd. BUY 115.47 Ordinary 1,875 1,875 01-Sep-2025 Vanguard Investments Australia Ltd. BUY 113.99 Ordinary 5,008 5,008 01-Sep-2025 Vanguard Investments Australia Ltd. BUY 113.99 Ordinary 423 423 02-Sep-2025 Vanguard Investments Australia Ltd. BUY 114.44 Ordinary 3,756 3,756 02-Sep-2025 Vanguard Investments Australia Ltd. BUY 114.44 Ordinary 3,756 3,756 02-Sep-2025 Vanguard Investments Australia Ltd. BUY 114.44 Ordinary 7,663 7,663 02-Sep-2025 Vanguard Investments Australia Ltd. BUY 114.44 Ordinary 265 265 03-Sep-2025 Vanguard Investments Australia Ltd. SELL 113.57 Ordinary (2,408) (2,408) 03-Sep-2025 Vanguard Investments Australia Ltd. BUY 113.57 Ordinary 4,515 4,515 03-Sep-2025 Vanguard Investments Australia Ltd. BUY 113.57 Ordinary 627 627 04-Sep-2025 Vanguard Investments Australia Ltd. BUY 116.15 Ordinary 4,530 4,530 04-Sep-2025 Vanguard Investments Australia Ltd. BUY 115.00 Ordinary 3,252 3,252 05-Sep-2025 Vanguard Investments Australia Ltd. SELL 117.23 Ordinary (1,812) (1,812) 05-Sep-2025 Vanguard Investments Australia Ltd. BUY 117.23 Ordinary 4,530 4,530 05-Sep-2025 Vanguard Investments Australia Ltd. BUY 117.23 Ordinary 2,697 2,697 05-Sep-2025 Vanguard Investments Australia Ltd. BUY 117.23 Ordinary 3,145 3,145 08-Sep-2025 Vanguard Investments Australia Ltd. SELL 118.21 Ordinary (1,510) (1,510) 08-Sep-2025 Vanguard Investments Australia Ltd. BUY 118.21 Ordinary 4,530 4,530 08-Sep-2025 Vanguard Investments Australia Ltd. BUY 118.21 Ordinary 4,530 4,530 08-Sep-2025 Vanguard Investments Australia Ltd. BUY 118.21 Ordinary 2,516 2,516 08-Sep-2025 Vanguard Investments Australia Ltd. BUY 118.21 Ordinary 3,145 3,145 09-Sep-2025 Vanguard Investments Australia Ltd. BUY 116.94 Ordinary 3,145 3,145 09-Sep-2025 Vanguard Investments Australia Ltd. BUY 116.94 Ordinary 3,145 3,145 10-Sep-2025 Vanguard Investments Australia Ltd. SELL 114.57 Ordinary (6,946) (6,946) 10-Sep-2025 Vanguard Investments Australia Ltd. BUY 114.57 Ordinary 3,624 3,624 10-Sep-2025 Vanguard Investments Australia Ltd. BUY 114.57 Ordinary 425 425 11-Sep-2025 Vanguard Investments Australia Ltd. BUY 114.24 Ordinary 1,395 1,395 11-Sep-2025 Vanguard Investments Australia Ltd. BUY 114.24 Ordinary 2,516 2,516 12-Sep-2025 Vanguard Investments Australia Ltd. BUY 115.44 Ordinary 1,812 1,812 15-Sep-2025 Vanguard Investments Australia Ltd. BUY 115.31 Ordinary 7,550 7,550 15-Sep-2025 Vanguard Investments Australia Ltd. BUY 115.31 Ordinary 2,516 2,516 15-Sep-2025 Vanguard Investments Australia Ltd. BUY 115.31 Ordinary 3,145 3,145 16-Sep-2025 Vanguard Investments Australia Ltd. BUY 117.49 Ordinary 1,812 1,812 17-Sep-2025 Vanguard Investments Australia Ltd. BUY 116.33 Ordinary 3,145 3,145 17-Sep-2025 Vanguard Investments Australia Ltd. BUY 116.33 Ordinary 3,145 3,145 18-Sep-2025 Vanguard Investments Australia Ltd. BUY 115.54 Ordinary 3,030 3,030 18-Sep-2025 Vanguard Investments Australia Ltd. BUY 115.54 Ordinary 4,545 4,545 18-Sep-2025 Vanguard Investments Australia Ltd. BUY 115.54 Ordinary 4,403 4,403 18-Sep-2025 Vanguard Investments Australia Ltd. BUY 115.54 Ordinary 425 425 19-Sep-2025 Vanguard Investments Australia Ltd. BUY 114.00 Ordinary 294 294 19-Sep-2025 Vanguard Investments Australia Ltd. BUY 114.00 Ordinary 1,470 1,470 19-Sep-2025 Vanguard Investments Australia Ltd. BUY 114.00 Ordinary 1,764 1,764 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 19-Sep-2025 Vanguard Investments Australia Ltd. BUY 114.00 Ordinary 32,172 32,172 19-Sep-2025 Vanguard Investments Australia Ltd. BUY 114.00 Ordinary 3,774 3,774 19-Sep-2025 Vanguard Investments Australia Ltd. BUY 114.00 Ordinary 3,774 3,774 19-Sep-2025 Vanguard Investments Australia Ltd. BUY 114.00 Ordinary 3,774 3,774 23-Sep-2025 Vanguard Investments Australia Ltd. BUY 118.28 Ordinary 1,172 1,172 23-Sep-2025 Vanguard Investments Australia Ltd. BUY 118.28 Ordinary 630 630 23-Sep-2025 Vanguard Investments Australia Ltd. BUY 118.28 Ordinary 3,150 3,150 23-Sep-2025 Vanguard Investments Australia Ltd. BUY 118.28 Ordinary 3,150 3,150 24-Sep-2025 Vanguard Investments Australia Ltd. BUY 117.54 Ordinary 1,176 1,176 24-Sep-2025 Vanguard Investments Australia Ltd. BUY 117.54 Ordinary 2,940 2,940 24-Sep-2025 Vanguard Investments Australia Ltd. BUY 117.54 Ordinary 3,780 3,780 25-Sep-2025 Vanguard Investments Australia Ltd. BUY 121.77 Ordinary 1,470 1,470 25-Sep-2025 Vanguard Investments Australia Ltd. BUY 121.77 Ordinary 2,520 2,520 25-Sep-2025 Vanguard Investments Australia Ltd. BUY 121.77 Ordinary 3,150 3,150 25-Sep-2025 Vanguard Investments Australia Ltd. BUY 121.77 Ordinary 425 425 26-Sep-2025 Vanguard Investments Australia Ltd. BUY 123.20 Ordinary 2,940 2,940 26-Sep-2025 Vanguard Investments Australia Ltd. BUY 123.20 Ordinary 3,150 3,150 26-Sep-2025 Vanguard Investments Australia Ltd. SELL 123.20 Ordinary (1,275) (1,275) 26-Sep-2025 Vanguard Investments Australia Ltd. SELL 123.20 Ordinary (425) (425) 29-Sep-2025 Vanguard Investments Australia Ltd. BUY 121.25 Ordinary 1,770 1,770 30-Sep-2025 Vanguard Investments Australia Ltd. SELL 122.03 Ordinary (13,437) (13,437) 01-Oct-2025 Vanguard Investments Australia Ltd. BUY 122.58 Ordinary 4,088 4,088 01-Oct-2025 Vanguard Investments Australia Ltd. BUY 122.58 Ordinary 3,726 3,726 01-Oct-2025 Vanguard Investments Australia Ltd. BUY 122.58 Ordinary 3,726 3,726 02-Oct-2025 Vanguard Investments Australia Ltd. BUY 124.05 Ordinary 2,484 2,484 06-Oct-2025 Vanguard Investments Australia Ltd. BUY 123.58 Ordinary 2,920 2,920 06-Oct-2025 Vanguard Investments Australia Ltd. BUY 123.58 Ordinary 2,484 2,484 07-Oct-2025 Vanguard Investments Australia Ltd. BUY 124.18 Ordinary 7,528 7,528 07-Oct-2025 Vanguard Investments Australia Ltd. BUY 124.18 Ordinary 334 334 09-Oct-2025 Vanguard Investments Australia Ltd. BUY 127.27 Ordinary 4,347 4,347 10-Oct-2025 Vanguard Investments Australia Ltd. BUY 125.15 Ordinary 1,752 1,752 10-Oct-2025 Vanguard Investments Australia Ltd. BUY 125.15 Ordinary 3,105 3,105 13-Oct-2025 Vanguard Investments Australia Ltd. SELL 125.21 Ordinary (876) (876) 13-Oct-2025 Vanguard Investments Australia Ltd. BUY 125.21 Ordinary 2,336 2,336 13-Oct-2025 Vanguard Investments Australia Ltd. BUY 125.21 Ordinary 1,242 1,242 13-Oct-2025 Vanguard Investments Australia Ltd. BUY 125.21 Ordinary 3,726 3,726 14-Oct-2025 Vanguard Investments Australia Ltd. BUY 127.43 Ordinary 419 419 16-Oct-2025 Vanguard Investments Australia Ltd. BUY 129.27 Ordinary 1,242 1,242 17-Oct-2025 Vanguard Investments Australia Ltd. BUY 130.88 Ordinary 4,102 4,102 20-Oct-2025 Vanguard Investments Australia Ltd. BUY 130.71 Ordinary 2,628 2,628 20-Oct-2025 Vanguard Investments Australia Ltd. BUY 130.71 Ordinary 1,242 1,242 20-Oct-2025 Vanguard Investments Australia Ltd. BUY 130.71 Ordinary 3,726 3,726 21-Oct-2025 Vanguard Investments Australia Ltd. BUY 131.89 Ordinary 2,920 2,920 22-Oct-2025 Vanguard Investments Australia Ltd. BUY 130.40 Ordinary 2,336 2,336 23-Oct-2025 Vanguard Investments Australia Ltd. BUY 129.90 Ordinary 1,242 1,242 23-Oct-2025 Vanguard Investments Australia Ltd. BUY 129.90 Ordinary 3,105 3,105 27-Oct-2025 Vanguard Investments Australia Ltd. BUY 133.49 Ordinary 1,752 1,752 27-Oct-2025 Vanguard Investments Australia Ltd. BUY 133.49 Ordinary 1,863 1,863 28-Oct-2025 Vanguard Investments Australia Ltd. BUY 132.72 Ordinary 2,628 2,628 28-Oct-2025 Vanguard Investments Australia Ltd. BUY 132.72 Ordinary 3,105 3,105 29-Oct-2025 Vanguard Investments Australia Ltd. BUY 133.35 Ordinary 4,380 4,380 30-Oct-2025 Vanguard Investments Australia Ltd. BUY 133.43 Ordinary 2,044 2,044 30-Oct-2025 Vanguard Investments Australia Ltd. BUY 133.43 Ordinary 2,484 2,484 30-Oct-2025 Vanguard Investments Australia Ltd. BUY 133.43 Ordinary 3,726 3,726 31-Oct-2025 Vanguard Investments Australia Ltd. BUY 132.87 Ordinary 1,460 1,460 31-Oct-2025 Vanguard Investments Australia Ltd. BUY 132.87 Ordinary 2,484 2,484 03-Nov-2025 Vanguard Investments Australia Ltd. BUY 132.84 Ordinary 2,920 2,920 03-Nov-2025 Vanguard Investments Australia Ltd. BUY 132.84 Ordinary 3,105 3,105 04-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.40 Ordinary 4,380 4,380 04-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.40 Ordinary 3,726 3,726 05-Nov-2025 Vanguard Investments Australia Ltd. BUY 127.84 Ordinary 3,504 3,504 05-Nov-2025 Vanguard Investments Australia Ltd. BUY 127.84 Ordinary 4,380 4,380 05-Nov-2025 Vanguard Investments Australia Ltd. BUY 127.84 Ordinary 23,878 23,878 05-Nov-2025 Vanguard Investments Australia Ltd. BUY 127.84 Ordinary 1,242 1,242 05-Nov-2025 Vanguard Investments Australia Ltd. BUY 127.84 Ordinary 3,726 3,726 05-Nov-2025 Vanguard Investments Australia Ltd. BUY 127.84 Ordinary 420 420 06-Nov-2025 Vanguard Investments Australia Ltd. BUY 130.76 Ordinary 292 292 06-Nov-2025 Vanguard Investments Australia Ltd. BUY 130.76 Ordinary 1,752 1,752 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 06-Nov-2025 Vanguard Investments Australia Ltd. BUY 130.25 Ordinary 5,010 5,010 06-Nov-2025 Vanguard Investments Australia Ltd. BUY 130.76 Ordinary 420 420 07-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.04 Ordinary 1,460 1,460 10-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.79 Ordinary 1,866 1,866 10-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.79 Ordinary 420 420 11-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.56 Ordinary 3,115 3,115 11-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.56 Ordinary 3,115 3,115 11-Nov-2025 Vanguard Investments Australia Ltd. BUY 131.27 Ordinary 3,411 3,411 11-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.56 Ordinary 5,607 5,607 11-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.56 Ordinary 237 237 11-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.56 Ordinary 421 421 13-Nov-2025 Vanguard Investments Australia Ltd. SELL 133.65 Ordinary (73,000) (73,000) 13-Nov-2025 Vanguard Investments Australia Ltd. BUY 133.65 Ordinary 1,869 1,869 13-Nov-2025 Vanguard Investments Australia Ltd. BUY 133.65 Ordinary 3,115 3,115 14-Nov-2025 Vanguard Investments Australia Ltd. BUY 131.85 Ordinary 2,336 2,336 14-Nov-2025 Vanguard Investments Australia Ltd. BUY 131.85 Ordinary 5,840 5,840 14-Nov-2025 Vanguard Investments Australia Ltd. BUY 131.85 Ordinary 6,230 6,230 14-Nov-2025 Vanguard Investments Australia Ltd. SELL 131.85 Ordinary (422) (422) 17-Nov-2025 Vanguard Investments Australia Ltd. BUY 132.59 Ordinary 2,496 2,496 18-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.08 Ordinary 1,758 1,758 18-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.08 Ordinary 1,758 1,758 18-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.08 Ordinary 624 624 18-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.08 Ordinary 3,120 3,120 18-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.08 Ordinary 4,368 4,368 18-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.08 Ordinary 8,903 8,903 18-Nov-2025 Vanguard Investments Australia Ltd. SELL 129.08 Ordinary (422) (422) 18-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.08 Ordinary 422 422 19-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.27 Ordinary 7,032 7,032 19-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.27 Ordinary 3,744 3,744 21-Nov-2025 Vanguard Investments Australia Ltd. BUY 127.85 Ordinary 1,172 1,172 21-Nov-2025 Vanguard Investments Australia Ltd. BUY 127.85 Ordinary 3,809 3,809 21-Nov-2025 Vanguard Investments Australia Ltd. BUY 127.85 Ordinary 5,860 5,860 21-Nov-2025 Vanguard Investments Australia Ltd. BUY 127.85 Ordinary 2,496 2,496 21-Nov-2025 Vanguard Investments Australia Ltd. BUY 127.85 Ordinary 4,992 4,992 24-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.31 Ordinary 684 684 24-Nov-2025 Vanguard Investments Australia Ltd. BUY 129.31 Ordinary 1,807 1,807 25-Nov-2025 Vanguard Investments Australia Ltd. BUY 132.28 Ordinary 1,872 1,872 25-Nov-2025 Vanguard Investments Australia Ltd. BUY 132.28 Ordinary 3,744 3,744 26-Nov-2025 Vanguard Investments Australia Ltd. BUY 134.18 Ordinary 2,930 2,930 26-Nov-2025 Vanguard Investments Australia Ltd. BUY 134.18 Ordinary 2,496 2,496 27-Nov-2025 Vanguard Investments Australia Ltd. BUY 132.37 Ordinary 624 624 27-Nov-2025 Vanguard Investments Australia Ltd. BUY 132.37 Ordinary 2,496 2,496 28-Nov-2025 Vanguard Investments Australia Ltd. BUY 132.28 Ordinary 4,395 4,395 28-Nov-2025 Vanguard Investments Australia Ltd. BUY 132.28 Ordinary 7,618 7,618 28-Nov-2025 Vanguard Investments Australia Ltd. BUY 132.28 Ordinary 3,120 3,120 28-Nov-2025 Vanguard Investments Australia Ltd. BUY 132.28 Ordinary 3,120 3,120 01-Dec-2025 Vanguard Investments Australia Ltd. BUY 132.76 Ordinary 3,780 3,780 01-Dec-2025 Vanguard Investments Australia Ltd. BUY 132.76 Ordinary 1,872 1,872 02-Dec-2025 Vanguard Investments Australia Ltd. BUY 135.03 Ordinary 1,248 1,248 03-Dec-2025 Vanguard Investments Australia Ltd. BUY 135.28 Ordinary 1,758 1,758 03-Dec-2025 Vanguard Investments Australia Ltd. BUY 135.28 Ordinary 3,120 3,120 04-Dec-2025 Vanguard Investments Australia Ltd. BUY 140.58 Ordinary 1,465 1,465 04-Dec-2025 Vanguard Investments Australia Ltd. BUY 140.58 Ordinary 2,496 2,496 04-Dec-2025 Vanguard Investments Australia Ltd. BUY 140.58 Ordinary 3,120 3,120 05-Dec-2025 Vanguard Investments Australia Ltd. BUY 138.47 Ordinary 3,516 3,516 08-Dec-2025 Vanguard Investments Australia Ltd. BUY 137.18 Ordinary 1,248 1,248 08-Dec-2025 Vanguard Investments Australia Ltd. BUY 137.18 Ordinary 3,120 3,120 09-Dec-2025 Vanguard Investments Australia Ltd. BUY 137.03 Ordinary 1,470 1,470 09-Dec-2025 Vanguard Investments Australia Ltd. BUY 137.03 Ordinary 4,410 4,410 09-Dec-2025 Vanguard Investments Australia Ltd. BUY 137.03 Ordinary 3,120 3,120 10-Dec-2025 Vanguard Investments Australia Ltd. BUY 137.50 Ordinary 2,058 2,058 10-Dec-2025 Vanguard Investments Australia Ltd. SELL 137.50 Ordinary (3,744) (3,744) 10-Dec-2025 Vanguard Investments Australia Ltd. BUY 137.50 Ordinary 1,248 1,248 10-Dec-2025 Vanguard Investments Australia Ltd. BUY 137.50 Ordinary 1,872 1,872 10-Dec-2025 Vanguard Investments Australia Ltd. BUY 137.50 Ordinary 436 436 11-Dec-2025 Vanguard Investments Australia Ltd. BUY 139.95 Ordinary 2,646 2,646 11-Dec-2025 Vanguard Investments Australia Ltd. BUY 139.95 Ordinary 2,496 2,496 11-Dec-2025 Vanguard Investments Australia Ltd. BUY 139.95 Ordinary 3,120 3,120 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 12-Dec-2025 Vanguard Investments Australia Ltd. BUY 143.40 Ordinary 1,470 1,470 12-Dec-2025 Vanguard Investments Australia Ltd. BUY 143.40 Ordinary 3,120 3,120 15-Dec-2025 Vanguard Investments Australia Ltd. BUY 139.94 Ordinary 1,176 1,176 15-Dec-2025 Vanguard Investments Australia Ltd. BUY 139.94 Ordinary 3,744 3,744 16-Dec-2025 Vanguard Investments Australia Ltd. BUY 140.30 Ordinary 624 624 16-Dec-2025 Vanguard Investments Australia Ltd. BUY 140.30 Ordinary 6,864 6,864 17-Dec-2025 Vanguard Investments Australia Ltd. BUY 141.40 Ordinary 1,764 1,764 17-Dec-2025 Vanguard Investments Australia Ltd. BUY 141.40 Ordinary 1,764 1,764 17-Dec-2025 Vanguard Investments Australia Ltd. BUY 141.40 Ordinary 3,528 3,528 17-Dec-2025 Vanguard Investments Australia Ltd. BUY 141.40 Ordinary 4,368 4,368 18-Dec-2025 Vanguard Investments Australia Ltd. BUY 142.88 Ordinary 3,120 3,120 18-Dec-2025 Vanguard Investments Australia Ltd. BUY 142.88 Ordinary 3,120 3,120 19-Dec-2025 Vanguard Investments Australia Ltd. SELL 143.07 Ordinary (2,568) (2,568) 19-Dec-2025 Vanguard Investments Australia Ltd. SELL 143.07 Ordinary (42) (42) 19-Dec-2025 Vanguard Investments Australia Ltd. BUY 143.07 Ordinary 4,440 4,440 19-Dec-2025 Vanguard Investments Australia Ltd. SELL 143.07 Ordinary (121,134) (121,134) 19-Dec-2025 Vanguard Investments Australia Ltd. SELL 143.07 Ordinary (14,527) (14,527) 19-Dec-2025 Vanguard Investments Australia Ltd. SELL 143.07 Ordinary (2,142) (2,142) 22-Dec-2025 Vanguard Investments Australia Ltd. BUY 144.52 Ordinary 594 594 22-Dec-2025 Vanguard Investments Australia Ltd. BUY 144.52 Ordinary 2,970 2,970 22-Dec-2025 Vanguard Investments Australia Ltd. BUY 144.52 Ordinary 3,564 3,564 23-Dec-2025 Vanguard Investments Australia Ltd. BUY 146.40 Ordinary 2,380 2,380 24-Dec-2025 Vanguard Investments Australia Ltd. BUY 147.50 Ordinary 2,065 2,065 24-Dec-2025 Vanguard Investments Australia Ltd. BUY 147.50 Ordinary 1,785 1,785 24-Dec-2025 Vanguard Investments Australia Ltd. BUY 147.50 Ordinary 2,380 2,380 29-Dec-2025 Vanguard Investments Australia Ltd. BUY 146.72 Ordinary 2,950 2,950 29-Dec-2025 Vanguard Investments Australia Ltd. BUY 146.72 Ordinary 2,380 2,380 29-Dec-2025 Vanguard Investments Australia Ltd. BUY 146.72 Ordinary 437 437 30-Dec-2025 Vanguard Investments Australia Ltd. BUY 147.01 Ordinary 9,711 9,711 30-Dec-2025 Vanguard Investments Australia Ltd. BUY 147.01 Ordinary 596 596 30-Dec-2025 Vanguard Investments Australia Ltd. BUY 147.01 Ordinary 2,980 2,980 31-Dec-2025 Vanguard Investments Australia Ltd. SELL 146.82 Ordinary (6,102) (6,102) 31-Dec-2025 Vanguard Investments Australia Ltd. SELL 146.82 Ordinary (176) (176) 02-Jan-2026 Vanguard Investments Australia Ltd. BUY 147.69 Ordinary 2,930 2,930 02-Jan-2026 Vanguard Investments Australia Ltd. BUY 147.69 Ordinary 4,395 4,395 02-Jan-2026 Vanguard Investments Australia Ltd. BUY 147.69 Ordinary 591 591 05-Jan-2026 Vanguard Investments Australia Ltd. BUY 149.59 Ordinary 1,758 1,758 05-Jan-2026 Vanguard Investments Australia Ltd. BUY 149.59 Ordinary 11,779 11,779 05-Jan-2026 Vanguard Investments Australia Ltd. BUY 149.59 Ordinary 2,364 2,364 06-Jan-2026 Vanguard Investments Australia Ltd. BUY 152.27 Ordinary 5,274 5,274 06-Jan-2026 Vanguard Investments Australia Ltd. BUY 152.27 Ordinary 1,182 1,182 07-Jan-2026 Vanguard Investments Australia Ltd. BUY 154.73 Ordinary 4,395 4,395 07-Jan-2026 Vanguard Investments Australia Ltd. BUY 154.73 Ordinary 7,046 7,046 07-Jan-2026 Vanguard Investments Australia Ltd. BUY 154.73 Ordinary 2,364 2,364 07-Jan-2026 Vanguard Investments Australia Ltd. BUY 154.73 Ordinary 2,364 2,364 08-Jan-2026 Vanguard Investments Australia Ltd. SELL 152.63 Ordinary (434) (434) 09-Jan-2026 Vanguard Investments Australia Ltd. BUY 143.06 Ordinary 4,395 4,395 09-Jan-2026 Vanguard Investments Australia Ltd. BUY 143.06 Ordinary 3,546 3,546 12-Jan-2026 Vanguard Investments Australia Ltd. BUY 142.43 Ordinary 1,182 1,182 12-Jan-2026 Vanguard Investments Australia Ltd. BUY 142.43 Ordinary 2,955 2,955 12-Jan-2026 Vanguard Investments Australia Ltd. BUY 142.43 Ordinary 434 434 14-Jan-2026 Vanguard Investments Australia Ltd. BUY 146.66 Ordinary 1,465 1,465 14-Jan-2026 Vanguard Investments Australia Ltd. BUY 146.66 Ordinary 2,364 2,364 14-Jan-2026 Vanguard Investments Australia Ltd. BUY 146.66 Ordinary 433 433 15-Jan-2026 Vanguard Investments Australia Ltd. BUY 147.20 Ordinary 3,223 3,223 16-Jan-2026 Vanguard Investments Australia Ltd. BUY 148.25 Ordinary 1,773 1,773 19-Jan-2026 Vanguard Investments Australia Ltd. BUY 149.38 Ordinary 2,364 2,364 20-Jan-2026 Vanguard Investments Australia Ltd. BUY 146.34 Ordinary 2,364 2,364 20-Jan-2026 Vanguard Investments Australia Ltd. BUY 146.34 Ordinary 3,546 3,546 22-Jan-2026 Vanguard Investments Australia Ltd. BUY 151.02 Ordinary 879 879 22-Jan-2026 Vanguard Investments Australia Ltd. BUY 151.02 Ordinary 17,298 17,298 22-Jan-2026 Vanguard Investments Australia Ltd. BUY 151.02 Ordinary 2,955 2,955 23-Jan-2026 Vanguard Investments Australia Ltd. BUY 148.72 Ordinary 2,364 2,364 27-Jan-2026 Vanguard Investments Australia Ltd. BUY 151.20 Ordinary 1,470 1,470 27-Jan-2026 Vanguard Investments Australia Ltd. BUY 151.20 Ordinary 1,773 1,773 28-Jan-2026 Vanguard Investments Australia Ltd. BUY 154.82 Ordinary 3,516 3,516 28-Jan-2026 Vanguard Investments Australia Ltd. SELL 154.82 Ordinary (433) (433) 29-Jan-2026 Vanguard Investments Australia Ltd. BUY 157.04 Ordinary 1,172 1,172 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 29-Jan-2026 Vanguard Investments Australia Ltd. BUY 157.04 Ordinary 1,465 1,465 29-Jan-2026 Vanguard Investments Australia Ltd. BUY 157.04 Ordinary 3,540 3,540 29-Jan-2026 Vanguard Investments Australia Ltd. BUY 157.04 Ordinary 433 433 30-Jan-2026 Vanguard Investments Australia Ltd. SELL 151.55 Ordinary (433) (433) 02-Feb-2026 Vanguard Investments Australia Ltd. BUY 149.98 Ordinary 1,470 1,470 02-Feb-2026 Vanguard Investments Australia Ltd. BUY 149.98 Ordinary 1,773 1,773 02-Feb-2026 Vanguard Investments Australia Ltd. BUY 149.98 Ordinary 4,460 4,460 03-Feb-2026 Vanguard Investments Australia Ltd. SELL 152.87 Ordinary (1,302) (1,302) 04-Feb-2026 Vanguard Investments Australia Ltd. BUY 159.43 Ordinary 1,470 1,470 04-Feb-2026 Vanguard Investments Australia Ltd. BUY 159.43 Ordinary 1,770 1,770 04-Feb-2026 Vanguard Investments Australia Ltd. BUY 159.43 Ordinary 866 866 05-Feb-2026 Vanguard Investments Australia Ltd. BUY 157.13 Ordinary 2,058 2,058 06-Feb-2026 Vanguard Investments Australia Ltd. BUY 157.08 Ordinary 3,234 3,234 06-Feb-2026 Vanguard Investments Australia Ltd. BUY 157.08 Ordinary 3,822 3,822 06-Feb-2026 Vanguard Investments Australia Ltd. BUY 157.08 Ordinary 1,770 1,770 06-Feb-2026 Vanguard Investments Australia Ltd. BUY 157.08 Ordinary 2,950 2,950 06-Feb-2026 Vanguard Investments Australia Ltd. SELL 157.08 Ordinary (433) (433) 06-Feb-2026 Vanguard Investments Australia Ltd. BUY 157.08 Ordinary 866 866 09-Feb-2026 Vanguard Investments Australia Ltd. BUY 160.37 Ordinary 3,540 3,540 09-Feb-2026 Vanguard Investments Australia Ltd. BUY 160.37 Ordinary 866 866 10-Feb-2026 Vanguard Investments Australia Ltd. BUY 162.59 Ordinary 2,360 2,360 11-Feb-2026 Vanguard Investments Australia Ltd. BUY 164.56 Ordinary 1,764 1,764 11-Feb-2026 Vanguard Investments Australia Ltd. BUY 164.56 Ordinary 8,195 8,195 11-Feb-2026 Vanguard Investments Australia Ltd. BUY 164.56 Ordinary 2,308 2,308 12-Feb-2026 Vanguard Investments Australia Ltd. BUY 168.80 Ordinary 1,764 1,764 12-Feb-2026 Vanguard Investments Australia Ltd. BUY 168.80 Ordinary 590 590 12-Feb-2026 Vanguard Investments Australia Ltd. BUY 168.80 Ordinary 1,180 1,180 12-Feb-2026 Vanguard Investments Australia Ltd. BUY 168.80 Ordinary 1,180 1,180 13-Feb-2026 Vanguard Investments Australia Ltd. BUY 169.74 Ordinary 2,940 2,940 13-Feb-2026 Vanguard Investments Australia Ltd. BUY 169.74 Ordinary 2,360 2,360 13-Feb-2026 Vanguard Investments Australia Ltd. SELL 169.74 Ordinary (2,165) (2,165) 16-Feb-2026 Vanguard Investments Australia Ltd. BUY 162.75 Ordinary 1,470 1,470 16-Feb-2026 Vanguard Investments Australia Ltd. BUY 162.75 Ordinary 2,360 2,360 16-Feb-2026 Vanguard Investments Australia Ltd. BUY 162.75 Ordinary 2,360 2,360 16-Feb-2026 Vanguard Investments Australia Ltd. SELL 162.75 Ordinary (433) (433) 17-Feb-2026 Vanguard Investments Australia Ltd. BUY 163.03 Ordinary 1,182 1,182 18-Feb-2026 Vanguard Investments Australia Ltd. BUY 165.19 Ordinary 1,773 1,773 18-Feb-2026 Vanguard Investments Australia Ltd. BUY 165.19 Ordinary 2,364 2,364 20-Feb-2026 Vanguard Investments Australia Ltd. BUY 163.30 Ordinary 3,245 3,245 20-Feb-2026 Vanguard Investments Australia Ltd. BUY 163.30 Ordinary 1,773 1,773 23-Feb-2026 Vanguard Investments Australia Ltd. BUY 161.10 Ordinary 2,065 2,065 23-Feb-2026 Vanguard Investments Australia Ltd. BUY 161.10 Ordinary 2,960 2,960 24-Feb-2026 Vanguard Investments Australia Ltd. BUY 159.32 Ordinary 1,770 1,770 24-Feb-2026 Vanguard Investments Australia Ltd. BUY 159.32 Ordinary 2,368 2,368 25-Feb-2026 Vanguard Investments Australia Ltd. BUY 162.67 Ordinary 8,259 8,259 25-Feb-2026 Vanguard Investments Australia Ltd. BUY 162.67 Ordinary 2,965 2,965 25-Feb-2026 Vanguard Investments Australia Ltd. BUY 162.75 Ordinary 4,056 4,056 25-Feb-2026 Vanguard Investments Australia Ltd. BUY 162.67 Ordinary 435 435 26-Feb-2026 Vanguard Investments Australia Ltd. SELL 168.11 Ordinary (7,902) (7,902) 26-Feb-2026 Vanguard Investments Australia Ltd. BUY 168.63 Ordinary 1,779 1,779 27-Feb-2026 Vanguard Investments Australia Ltd. BUY 167.33 Ordinary 1,480 1,480 02-Mar-2026 Vanguard Investments Australia Ltd. BUY 169.44 Ordinary 4,752 4,752 02-Mar-2026 Vanguard Investments Australia Ltd. BUY 169.40 Ordinary 14,509 14,509 02-Mar-2026 Vanguard Investments Australia Ltd. BUY 169.44 Ordinary 358 358 03-Mar-2026 Vanguard Investments Australia Ltd. SELL 165.37 Ordinary (19,882) (19,882) 04-Mar-2026 Vanguard Investments Australia Ltd. BUY 162.70 Ordinary 1,782 1,782 04-Mar-2026 Vanguard Investments Australia Ltd. BUY 162.70 Ordinary 2,376 2,376 05-Mar-2026 Vanguard Investments Australia Ltd. BUY 164.58 Ordinary 15,992 15,992 05-Mar-2026 Vanguard Investments Australia Ltd. SELL 164.58 Ordinary (1,794) (1,794) 05-Mar-2026 Vanguard Investments Australia Ltd. BUY 164.58 Ordinary 4,784 4,784 05-Mar-2026 Vanguard Investments Australia Ltd. BUY 162.91 Ordinary 12,481 12,481 05-Mar-2026 Vanguard Investments Australia Ltd. BUY 164.58 Ordinary 218 218 06-Mar-2026 Vanguard Investments Australia Ltd. BUY 158.67 Ordinary 1,485 1,485 06-Mar-2026 Vanguard Investments Australia Ltd. BUY 158.67 Ordinary 2,392 2,392 09-Mar-2026 Vanguard Investments Australia Ltd. BUY 152.68 Ordinary 2,970 2,970 09-Mar-2026 Vanguard Investments Australia Ltd. BUY 152.68 Ordinary 2,970 2,970 09-Mar-2026 Vanguard Investments Australia Ltd. BUY 152.68 Ordinary 9,504 9,504 09-Mar-2026 Vanguard Investments Australia Ltd. BUY 152.68 Ordinary 23,993 23,993 # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 09-Mar-2026 Vanguard Investments Australia Ltd. BUY 152.68 Ordinary 4,784 4,784 10-Mar-2026 Vanguard Investments Australia Ltd. BUY 153.61 Ordinary 2,392 2,392 10-Mar-2026 Vanguard Investments Australia Ltd. BUY 153.61 Ordinary 4,186 4,186 11-Mar-2026 Vanguard Investments Australia Ltd. BUY 155.30 Ordinary 23,675 23,675 11-Mar-2026 Vanguard Investments Australia Ltd. BUY 155.30 Ordinary 2,990 2,990 12-Mar-2026 Vanguard Investments Australia Ltd. BUY 153.09 Ordinary 2,376 2,376 12-Mar-2026 Vanguard Investments Australia Ltd. BUY 153.09 Ordinary 4,455 4,455 12-Mar-2026 Vanguard Investments Australia Ltd. BUY 153.09 Ordinary 44,072 44,072 12-Mar-2026 Vanguard Investments Australia Ltd. BUY 153.09 Ordinary 62,667 62,667 12-Mar-2026 Vanguard Investments Australia Ltd. BUY 153.09 Ordinary 2,990 2,990 12-Mar-2026 Vanguard Investments Australia Ltd. BUY 153.09 Ordinary 3,588 3,588 12-Mar-2026 Vanguard Investments Australia Ltd. BUY 153.09 Ordinary 438 438 13-Mar-2026 Vanguard Investments Australia Ltd. BUY 157.89 Ordinary 1,782 1,782 17-Mar-2026 Vanguard Investments Australia Ltd. BUY 155.18 Ordinary 2,079 2,079 17-Mar-2026 Vanguard Investments Australia Ltd. BUY 155.18 Ordinary 2,392 2,392 17-Mar-2026 Vanguard Investments Australia Ltd. BUY 155.18 Ordinary 2,990 2,990 17-Mar-2026 Vanguard Investments Australia Ltd. BUY 155.18 Ordinary 876 876 18-Mar-2026 Vanguard Investments Australia Ltd. BUY 156.38 Ordinary 2,376 2,376 19-Mar-2026 Vanguard Investments Australia Ltd. BUY 151.35 Ordinary 2,673 2,673 19-Mar-2026 Vanguard Investments Australia Ltd. BUY 151.35 Ordinary 5,940 5,940 19-Mar-2026 Vanguard Investments Australia Ltd. BUY 151.35 Ordinary 2,392 2,392 19-Mar-2026 Vanguard Investments Australia Ltd. BUY 151.35 Ordinary 3,588 3,588 20-Mar-2026 Vanguard Investments Australia Ltd. BUY 146.92 Ordinary 2,673 2,673 20-Mar-2026 Vanguard Investments Australia Ltd. BUY 146.92 Ordinary 3,522 3,522 20-Mar-2026 Vanguard Investments Australia Ltd. BUY 146.92 Ordinary 54,164 54,164 20-Mar-2026 Vanguard Investments Australia Ltd. BUY 146.92 Ordinary 598 598 20-Mar-2026 Vanguard Investments Australia Ltd. SELL 146.92 Ordinary (2,190) (2,190) 20-Mar-2026 Vanguard Investments Australia Ltd. BUY 146.92 Ordinary 438 438 23-Mar-2026 Vanguard Investments Australia Ltd. BUY 144.41 Ordinary 1,782 1,782 23-Mar-2026 Vanguard Investments Australia Ltd. BUY 144.41 Ordinary 2,970 2,970 23-Mar-2026 Vanguard Investments Australia Ltd. BUY 144.41 Ordinary 1,794 1,794 24-Mar-2026 Vanguard Investments Australia Ltd. SELL 147.56 Ordinary (1,198) (1,198) 24-Mar-2026 Vanguard Investments Australia Ltd. BUY 147.56 Ordinary 2,396 2,396 24-Mar-2026 Vanguard Investments Australia Ltd. BUY 147.56 Ordinary 2,396 2,396 24-Mar-2026 Vanguard Investments Australia Ltd. SELL 147.56 Ordinary (438) (438) 24-Mar-2026 Vanguard Investments Australia Ltd. BUY 147.56 Ordinary 876 876 25-Mar-2026 Vanguard Investments Australia Ltd. BUY 149.91 Ordinary 1,782 1,782 25-Mar-2026 Vanguard Investments Australia Ltd. BUY 149.91 Ordinary 33,164 33,164 25-Mar-2026 Vanguard Investments Australia Ltd. BUY 149.91 Ordinary 2,396 2,396 26-Mar-2026 Vanguard Investments Australia Ltd. BUY 151.02 Ordinary 2,079 2,079 26-Mar-2026 Vanguard Investments Australia Ltd. SELL 151.02 Ordinary (3,594) (3,594) 26-Mar-2026 Vanguard Investments Australia Ltd. BUY 151.02 Ordinary 4,792 4,792 27-Mar-2026 Vanguard Investments Australia Ltd. BUY 150.99 Ordinary 6,646 6,646 30-Mar-2026 Vanguard Investments Australia Ltd. BUY 160.78 Ordinary 2,079 2,079 30-Mar-2026 Vanguard Investments Australia Ltd. BUY 160.78 Ordinary 2,376 2,376 30-Mar-2026 Vanguard Investments Australia Ltd. BUY 160.78 Ordinary 2,396 2,396 30-Mar-2026 Vanguard Investments Australia Ltd. BUY 160.78 Ordinary 4,792 4,792 31-Mar-2026 Vanguard Investments Australia Ltd. BUY 161.43 Ordinary 12,589 12,589 31-Mar-2026 Vanguard Investments Australia Ltd. SELL 161.43 Ordinary (5,941) (5,941) 31-Mar-2026 Vanguard Investments Australia Ltd. BUY 161.43 Ordinary 599 599 01-Apr-2026 Vanguard Investments Australia Ltd. SELL 167.09 Ordinary (1,764) (1,764) 01-Apr-2026 Vanguard Investments Australia Ltd. BUY 167.09 Ordinary 2,058 2,058 01-Apr-2026 Vanguard Investments Australia Ltd. BUY 167.09 Ordinary 2,940 2,940 01-Apr-2026 Vanguard Investments Australia Ltd. BUY 167.09 Ordinary 13,183 13,183 01-Apr-2026 Vanguard Investments Australia Ltd. BUY 167.09 Ordinary 4,151 4,151 02-Apr-2026 Vanguard Investments Australia Ltd. BUY 161.62 Ordinary 1,180 1,180 02-Apr-2026 Vanguard Investments Australia Ltd. BUY 161.62 Ordinary 2,065 2,065 02-Apr-2026 Vanguard Investments Australia Ltd. BUY 161.62 Ordinary 4,425 4,425 02-Apr-2026 Vanguard Investments Australia Ltd. BUY 161.62 Ordinary 2,372 2,372 08-Apr-2026 Vanguard Investments Australia Ltd. BUY 173.64 Ordinary 3,540 3,540 08-Apr-2026 Vanguard Investments Australia Ltd. BUY 173.64 Ordinary 593 593 08-Apr-2026 Vanguard Investments Australia Ltd. SELL 173.64 Ordinary (434) (434) 09-Apr-2026 Vanguard Investments Australia Ltd. BUY 171.76 Ordinary 2,965 2,965 10-Apr-2026 Vanguard Investments Australia Ltd. BUY 171.23 Ordinary 1,770 1,770 10-Apr-2026 Vanguard Investments Australia Ltd. BUY 171.23 Ordinary 2,372 2,372 13-Apr-2026 Vanguard Investments Australia Ltd. BUY 172.07 Ordinary 2,065 2,065 14-Apr-2026 Vanguard Investments Australia Ltd. BUY 174.29 Ordinary 2,965 2,965 15-Apr-2026 Vanguard Investments Australia Ltd. SELL 173.82 Ordinary (2,360) (2,360) # External Use Authorized

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 15-Apr-2026 Vanguard Investments Australia Ltd. SELL 173.82 Ordinary (434) (434) 16-Apr-2026 Vanguard Investments Australia Ltd. BUY 172.60 Ordinary 4,744 4,744 17-Apr-2026 Vanguard Investments Australia Ltd. SELL 173.75 Ordinary (3,256) (3,256) 17-Apr-2026 Vanguard Investments Australia Ltd. BUY 173.75 Ordinary 14,146 14,146 17-Apr-2026 Vanguard Investments Australia Ltd. BUY 173.75 Ordinary 14,317 14,317 20-Apr-2026 Vanguard Investments Australia Ltd. BUY 172.51 Ordinary 1,776 1,776 20-Apr-2026 Vanguard Investments Australia Ltd. BUY 172.51 Ordinary 2,072 2,072 20-Apr-2026 Vanguard Investments Australia Ltd. BUY 172.51 Ordinary 2,664 2,664 20-Apr-2026 Vanguard Investments Australia Ltd. BUY 172.51 Ordinary 1,190 1,190 20-Apr-2026 Vanguard Investments Australia Ltd. BUY 172.51 Ordinary 5,355 5,355 21-Apr-2026 Vanguard Investments Australia Ltd. BUY 173.86 Ordinary 1,785 1,785 22-Apr-2026 Vanguard Investments Australia Ltd. BUY 173.05 Ordinary 1,782 1,782 22-Apr-2026 Vanguard Investments Australia Ltd. BUY 173.05 Ordinary 2,380 2,380 22-Apr-2026 Vanguard Investments Australia Ltd. BUY 173.05 Ordinary 4,165 4,165 23-Apr-2026 Vanguard Investments Australia Ltd. BUY 171.95 Ordinary 1,485 1,485 23-Apr-2026 Vanguard Investments Australia Ltd. BUY 171.95 Ordinary 2,970 2,970 23-Apr-2026 Vanguard Investments Australia Ltd. BUY 171.95 Ordinary 3,267 3,267 23-Apr-2026 Vanguard Investments Australia Ltd. BUY 171.95 Ordinary 4,455 4,455 23-Apr-2026 Vanguard Investments Australia Ltd. BUY 171.95 Ordinary 2,975 2,975 24-Apr-2026 Vanguard Investments Australia Ltd. BUY 171.59 Ordinary 2,975 2,975 27-Apr-2026 Vanguard Investments Australia Ltd. BUY 172.93 Ordinary 1,188 1,188 27-Apr-2026 Vanguard Investments Australia Ltd. BUY 172.93 Ordinary 2,673 2,673 27-Apr-2026 Vanguard Investments Australia Ltd. SELL 172.93 Ordinary (434) (434) 28-Apr-2026 Vanguard Investments Australia Ltd. BUY 172.12 Ordinary 1,485 1,485 28-Apr-2026 Vanguard Investments Australia Ltd. BUY 172.12 Ordinary 2,673 2,673 28-Apr-2026 Vanguard Investments Australia Ltd. BUY 172.12 Ordinary 3,570 3,570 29-Apr-2026 Vanguard Investments Australia Ltd. BUY 170.80 Ordinary 2,376 2,376 29-Apr-2026 Vanguard Investments Australia Ltd. BUY 170.80 Ordinary 4,455 4,455 29-Apr-2026 Vanguard Investments Australia Ltd. BUY 170.80 Ordinary 5,674 5,674 29-Apr-2026 Vanguard Investments Australia Ltd. BUY 170.80 Ordinary 5,940 5,940 29-Apr-2026 Vanguard Investments Australia Ltd. BUY 170.80 Ordinary 11,583 11,583 29-Apr-2026 Vanguard Investments Australia Ltd. BUY 170.80 Ordinary 3,570 3,570 30-Apr-2026 Vanguard Investments Australia Ltd. BUY 167.40 Ordinary 2,970 2,970 30-Apr-2026 Vanguard Investments Australia Ltd. BUY 167.40 Ordinary 3,267 3,267 30-Apr-2026 Vanguard Investments Australia Ltd. BUY 167.40 Ordinary 4,455 4,455 30-Apr-2026 Vanguard Investments Australia Ltd. BUY 167.40 Ordinary 5,940 5,940 30-Apr-2026 Vanguard Investments Australia Ltd. BUY 167.40 Ordinary 5,940 5,940 30-Apr-2026 Vanguard Investments Australia Ltd. BUY 167.40 Ordinary 1,190 1,190 30-Apr-2026 Vanguard Investments Australia Ltd. BUY 167.40 Ordinary 2,380 2,380 Vanguard Personalized Indexing Managem DELIVER Ordinary (493) (493) This is Annexure A of 45 pages referred to in Form 604, Notice of change of interest of substantial holder. Signature: Name: Shawn Acker Capacity: Compliance Manager Date: 05-May-2026 # External Use Authorized